SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedád Anonima

ITEM

1 Translation of Consolidated Financial Statements as of December 31, 2016, 2015, 2014.

YPF SOCIEDAD ANONIMA Consolidated Financial Statements as of December 31, 2016, 2015 and 2014

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

CONTENT

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

GLOSSARY OF TERMS

Term	Definition
AESA	Subsidiary A-Evangelista S.A.
Associate	Company over which YPF has significant influence as provided for in IAS 28
CDS	Associate Central Dock Sud S.A.
CGU	Cash-Generating Units
CIMSA	Subsidiary Compañía de Inversiones Mineras S.A.
CNV	Argentine Securities Commission
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standard
IDS	Associate Inversora Dock Sud S.A.
Joint venture	Company jointly owned by YPF as provided for in IAS 28
JO	Joint operation
LGS	Argentine General Corporations Law No. 19,550 (T.O. 1984), as amended
MEGA	Joint venture Compañía Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MMBtu	Million British thermal units
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Associate Oleoducto Trasandino (Argentina) S.A.
OTC	Associate Oleoducto Trasandino (Chile) S.A.
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
SEC	U.S. Securities and Exchange Commission
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10.
Termap	Associate Terminales Marítimas Patagónicas S.A.
US$	U.S. dollar
US$/Bbl	U.S. dollar per barrel
Y-GEN I	Joint venture Y-GEN Eléctrica S.R.L.
Y-GEN II	Joint venture Y-GEN Eléctrica II S.R.L.
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Subsidiary YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF Sociedad Anónima
YPF SP	Subsidiary YPF Servicios Petroleros S.A.
YSUR Group	Group formed by the subsidiaries YSUR Participaciones S.A.U., YSUR Inversiones Petroleras S.A.U., YSUR Inversora S.A.U., YSUR Petrolera Argentina S.A., Petrolera TDF Company S.R.L., YSUR Energía Argentina S.R.L., Petrolera LF Company S.R.L. and YSUR Recursos Naturales S.R.L.
YTEC	Subsidiary YPF Tecnología S.A.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016, 2015 AND 2014

LEGAL INFORMATION

Legal domicile

Macacha Güemes 515 – Autonomous City of Buenos Aires, Argentina

Fiscal year number 40

Beginning on January 1, 2016

Principal business of the Company:

Exploration, development and production of oil, natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals, chemicals and non-fossil fuels, biofuels and their components; production of electric power from hydrocarbons; rendering telecommunications services, as well as the production, industrialization, processing, marketing, preparation services, transportation and storage of grains and its derivatives.

Filing with the Public Registry:

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume “A”, Corporations, with the Public Registry of Buenos Aires City, in charge of the Argentine Registrar of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5109, Book 113, Volume “A”, Corporations, with the above mentioned Registry.

Duration of the Company:

Through June 15, 2093.

Last amendment to the bylaws:

April 29, 2016 registered with the Argentine Registrar of Companies (Inspección General de Justicia) on December 21, 2016 under No. 25,244, Book 82 of Corporations.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24:

Not incorporated (modified by Law No. 26,831).

Capital structure

393,312,793 shares of common stock, Argentine pesos 10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing

3,933,127,930

MIGUEL ANGEL GUTIERREZ
President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2016, 2015 AND 2014 (Amounts expressed in millions of Argentine Pesos)

	Notes	2016	2015	2014
ASSETS
Noncurrent Assets
Intangible assets	7	8,114	7,279	4,393
Property, plant and equipment	8	308,014	270,905	156,930
Investments in associates and joint ventures	9	5,488	4,372	3,177
Deferred income tax assets, net	15	564	954	244
Other receivables	11	3,909	2,501	1,691
Trade receivables	12	87	469	19
Investment in financial assets	6	7,737	—	—

Total noncurrent assets		333,913	286,480	166,454

Current Assets
Inventories	10	21,820	19,258	13,001
Other receivables	11	13,456	19,413	7,170
Trade receivables	12	33,645	22,111	12,171
Investment in financial assets	6	7,548	804	—
Cash and cash equivalents	13	10,757	15,387	9,758

Total current assets		87,226	76,973	42,100

TOTAL ASSETS		421,139	363,453	208,554

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,403	10,349	10,400
Reserves, other comprehensive income and retained earnings		108,352	110,064	62,230

Shareholders’ equity attributable to shareholders of the parent company		118,755	120,413	72,630

Non-controlling interest		(94)	48	151

TOTAL SHAREHOLDERS’ EQUITY		118,661	120,461	72,781

LIABILITIES
Noncurrent Liabilities
Provisions	14	47,358	39,623	26,564
Deferred income tax liabilities, net	15	42,465	44,812	18,948
Taxes payable		98	207	299
Loans	16	127,568	77,934	36,030
Other liabilities	17	336	340	332
Accounts payable	18	2,187	285	234

Total noncurrent liabilities		220,012	163,201	82,407

Current Liabilities
Provisions	14	1,994	2,009	2,399
Income tax liability		176	1,487	3,972
Taxes payable		4,440	6,047	1,411
Salaries and social security		3,094	2,452	1,903
Loans	16	26,777	27,817	13,275
Other liabilities	17	4,390	413	886
Accounts payable	18	41,595	39,566	29,520

Total current liabilities		82,466	79,791	53,366

TOTAL LIABILITIES		302,478	242,992	135,773

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		421,139	363,453	208,554

Accompanying notes are an integral part of consolidated financial statements.

MIGUEL ANGEL GUTIERREZ
President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014 (Amounts expressed in millions of Argentine Pesos)

	Notes	2016	2015	2014
Revenues	19	210,100	156,136	141,942
Cost	20	(177,304)	(119,537)	(104,492)

Gross profit		32,796	36,599	37,450

Selling expenses	21	(15,212)	(11,099)	(10,114)
Administrative expenses	21	(7,126)	(5,586)	(4,530)
Exploration expenses	21	(3,155)	(2,473)	(2,034)
Impairment of property, plant and equipment and intangible assets	2.c and 8	(34,943)	(2,535)	—
Other operating results, net	22	3,394	1,682	(1,030)

Operating profit (loss)		(24,246)	16,588	19,742

Income from equity interests in associates and joint ventures	9	588	318	558
Financial income	23	16,759	27,263	11,301
Financial loss	23	(24,944)	(16,016)	(9,826)
Other financial results	23	2,039	910	297

Financial results, net	23	(6,146)	12,157	1,772

Net profit (loss) before income tax		(29,804)	29,063	22,072

Income tax	15	1,425	(24,637)	(13,223)

Net profit (loss) for the year		(28,379)	4,426	8,849

Net profit (loss) for the year attributable to:
– Shareholders of the parent company		(28,237)	4,579	9,002
– Non-controlling interest		(142)	(153)	(153)
Profit (loss) per share attributable to shareholders of the parent company basic and diluted	26	(72.13)	11.68	22.95
Other comprehensive income
Actuarial results – Pension plans(1)		—	6	25
Exchange differences from investments in subsidiaries(2)		—	(189)	—
Translation differences from investments in associates and joint ventures(3)		(938)	(1,466)	(677)
Translation differences from YPF (4)		28,352	45,407	16,928

Total other comprehensive income for the year(5)		27,414	43,758	16,276

Total comprehensive income (loss) for the year		(965)	48,184	25,125

(1)	Immediately reclassified to retained earnings.
(2)	Exchange differences as recognized by the indirect subsidiary Gas Argentino S.A. in its statement of comprehensive income, which was reclassified by YPF as other comprehensive income upon the acquisition of negotiable obligations of the said subsidiary.
(3)	Will be reversed to net income at the moment of the sale of the investment or full or partial reimbursement of the capital.
(4)	Will not be reversed to net income.
(5)	Entirely assigned to the parent company’s shareholders.

Accompanying notes are an integral part of consolidated financial statements.

MIGUEL ANGEL GUTIERREZ
President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014 (Amounts expressed in millions of Argentine Pesos)

	2016
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share- based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balances at the beginning of the fiscal year	3,922	6,083	11	18	67	(277)	(115)	640	10,349
Accrual of share-based benefit plans(4)	—	—	—	—	153	—	—	—	153
Repurchase of treasury shares	(2)	(3)	2	3	—	(50)	—	—	(50)
Settlement of share-based benefit plans (2)	3	5	(3)	(5)	(159)	175	(65)	—	(49)
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 29, 2016(3)	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors of June 9, 2016(3)	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—

Balances at the end of the fiscal year	3,923	6,085	10	16	61	(152)	(180)	640	10,403

	2016
	Reserves								Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balances at the beginning of the fiscal year	2,007	5	21,264	440	3,648	78,115		4,585	120,413	48	120,461
Accrual of share-based benefit plans(4)	—	—	—	—	—	—		—	153	—	153
Repurchase of treasury shares	—	—	—	—	—	—		—	(50)	—	(50)
Settlement of share-based benefit plans (2)	—	—	—	—	—	—		—	(49)	—	(49)
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 29, 2016(3)	—	889	3,640	50	—	—		(4,579)	—	—	—
As decided by the Board of Directors of June 9, 2016(3)	—	(889)	—	—	—	—		—	(889)	—	(889)
Other comprehensive income	—	—	—	—	—	27,414		—	27,414	—	27,414
Net loss	—	—	—	—	—	—		(28,237)	(28,237)	(142)	(28,379)

Balances at the end of the fiscal year	2,007	5	24,904	490	3,648	105,529	(1)	(28,231)	118,755	(94)	118,661

(1)	Includes 109,334 corresponding to the effect of the translation of the financial statements of YPF S.A. and (3,805) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, as detailed in Note 2.b.1.
(2)	Net of employees’ income tax withholding related to the share-based benefit plans.
(3)	See Note 25.
(4)	See Note 32.

MIGUEL ANGEL GUTIERREZ
President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014 (Cont.) (Amounts expressed in millions of Argentine Pesos)

	2015
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share- based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balances at the beginning of the fiscal year	3,922	6,083	11	18	51	(310)	(15)	640	10,400
Accrual of share-based benefit plans(4)	—	—	—	—	124	—	—	—	124
Repurchase of treasury shares	(4)	(6)	4	6	—	(120)	—	—	(120)
Settlement of share-based benefit plans (3)	4	6	(4)	(6)	(108)	153	(100)	—	(55)
Contributions of non-controlling interest	—	—	—	—	—	—	—	—	—
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 30, 2015	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors of June 8, 2015	—	—	—	—	—	—	—	—	—
Actuarial gains reclassification – Pension Plan (2)	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—

Balances at the end of the fiscal year	3,922	6,083	11	18	67	(277)	(115)	640	10,349

	2015
	Reserves								Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balances at the beginning of the fiscal year	2,007	5	12,854	320	3,648	34,363		9,033	72,630	151	72,781
Accrual of share-based benefit plans(4)	—	—	—	—	—	—		—	124	—	124
Repurchase of treasury shares	—	—	—	—	—	—		—	(120)	—	(120)
Settlement of share-based benefit plans (3)	—	—	—	—	—	—		—	(55)	—	(55)
Contributions of non-controlling interest	—	—	—	—	—	—		—	—	50	50
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 30, 2015	—	503	8,410	120	—	—		(9,033)	—	—	—
As decided by the Board of Directors of June 8, 2015	—	(503)	—	—	—	—		—	(503)	—	(503)
Other comprehensive income	—	—	—	—	—	43,758		—	43,758	—	43,758
Actuarial gains reclassification – Pension Plan (2)	—	—	—	—	—	(6)		6	—	—	—
Net income	—	—	—	—	—	—		4,579	4,579	(153)	4,426

Balances at the end of the fiscal year	2,007	5	21,264	440	3,648	78,115	(1)	4,585	120,413	48	120,461

(1)	Includes 80,982 corresponding to the effect of the translation of the financial statements of YPF and (2,867) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, as detailed in Note 2.b.1.
(2)	Pension plans of investments in subsidiaries.
(3)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(4)	See Note 32.

MIGUEL ANGEL GUTIERREZ
President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014 (Cont.) (Amounts expressed in millions of Argentine Pesos)

	2014
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share- based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balances at the beginning of the fiscal year	3,924	6,087	9	14	40	(110)	(4)	640	10,600
Accrual of share-based benefit plans (4)	—	—	—	—	80	—	—	—	80
Repurchase of treasury shares	(6)	(10)	6	10	—	(200)	—	—	(200)
Settlement of share-based benefit plans (3)	4	6	(4)	(6)	(69)	—	(11)	—	(80)
Contributions of non-controlling interest	—	—	—	—	—	—	—	—	—
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 30, 2014	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors of June 11, 2014	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Actuarial gains reclassification – Pension Plan (2)	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—

Balances at the end of the fiscal year	3,922	6,083	11	18	51	(310)	(15)	640	10,400

	2014
	Reserves								Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balances at the beginning of the fiscal year	2,007	4	8,394	120	3,648	18,112		5,131	48,016	224	48,240
Accrual of share-based benefit plans (4)	—	—	—	—	—	—		—	80	—	80
Repurchase of treasury shares	—	—	—	—	—	—		—	(200)	—	(200)
Accrual of share-based benefit plans (3)	—	—	—	—	—	—		—	(80)	—	(80)
Contributions of non-controlling interest	—	—	—	—	—	—		—	—	80	80
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 30, 2014	—	465	4,460	200	—	—		(5,125)	—	—	—
As decided by the Board of Directors of June 11, 2014	—	(464)	—	—	—	—		—	(464)	—	(464)
Other comprehensive income	—	—	—	—	—	16,276		—	16,276	—	16,276
Actuarial gains reclassification – Pension Plan (2)	—	—	—	—	—	(25)		25	—	—	—
Net income	—	—	—	—	—	—		9,002	9,002	(153)	8,849

Balances at the end of the fiscal year	2,007	5	12,854	320	3,648	34,363	(1)	9,033	72,630	151	72,781

(1)	Includes 35,764 corresponding to the effect of the translation of the financial statements of YPF and (1,401) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, as detailed in Note 2.b.1.
(2)	Pension plans of investments in subsidiaries.
(3)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(4)	See Note 32.

Accompanying notes are an integral part of consolidated financial statements.

MIGUEL ANGEL GUTIERREZ
President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014 (Amounts expressed in millions of Argentine Pesos)

	2016	2015	2014
Cash flows from operating activities
Net income	(28,379)	4,426	8,849
Adjustments to reconcile net income to cash flows provided by operating activities:
Result on investments in associates and joint ventures	(588)	(318)	(558)
Depreciation of property, plant and equipment	44,752	26,685	19,936
Amortization of intangible assets	717	323	469
Consumption of materials and retirement of property, plant and equipment and intangible assets	5,791	3,773	4,041
Charge on income tax	(1,425)	24,637	13,223
Impairment of plant and equipment and intangible assets	34,943	2,535	—
Net increase in provisions	6,040	3,598	5,561
Exchange differences, interest and other (1)	3,298	(13,449)	(2,116)
Share-based benefit plan	153	124	80
Accrued insurance	—	(1,688)	(2,041)
Income on deconsolidation of subsidiaries	(1,528)	—	—
Changes in assets and liabilities:
Trade receivables	(16,079)	(8,031)	(3,824)
Other receivables	5,406	(6,143)	248
Inventories	1,469	101	(244)
Accounts payable	(1,133)	6,676	5,287
Taxes payables	(1,776)	4,544	218
Salaries and social security	784	549	727
Other liabilities	190	(465)	(220)
Decrease in provisions due to payment/use	(1,753)	(1,758)	(1,974)
Dividends received	420	180	299
Proceeds from collection of lost profit insurance	607	2,036	1,689
Income tax payments	(2,726)	(6,931)	(3,496)

Net cash flows provided by operating activities	49,183	41,404	46,154

Investing activities:(2)
Acquisition of property, plant and equipment and intangible assets	(64,160)	(63,774)	(50,213)
Contributions and acquisitions of interests in associates and joint ventures	(448)	(163)	(106)
Proceeds from sales of financial assets	1,072	—	—
Acquisition of financial assets	(3,476)	(324)	—
Proceeds from collection of damaged property’s insurance	355	212	1,818
Interests received from financial assets	483	—	—
Contributions and acquisitions in JO	—	—	(861)
Proceeds from sale of property, plant and equipment and intangible assets	—	—	2,060
Acquisition of subsidiaries net of acquired cash and cash equivalents	—	—	(6,103)

Net cash flows used in investing activities	(66,174)	(64,049)	(53,405)

Financing activities:(2)
Payments of loans	(73,286)	(24,090)	(13,320)
Payments of interest	(16,330)	(6,780)	(5,059)
Proceeds from loans	101,322	55,158	23,949
Repurchase of treasury shares	(50)	(120)	(200)
Contributions of non-controlling interests	50	—	80
Dividends paid	(889)	(503)	(464)

Net cash flows provided by financing activities	10,817	23,665	4,986

Translation differences provided by cash and cash equivalents	1,692	4,609	1,310
Deconsolidation of subsidiaries	(148)	—	—

Net increase (decrease) in cash and cash equivalents	(4,630)	5,629	(955)

Cash and cash equivalents at the beginning of year	15,387	9,758	10,713
Cash and cash equivalents at the end of year	10,757	15,387	9,758

Net increase (decrease) in cash and cash equivalents	(4,630)	5,629	(955)

(1)	Does not include exchange differences generated by cash and cash equivalents, which is exposed separately in the statement.
(2)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	2016	2015	2014
Acquisition of property, plant and equipment and concession extension easements not paid	6,559	6,799	7,567
Net increases (decreases) related to hydrocarbon wells abandonment obligation costs	2,243	(1,281)	(268)
Dividends receivable	100	100	—
Increase in investments in financial assets through a decrease in trade receivables and other receivables	9,918	—	—
Decrease of loans for “El Orejano” agreement	—	2,373	—
Contributions of non-controlling interests	—	50	—
Capital contributions in kind from investments in associates and joint ventures	—	—	342

Accompanying notes are an integral part of consolidated financial statements.

MIGUEL ANGEL GUTIERREZ
President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP

General information

YPF Sociedad Anónima is a sociedad anónima (stock corporation) incorporated under the laws in force in the Argentine Republic, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream and Downstream segments.

Structure and organization of the economic group

The following table shows the organizational structure, including the main companies of the Group, as of December 31, 2016:

(1)	Held directly and indirectly.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP (Cont.)

Organization of the business

As of December 31, 2016, the Group carries out its transactions and operations in accordance with the following structure:

•	Upstream;

•	Gas and Energy;

•	Downstream;

•	Central administration and others, which covers the remaining activities not included in the previous categories.

Activities covered by each business segment are detailed in Note 5.

Almost all operations, properties and clients are located in Argentina. However, the Group holds equity interests in one exploratory area in Chile. The Group also sells lubricants and derivatives in Brazil and Chile and performs certain construction activities related to the oil and gas industry in Uruguay, Bolivia, Brazil and Peru, through AESA and its subsidiaries.

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

Application of IFRS

The consolidated financial statements of the Group for the year ended December 31, 2016 are presented in accordance with IFRS, as issued by IASB. The adoption of these standards was determined by the Technical Resolution No. 26 (ordered text) issued by FACPCE and CNV.

Also, some additional issues required by the LGS and/or CNV’s regulations have been included. This information is contained in the Notes to these consolidated financial statements, only for purposes of fulfillment of these regulatory requirements.

The amounts and other information corresponding to the years ended on December 31, 2015 and 2014 are an integral part of the consolidated financial statements mentioned above and are intended to be read only in relation to these financial statements.

These consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on March 9, 2017.

Current and non-current classification

The presentation in the statement of financial position makes a distinction between current and non-current assets and liabilities, according to the activities operating cycle. Current assets and liabilities include assets and liabilities which are realized or settled within the 12-month period from the end of the fiscal year.

All other assets and liabilities are classified as non-current. Current and deferred tax assets and liabilities are presented separately from each other and from other assets and liabilities, as current and non-current, respectively.

Fiscal year-end

The Company’s fiscal year begins on January 1 and ends on December 31, each year.

Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made at the date of preparation of these consolidated financial statements.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The description of any significant estimates and accounting judgments made by Management in applying the accounting policies, as well as the main estimates and areas with greater degree of complexity and which require more critical judgments, are disclosed in Note 2.c).

Consolidation policies

For purpose of presenting the consolidated financial statements, the full consolidation method was used with respect to all subsidiaries, which are those companies in which the Group holds control. The Group controls an entity when it is exposed, or is entitled to the variable results arising from its equity interest in the entity and has the ability to affect those results through its power over the entity. This capacity is, in general but not exclusively, obtained by the ownership, directly or indirectly of more than 50% of the voting shares of a company.

Interest in JO and other agreements which gives the Group a percentage contractually established over the rights of the assets and obligations that emerge from the contract, have been consolidated line by line on the basis of the mentioned participation over the assets, liabilities, income and expenses related to each contract. Assets, liabilities, income and expenses of JO are presented in the consolidated financial position and in the consolidated statement of comprehensive income, in accordance with their respective nature.

Note 9 details the fully consolidated controlled subsidiaries. Note 24 details the main JO, on a pro rata consolidation basis.

In the consolidation process, balances, transactions and profits between consolidated companies and JO have been eliminated.

The Company’s consolidated financial statements are based on the most recent available financial statements of the companies in which YPF holds control, taking into consideration, where necessary, significant subsequent events and transactions, information available to the Company’s management and transactions between YPF and such subsidiaries, which could have produced changes to their shareholders’ equity. The date of the financial statements of such subsidiaries used in the consolidation process may differ from the date of YPF’s financial statements due to administrative reasons. The accounting principles and procedures used by subsidiaries have been homogenized, where appropriate, with those used by YPF in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of subsidiaries whose functional currency is different from the presentation currency are translated using the procedure set out in Note 2.b.1.

The Group holds 100% of capital of the consolidated companies, with the exception of the holdings in Metrogas and YTEC. The Group takes into account quantitative and qualitative aspects to determine which subsidiaries are considered to have significant non-controlling interests. In accordance with the previously mentioned, there are no material non-controlling interests to be disclosed, as required by IFRS 12 “Disclosure of Interests in Other Entities”.

Financial information of subsidiaries, associates and joint ventures in hyperinflationary economies

IAS 29 “Financial reporting in hyperinflationary economies” requires the financial statements of an entity whose functional currency is that of a hyperinflationary economy to be expressed in terms of the current measurement unit as of the closing date of the reporting fiscal year. For such purpose, in general terms, inflation that has occurred from the date of acquisition or from the revaluation date, as appropriate, is to be computed in non-monetary items. Such standard describes in detail a number of quantitative and qualitative factors to be taken into account in order to determine whether or not an economy is hyperinflationary.

Taking into account the declining inflation trend, the lack of qualitative indicators that may lead to a final conclusion and the inconsistency of the last inflation data published by the Argentine Institute of Statistics and Censuses (“INDEC”), the Management of the Company has concluded that there is insufficient evidence for Argentina to be considered a country with a hyperinflationary economy as of December 2016, under guidelines established in IAS 29. Therefore, the criteria for restatement of information established under that standard in the current year have not been applied.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

However, in recent years, certain macroeconomic variables affecting the business of these companies, such as wages, prices of main raw materials and inputs and services, have undergone variations of some importance. If the restatement of the financial statements into a homogeneous currency becomes applicable, the adjustment should be resumed based on the last date on which these companies adjusted their financial statements to reflect the effects of inflation, as established by applicable legislation. Both circumstances should be taken into account by the users of these consolidated financial statements.

2.b) Significant Accounting Policies

2.b.1) Functional and reporting currency and tax effect on Other comprehensive income

Functional currency

YPF, based on parameters set out in IAS 21 “The effects of change in foreign exchange rates”, has defined the U.S. dollar as its functional currency. Consequently, non-monetary cost-based measured assets and liabilities, as well as income or expenses, are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction.

Transactions in currencies other than the functional currency of the Company are deemed to be “foreign currency transactions” and are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate for each month). At the end of each year or at the time of cancellation, the balances of monetary assets and liabilities in currencies other than the functional currency are measured at the exchange prevailing at such date and the exchange differences arising from such measurement are recognized as “Financial results, net” in the consolidated statement of comprehensive income for the year in which they arise.

Assets, liabilities and results of subsidiaries, associates and joint ventures are shown in their respective functional currencies. The effects of the conversion into U.S. dollars of the financial information of those companies whose functional currency is other than U.S. dollar are recorded as “Other comprehensive income” in the Consolidated Statement of Comprehensive Income.

Presentation currency

According to CNV Resolution No. 562, the Company must present its financial statements in pesos. Therefore, the financial statements prepared in the Company’s functional currency are translated into the presentation currency, as per the following procedures:

•	Assets and liabilities of each of the balance sheets presented are translated using the exchange rate at the balance sheet closing date;

•	Items of the consolidated statement of comprehensive income are translated using the exchange rate at the time the transactions were generated (or, for practical reasons, and provided the exchange rate has not changed significantly, using each month’s average exchange rate);

•	All translation differences resulting from the foregoing are recognized under “Other Comprehensive Income” in the statement of comprehensive income.

Tax effect on Other comprehensive income

Results included in Other Comprehensive Income in connection with translation differences generated by investments in subsidiaries, associates and joint ventures whose functional currency is other than U.S. dollar as well as conversion differences arising from the translation of YPF’s financial statements into its presentation currency (pesos), have no effect on the income tax or in the deferred tax since at the time they were generated, the relevant transactions did not make any impact on net income or taxable income.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.b.2) Financial Assets

Classification

In accordance with IFRS 9 “Financial instruments”, the Group classifies its financial assets into two categories:

•	Financial assets at amortized cost

Financial assets are measured at amortized cost if both of the following criteria are met: (i) the objective of the Group’s business model is to hold the assets to collect the contractual cash flow, and (ii) the contractual terms only require specific dates for payment of capital and interest.

In addition, and for assets that meet the above conditions, IFRS 9 contemplates the option of designating, at the time of the initial recognition, an asset as measured at its fair value, if doing so would eliminate or significantly reduce the valuation or recognition inconsistency that could arise in the event that the valuation of the assets and liabilities or the recognition of profit or losses resulting therefrom be carried out on different bases. The Group has not designated a financial asset at fair value by using this option.

As of the closing date of these consolidated financial statements, the Group’s financial assets at amortized cost include certain elements of cash and cash equivalents, trade receivables and other receivables.

•	Financial assets at fair value through profit or loss

If either of the two criteria above is not met, the financial asset is classified as an asset measured “at fair value through profit or loss”.

As of the closing date of these consolidated financial statements, the Group’s financial assets at fair value through profit or loss include mutual funds and public securities.

Recognition and measurement

Purchases and sales of financial assets are recognized on the date on which the Group commits to purchase or sell the assets. Financial assets are derecognized when the rights to receive cash flows from the investments and the risks and rewards of ownership have expired or have been transferred.

Financial assets at amortized cost are initially recognized at fair value plus transaction costs. These assets accrue interest based on the effective interest rate method.

Financial assets at their fair value through profit or loss are initially recognized at fair value and transaction costs are recognized as an expense in the statement of comprehensive income. They are subsequently valued at fair value. Changes in fair values and results from sales of financial assets at fair value through profit or loss are recorded in “Financial results, net” in the statement of comprehensive income.

In general, the Group uses the transaction price to ascertain the fair value of a financial instrument on initial recognition. In other cases, the Group records a gain or loss on initial recognition only if the fair value of the financial instrument can be supported by other comparable and observable market transactions for the same type of instrument or if it is based in a technical valuation that only inputs observable market information. Unrecognized gains or losses on initial recognition of a financial asset are recognized later on, only to the extent they arise from a change in the factors (including time) that market participants would consider upon setting the price.

Gains/losses on debt instruments measured at amortized cost and not included for hedging purposes are charged to income when the financial assets are derecognized or an impairment loss is recognized and during the amortization process using the effective interest rate method. The Group reclassifies all investments on debt instruments only when its business model for managing those assets changes.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. Impairment losses are recognized only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the assets and such impairment may be reliably measured.

Evidence of impairment may include indications that debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankrupt or other financial reorganization, and when observable information indicates that there is a measurable decrease in the estimated future cash flows.

The impairment amount is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred), discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount or the loss is recognized in the statement of comprehensive income. For practical purposes, the Group may measure impairment on the basis of an instrument’s fair value, using an observable market price. If, in a subsequent period, the amount the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the statements of comprehensive income.

Offsetting financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.b.3) Inventories

Inventories are valued at the lower of their cost and their net realizable value. Cost includes acquisition costs (less trade discount, rebates and other similar items), transformation and other costs which have been incurred when bringing the inventory to its present location and condition. The net realizable value is the estimated selling price in the ordinary course of business less selling expenses.

In the case of refined products, costs are allocated in proportion to the selling price of the related products (isomargen method) due to the difficulty for distributing the production costs to each product. Raw materials, packaging and other inventory are valued at their acquisition cost.

The Group assesses the net realizable value of the inventories at the end of each year and recognizes in profit or loss in the consolidated statement of comprehensive income the appropriate valuation adjustment if the inventories are overstated. When the circumstances that previously caused impairment no longer exist or when there is clear evidence of an increase in the inventories’ net realizable value because of changes in economic circumstances, the amount of a write-down is reversed.

2.b.4) Intangible assets

The Group initially recognizes intangible assets at their acquisition or development cost. This cost is amortized on a straight-line basis over the useful lives of these assets. At the end of each year, such assets are measured at their acquisition or development cost, considering the criteria adopted by the Group in the transition to IFRS, less any accumulated amortization and any accumulated impairment losses.

The main intangible assets of the Group are as follows:

i.	Service concessions arrangements

Includes transportation and storage concessions. These assets are valued at their acquisition cost, considering the criteria adopted by the Group in the transition to IFRS, net of accumulated amortization. They are depreciated using the straight-line method during the course of the concession period.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The Argentine Hydrocarbons Law allows the executive branch of the Argentine government to award 35-year concessions for the transportation of oil, gas and petroleum products following submission of competitive bids. The term of a transportation concession may be extended for an additional ten-year term. Pursuant to Law No. 26,197, provincial governments have the same powers. Holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products that they produce. The holder of a transportation concession has the right to:

•	transport oil, gas and petroleum products;

•	build and operate oil, gas and products pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

In addition, a transportation concession holder is under an obligation to transport hydrocarbons to third parties, without discrimination, in exchange for a tariff. This obligation, however, is applicable to oil or gas producers only to the extent the concession holder has available additional capacity, and is expressly subject to the transportation requirements of the concession holder. Transportation tariffs are subject to approval by the Federal Energy Secretariat for oil and petroleum derivatives pipelines, and by ENARGAS, for gas pipelines. Upon expiration of a transportation concession, oil pipelines and related facilities revert to the Argentine Government, without any payment to the concession holder.

In connection with the foregoing, the Privatization Law granted the Company 35-year transportation concessions for the transportation facilities operated by Yacimientos Petroquímicos Fiscales as of such date. The main pipelines related to said transportation concessions are the following:

•	La Plata / Dock Sud

•	Puerto Rosales / La Plata

•	Monte Cristo / San Lorenzo

•	Puesto Hernández / Luján de Cuyo

•	Luján de Cuyo / Villa Mercedes

Thus, assets meeting certain requirements set forth by the IFRIC 12, which at Management of the Company’s judgment are met in the facilities mentioned in the preceding paragraphs, are recognized as intangible assets.

ii.	Exploration rights

The Group recognizes exploration rights as intangible assets, which are valued at their cost, considering the criteria adopted by the Group in the transition to IFRS, net of the related impairment, if applicable.

Investments related to unproved reserves or fields under evaluation are not depreciated. These investments are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired. Any impairment loss or reversal is recognized in profit or loss in the consolidated statement of comprehensive income. Exploration costs (geological and geophysical expenditures, expenditures associated with the maintenance of unproved reserves and other expenditures relating to exploration activities), excluding exploratory well drilling costs, are charged to expense in the consolidated statement of comprehensive income as incurred.

iii.	Other intangible assets

Mainly includes costs relating to computer software development expenditures, as well as assets that represent the rights to use technology and knowledge (“know how”) for the manufacture and commercial exploitation of equipment related to oil extraction. These items are valued at their acquisition cost, considering the criteria adopted by the Group in the transition to IFRS, net of the related depreciation and impairment, if applicable.

These assets are amortized on a straight-line basis over their useful lives, which range between 3 and 14 years. The Group reviews annually the mentioned estimated useful life.

The Group has no intangible assets with indefinite useful lives as of December 31, 2016, 2015 and 2014.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.b.5) Investments in associates and joint ventures

Investments in associates and joint ventures are valued using the equity method.

According to this method, the investment is initially recognized at cost under “Investments in associates and joint ventures” in the statement of financial position, and the book value increases or decreases to recognize the investor’s interest in the income of the associate or joint venture after the acquisition date, which is reflected in the statement of comprehensive income under “Result from participation in associates and joint ventures”. The investment includes, if applicable, the goodwill identified in the acquisition.

Associates are considered those in which the Group has significant influence, understood as the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control over those policies. Significant influence is presumed in companies in which a company has an interest of 20% or more and less than 50%.

Joint arrangements are contractual agreements through which the Group and the other party or parties have joint control. Under the provisions of IFRS 11, “Joint arrangements”, and IAS 28 (2011), “Investments in Associates and Joint Ventures”, investments in which two or more parties have joint control (defined as a “joint arrangement”) shall be classified as either a joint operation (when the parties that have joint control have rights to the assets and obligations for the liabilities relating to the joint arrangement) or a joint venture (when the parties that have joint control have rights to the net assets of the joint arrangement). Considering such classification, joint operations shall be proportionally consolidated and joint ventures shall be accounted for under the equity method.

Associates and joint ventures have been valued based upon the latest available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between the Group and the related company which have produced changes on the latter’s shareholders’ equity. The dates of the financial statements of such related companies used in the consolidation process may differ from the date of the Company’s financial statements due to administrative reasons. The accounting principles and procedures used by associates and joint ventures have been homogenized, where appropriate, with those used by the Group in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of associates and joint ventures whose functional currency is different from the presentation currency are translated using the procedure set out in Note 2.b.1).

Investments in associates and joint ventures in which the Group has no significant influence or joint control, have been valued at cost.

Investments in companies with negative shareholders’ equity are disclosed in the “Other Liabilities” account.

On each closing date or upon the existence of signs of impairment, it is determined whether there is any objective evidence of impairment in the value of the investment in associates and joint ventures. If this is the case, the Group calculates the amount of the impairment as the difference between the recoverable value of associates and joint ventures and their book value, and recognizes the difference under “Result from participation in associates and joint ventures” in the statement of comprehensive income. The recorded value of investments in associates and joint ventures does not exceed their recoverable value.

Note 9 details the investments in associates and joint ventures.

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Group receives from investments in other companies and which are in excess of the accumulated income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. The Group has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method will not be subject to such tax.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.b.6) Property, plant and equipment

General criteria

Property, plant and equipment are valued at their acquisition cost, plus all the costs directly related to the location of such assets for their intended use, considering the deemed cost criteria adopted by the Group in the transition to IFRS.

Borrowing costs of assets that require a substantial period of time to be ready for their intended use are capitalized as part of the cost of these assets.

Major inspections, necessary to restore the service capacity of the related asset are capitalized and depreciated on a straight-line basis over the period until the next overhaul is scheduled.

The costs of renewals, betterments and enhancements that extend the useful life of properties and/or improve their service capacity are capitalized. As property, plant and equipment are retired, the related cost and accumulated depreciation are derecognized.

Repair, conservation and ordinary maintenance expenses are recognized in the statement of comprehensive income as incurred.

These assets are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired, as detailed in Note 2.b.8.

Depreciation

Property, plant and equipment, other than those related to oil and gas exploration and production activities, are depreciated using the straight-line method, over the years of estimated useful life of the assets, as follows:

Years of Estimated Useful Life
Buildings and other constructions	50
Refinery equipment and petrochemical plants	20-25
Infrastructure of natural gas distribution	20-50
Transportation equipment	5-25
Furniture, fixtures and installations	10
Selling equipment	10
Electric power generation facilities	15-20
Other property	10

Land is classified separately from the buildings or facilities that may be located on it and is deemed to have an indefinite useful life. Therefore, it is not depreciated.

The Group reviews annually the estimated useful life of each class of assets.

Oil and gas exploration and production activities

The Group recognizes oil and gas exploration and production transactions using the “successful-efforts” method. The costs incurred in the acquisition of new interests in areas with proved and unproved reserves are capitalized as incurred under Mineral properties, wells and related equipment. Costs related to exploration permits are classified as intangible assets.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Exploration costs, excluding the costs associated to exploratory wells, are charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves are not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well, and the Group is making sufficient progress assessing the reserves as well as the economic and operating viability of the project. If any of the mentioned conditions are not met, the cost of drilling exploratory wells is charged to expense. In addition, the exploratory activity involves, in many cases, the drilling of multiple wells through several years in order to completely evaluate a project. As a consequence, some exploratory wells may be kept in evaluation for long periods, pending the completion of additional wells and exploratory activities needed to evaluate and quantify the reserves related to each project. The detail of the exploratory well costs in evaluation stage is described in Note 8).

Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

The capitalized costs described above are depreciated as follows:

a)	The capitalized costs related to productive activities have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to estimated proved and developed oil and gas reserves.

b)	The capitalized costs related to the acquisition of property and the extension of concessions with proved reserves have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to the estimated proved oil and gas reserves.

Revisions in estimates of crude oil and gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by external independent petroleum engineers on a three-year rotation plan.

Costs related to hydrocarbon wells abandonment obligations

Costs related to hydrocarbon wells abandonment obligations are capitalized at their discounted value along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of wells in operation and/or not abandoned and likewise the complexity with respect to different geographic areas where the wells are located, current costs incurred in plugging activities are used for estimating the plugging activities costs of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations. Future changes in the costs above mentioned, the useful life of the wells and their estimate of abandonment, as well as changes in regulations related to abandonment, which are not possible to be predicted at the date of issuance of these consolidated financial statements, could affect the value of the abandonment obligations and, consequently, the related asset, affecting the results of future operations.

Environmental property, plant and equipment

The Group capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive assets); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditure is incurred to prepare assets for sale and does not raise the assets’ carrying value above their estimated recoverable value.

The environmental related property, plant and equipment and the corresponding accumulated depreciation are disclosed in the consolidated financial statements together with the other elements that are part of the corresponding property, plant and equipment which are classified according to their accounting nature.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.b.7) Provisions and contingent liabilities

The Group makes a distinction between:

i.	Provisions

Represent legal or assumed obligations arising from past events, the settlement of which is expected to give rise to an outflow of resources and which amount and timing are uncertain. Provisions are recognized when the liability or obligation giving rise to an indemnity or payment arises, to the extent that its amount can be reliably estimated and that the obligation to settle is probable or certain. Provisions include both obligations whose occurrence does not depend on future events (such as provisions for environmental liabilities and provision for hydrocarbon wells abandonment obligations), as well as those obligations that are probable and can be reasonably estimated whose realization depends on the occurrence of a future events that are out of the control of the Group (such as provisions for contingencies). The amount recorded as provision corresponds to the best estimate of expenditures required to settle the obligation, taking into consideration the relevant risks and uncertainties. See Note 14.

ii.	Contingent liabilities

Represent possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group, or present obligations arising from past events, the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of resources embodying future economic benefits. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed to the extent they are significant, as required by IAS 37, “Provisions, contingent liabilities and contingent assets”. See Note 28.

Provisions are measured at their current value of cash flows estimated to satisfy the obligation, applying a pre-tax rate that reflects the market valuations of the time value of money and the specific risks of the obligation. The increase in the provision due to the passage of time is recognized in the statement of comprehensive income.

When a contract qualifies as onerous, the related unavoidable liabilities are recognized in the consolidated financial statements as provisions, net of the expected benefits.

Except for provisions for hydrocarbon wells abandonment obligations, where the timing of settlement is estimated on the basis of the work plan of the Group, and considering the estimated production of each field (and therefore its abandonment) and provisions for pension plans, in relation to other noncurrent provisions, it is not possible to reasonably estimate a specific schedule of settlement of the provisions considering the characteristics of the concepts included.

In relation to certain provisions and contingent liabilities, the Group, in accordance with the established exemption contemplated in IAS 37, has decided not to set forth certain critical information that could seriously impair it in the claims made by third parties.

2.b.8) Impairment of property, plant and equipment and intangible assets

For the purpose of evaluating the impairment of property, plant and equipment and intangible assets, the Group compares their carrying value with their recoverable amount at the end of each year, or more frequently, if there are indicators that the carrying value of an asset may not be recoverable.

In order to assess impairment, assets are grouped into CGU, whereas the assets do not generate cash flows that are independent of those generated by other assets or CGU, considering regulatory, economic, operational and commercial conditions. Considering the above mentioned, the Group’s assets were grouped into eleven CGU.

i.	Upstream Segment

The assets included in this segment have been grouped into six CGU. One CGU groups the assets of YPF fields with basically crude oil reserves, and five CGU group the assets of YPF and YSUR fields with basically natural gas reserves, according to Argentina’s basins.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

•	CGU Oil – YPF;

•	CGU Gas – Neuquina Basin– YPF;

•	CGU Gas – Noroeste Basin – YPF;

•	CGU Gas – Austral Basin – YPF;

•	CGU Gas – Neuquina Basin – YSUR;

•	CGU Gas – Austral Basin – YSUR.

CGU Oil – YPF Holdings existing as of December 31, 2015 and 2014 was deconsolidated in fiscal year 2016.

ii.	Gas and Energy Segment

The assets of this segment have been grouped into three CGU: CGU Gas and Energy YPF, which mainly includes the commercialization and regasification of natural gas; CGU Metrogas, which includes assets related to natural gas distribution activities; and CGU YPF EE, which includes the assets related to the generation and commercialization of electric energy.

iii.	Downstream Segment

The assets of this segment have been grouped in the CGU Downstream YPF, which mainly comprises the assets involved in crude oil refining (or supplementing that activity), the petrochemical industry and the marketing of such products.

iv.	Central Administration and Others

It includes the AESA CGU, which basically comprises the assets used for construction purposes related to the activities of the subsidiary.

This aggregation is the best reflection of how the Group currently makes its management decisions for the generation of separate cash flows of the assets.

The recoverable amount is the higher of the fair value less costs of disposal and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average capital cost employed for the Group.

If the recoverable amount of a CGU is estimated to be less than its carrying amount, the carrying amount of the CGU is reduced to its recoverable amount, and an impairment loss is recognized in the consolidated statement of comprehensive income.

Any impairment loss is allocated to the assets comprising the CGU on a pro-rata basis based on their carrying amount. Consequently, the basis for future depreciation or amortization will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

Upon the occurrence of new events or changes in existing circumstances which prove that an impairment loss previously recognized could have disappeared or decreased, a new estimate of the recoverable amount of the corresponding asset is calculated to determine whether a reversal of the impairment losses recognized in previous periods needs to be made.

In the event of a reversal, the carrying amount of the asset (or the CGU) is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognized for the asset (or the CGU) in the past.

2.b.9) Methodology used in the estimation of recoverable amounts

The methodology used to estimate the recoverable amount of property, plant and equipment and intangible assets consists of using the higher of: i) the calculation of the use value, based on expected future cash flows from the use of such assets, discounted at a rate that reflects the weighted average cost of the allocated principal amount, and if available, ii) the price that would be received in a regular transaction between market participants to sell the asset as of the date of these consolidated financial statements, less the disposal costs of such assets.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In the assessment of the value in use, cash flow forecasts based on the best estimate of income and expense available for each CGU using sector inputs, past results and future expectations of business evolution and market development are utilized. The most sensitive aspects included in the cash flows used in all the CGU are the purchase and sale prices of hydrocarbons (including applicable gas distribution fees), outstanding regulations, estimates of cost increases, personnel costs and investments.

The cash flows from Upstream assets are generally projected for a period that covers the economically productive useful lives of the oil and gas fields and is limited by the contractual expiration of the concession permits, agreements or exploitation contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future investments that will be necessary in relation to undeveloped oil and gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The unproved reserves are weighted with risk factors, on the basis of the type of each one of the Upstream assets.

Downstream and Gas and Energy cash flows are estimated on the basis of projected sales trends, contribution margins by unit, fixed costs and investment flows, in line with the expectations regarding the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered. The projections’ evaluation horizon is 10 years, considering annual rent for the last period, based on the long useful life of these CGU assets.

The reference prices considered are based on a combination of market prices available in those markets where the Group operates, also taking into consideration specific circumstances that could affect different products the Group commercializes and management’s estimations and judgments.

2.b.10) Employee benefit plans and share-based payments

i.	Retirement plan

Effective March 1, 1995, the Group has established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 3% and 10% of his monthly compensation, and the Group will pay an amount equal to that contributed by each member.

The plan members will receive from the Group the contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and, additionally, in case of death or incapacity. The Group has the right to discontinue this plan at any time, without incurring termination costs.

ii.	Performance Bonus Programs

These programs cover certain of the Group’s personnel. These bonuses are based on compliance with corporate business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance of each employee, and are paid in cash.

iii.	Share-based benefit plan

From the year 2013, YPF has decided to implement a share-based benefit plan. This plan, organized in annual programs, covers certain executive and management positions and key personnel or personnel with critical technical knowledge. The above mentioned plan is aimed at aligning the performance of these personnel with the objectives of the strategic plan of the Company.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

This plan consists in giving participation, through shares of the Company, to each selected employee with the condition of remaining in it for the previously defined period (up to three years from the grant date, hereinafter “service period”), being this the only condition necessary to access the agreed final retribution.

For accounting purposes, YPF recognizes the effects of the plans in accordance with the guidelines of IFRS 2, “Share-based Payment”. In this order, the total cost of the plans granted is measured at the grant date, using the fair value or market price of the Company’s share in the United States market. The above mentioned cost is accrued in the Company’s net income for the year, over the vesting period, with the corresponding increase in Shareholders’ equity in the “Share-based Benefit Plans” account.

2.b.11) Revenue recognition

General criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer following the conditions described below:

•	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods.

•	The Group does not retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold.

•	The amount of revenue can be measured reliably.

•	It is probable that the economic benefits associated with the transaction will flow to the Group.

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue recognition related to Government incentive programs

Incentives for the additional injection of natural gas and for the production of crude oil granted by the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbons Investment by Resolutions No. 1/2013 and No. 14/2015, respectively (see Note 30), fall within the scope of the IAS 20 “Accounting for Government grants and disclosure of government assistance”, as they constitute economic compensation for the companies committed to increasing their respective production. Incentives have been included in “Revenues” in the consolidated statement of comprehensive income.

Likewise, these regulations also apply to the temporary economic assistance by Metrogas (see Note 30), as enacted by the Argentine Ministry of Energy and Mining (Ministerio de Energía y Minería (“MINEM”)) under Resolution No. 312-E/1016 and by the former Argentine Energy Secretariat under Resolution No. 263/2015, as its purpose is to fund the expenses and investments related to the normal operation of the natural gas distribution service through networks, while preserving the chain of payment to natural gas producers until the Tariff Review is concluded. The incentives have been included in the item “Other operating results, net” in the consolidated statement of comprehensive income.

In addition, Argentine tax authorities provide a tax incentive for investment in capital goods, computers and telecommunications for domestic manufacturers through a fiscal bond, provided that manufacturers have industrial establishments located in Argentina, a requirement that is satisfied by the controlled company AESA. The Group recognizes such incentive when the formal requirements established by Decrees No. 379/2001, 1551/2001, its amendments and regulations are satisfied, to the extent that there is reasonable certainty that the grants will be received. The bond received may be computed as a tax credit for the payment of national taxes (i.e., income tax, tax on minimum presumed income, value added tax and domestic taxes) and may also be transferred to third parties. The incentives have been included in the item “Other operating results, net” in the consolidated statement of comprehensive income.

Recognition of this income is made at its fair value when there is a reasonable certainty that incentives will be received and that regulatory requirements related therewith have been fulfilled.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Recognition of revenues and costs associated with construction contracts method

Revenues and costs related to construction activities performed by AESA are accounted for in the consolidated statement of comprehensive income for the year using the percentage of completion method, considering the final contribution margin estimated for each project at the date of issuance of the financial statements, which arises from technical studies on sales and total estimated costs for each of them, as well as their physical progress.

The adjustments in contract values, changes in estimated costs and anticipated losses on contracts in progress are reflected in earnings in the year when they become evident.

The table below details information related to the construction contracts as of December 31, 2016, 2015 and 2014:

		Contracts in progress
	Revenues for the year	Costs incurred plus accumulated recognized profits	Advances received	Retentions
2016	778	1,236	—	—

2015	455	577	—	—

2014	419	418	—	—

2.b.12) Leases

The Group’s leases are classified as operating or financial leases, taking into account the economic substance of the contracts.

The Group as a lessee:

•	Operating leases

A lease is classified as an operating lease when the lessor does not transfer substantially to the lessee the entire risks and rewards incidental to ownership of the asset.

Costs related to operating leases are recognized on a straight-line basis in “Rental of real estate and equipment” and “Operation services and other service contracts” of the consolidated statement of comprehensive income for the year in which they arise.

•	Financial Leases

Leases are classified as financial when the lessor transfers to the lessee substantially all the risks and benefits inherent in the leased property.

The Group has no financial leases as they are defined by IFRS.

The Group has not entered into any significant leases with third parties.

2.b.13) Net income per share

Net income per share is calculated by dividing the net income for the year attributable to YPF’s shareholders by the weighted average of shares of YPF outstanding during the year net of repurchased shares as mentioned in Note 25.

Diluted net income per share is calculated by dividing the net income for the fiscal year by the weighted average of shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as if they had been converted.

In computing diluted net income per share, income available to ordinary shareholders, used in the basic earnings per share calculation, is adjusted by those results that would result of the potential conversion into ordinary stock. The weighted average number of ordinary shares outstanding is adjusted to include the number of additional ordinary shares that would have been outstanding if the dilutive potential ordinary shares had been issued. Diluted net income per share is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted net income per share excludes potential ordinary shares if their effect is anti-dilutive.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

As of the date of the issuance of these consolidated financial statements, there are no YPF instruments outstanding that imply the existence of potential ordinary shares (also taking into account the Company’s intent to cancel the share-based benefit plans through their repurchase in the market). Thus the basic net income per share matches the diluted net income per share. See Note 26.

2.b.14) Financial liabilities

Financial liabilities are initially recognized at their fair value less the transaction costs incurred. Since the Group does not have financial liabilities whose characteristics require the recognition at their fair value, according to IFRS, after their initial recognition, financial liabilities are measured at amortized cost. Any difference between the financing received (net of transaction costs) and the repayment value is recognized in the consolidated statement of comprehensive income over the life of the related debt instrument, using the effective interest rate method.

The Group derecognizes financial liabilities when the related obligations are settled or expire.

At the closing of these consolidated financial statements, the Group’s financial liabilities at amortized cost include accounts payable, other liabilities and loans.

2.b.15) Taxes, withholdings and royalties

Income tax and tax on minimum presumed income

The Group recognizes income tax applying the liability method, which considers the effect of temporary differences between the financial and tax bases of assets and liabilities and the tax loss carry forwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

Additionally, upon the determination of taxable profit, the Group calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Group’s tax liability will coincide with the higher of the determination of tax on minimum presumed income and the Group’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

Under Law No. 25,063, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders resident in countries benefited from treaties for the avoidance of double taxation, which will be subject to a minor tax rate.

Additionally, on September 20, 2013, Law No. 26,893 was enacted, establishing changes to the Income Tax Law, and determining, among other things, an obligation respecting such tax as a single and final payment of 10% on dividends paid in cash or in kind (except in shares) to foreign beneficiaries and individuals residing in Argentina, in addition to the 35% retention mentioned above. The dispositions of this Law came in force on September 23, 2013, the date of its publication in the Official Gazette.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Personal assets tax – Substitute responsible

Individuals and foreign entities, as well as their undistributed estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to personal assets tax of 0.25% of the value of any shares or ADSs issued by Argentine entities, held at December 31 of each year. The tax is levied on the Argentine issuers of such shares or ADSs, such as YPF, which must pay this tax in substitution of the relevant shareholders, and is based on the equity value (following the equity method), or the book value of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, the Group is entitled to seek reimbursement of such paid tax from the applicable shareholders, using the method the Group considers appropriate.

Royalties and withholding systems for hydrocarbon exports

A 12% (or 15%, if applicable) royalty is payable on the value at the wellhead of crude oil production and the commercialized natural gas volumes. In addition, and pursuant to the extension of the original terms of exploitation concessions, the Group has agreed to pay an extraordinary production royalty and in some cases a royalty of 10% is payable over the production of unconventional hydrocarbons (see Note 30).

Royalty expense and extraordinary production royalties are accounted for as a production cost.

2.b.16) Shareholders’ equity accounts

Shareholders’ equity accounts have been valued in accordance with accounting principles in effect as of the transition date. The accounting transactions that affect shareholders’ equity accounts were accounted for in accordance with the decisions taken by the Shareholders’ meetings, and legal standards or regulations.

Subscribed capital stock and adjustments to contributions

Consists of the shareholders’ contributions represented by shares and includes the outstanding shares at face value net of treasury shares mentioned in the following paragraph “Treasury shares and adjustment to treasury shares”. The subscribed capital account has remained at its historical value and the adjustment required previous Argentine GAAP to state this account in constant Argentine pesos is disclosed in the “Adjustments to contributions” account.

The adjustment to contributions cannot be distributed in cash or in kind, but is allowed its capitalization by issuing shares. Also, this item may be used to compensate for accumulated losses.

Treasury shares and adjustments to treasury shares

Corresponds to the reclassification of the nominal value and the corresponding adjustment in constant peso (Adjustment to Contributions) of shares issued and repurchased by YPF in market transactions, as is required by the CNVs regulations in force.

Share-based benefit plans

Corresponds to the balance related to the share-based benefit plans as mentioned in Note 2.b.10.iii).

Acquisition cost of repurchased shares

Corresponds to the cost incurred in the acquisition of the shares that YPF holds as treasury shares. Additionally, see Note 25.

Considering CNV regulations RG 562, the distribution of retained earnings is restricted by the balance of this account.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Share trading premium

Corresponds to the difference between accrued amount in relation to the share-based benefit plans and acquisition cost of the shares settled during the year in relation with the mentioned plans.

Considering the debit balance of the premium, distribution of retained earnings is restricted by the balance of this premium.

Issuance premiums

Corresponds to the difference between the amount of subscription of the capital increase and the corresponding face value of the shares issued.

Legal reserve

In accordance with the provisions of LGS, YPF has to appropriate to the legal reserve no less than 5% of the algebraic sum of net income, prior year adjustments, transfers from other comprehensive income to retained earnings and accumulated losses from previous years, until such reserve reaches 20% of the subscribed capital plus adjustment to contributions. As of December 31, 2016, the legal reserve has been fully integrated, amounting to 2,007.

Reserve for future dividends

Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is transferred to the reserve for future dividends.

Reserve for investments and reserve for purchase of treasury shares

Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is being assigned to be used in future investments and in the purchase of YPF’s shares to meet the obligations arising from share-based benefit plan described in Note 2.b.10.iii).

Initial IFRS adjustment reserve

Corresponds to the initial adjustment in the transition to IFRS application, which was approved by the Shareholders’ meeting of April 30, 2013, in accordance with the General Resolution No. 609 of the CNV.

Such reserve cannot be used in distributions in cash or in kind to the shareholders or owners of YPF and may only be reversed for capitalization or absorption of an eventual negative balance on the “Retained earnings” account according the aforementioned Resolution.

Other comprehensive income

Includes income and expenses recognized directly in equity accounts and the transfer of such items from equity accounts to the income statement of the year or to retained earnings, as defined by IFRS.

Retained earnings

Includes accumulated gains or losses without a specific appropriation that being positive can be distributed upon the decision of the Shareholders’ meeting, while not subject to legal restrictions. Additionally, it includes the net income of previous years that was not distributed, the amounts transferred from other comprehensive income and adjustments to income of previous years produced by the application of new accounting standards.

Additionally, pursuant to the regulations of the CNV, when the net balance of other comprehensive income account is positive, it shall not be distributed or capitalized nor used to compensate accumulated losses, and when the net balance of these results at the end of a year is negative, a restriction on the distribution of retained earnings for the same amount will be imposed.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Non-controlling interest

Corresponds to the interest in the net assets acquired and net income of Metrogas (30%) and YTEC (49%), representing the rights on shares that are not owned by YPF.

2.b.17) Derivative financial instruments and hedge transactions

Derivative financial instruments are recognized at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedge instrument, and, if so, the nature of the item being hedged.

The Group manages exposures to several risks using different financial instruments. The Group does not use derivative financial instruments for speculative purposes. During this fiscal year, the Group has used U.S. dollar future exchange rate agreements, which were fully settled as of the closing date hereof.

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible and practical under IFRS 9, and its application reduces volatility. Transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. During the years ended December 31, 2016, 2015 and 2014, the Group has not applied hedge accounting to its derivative financial instruments. Gains or losses from these derivative financial instruments are classified as “Financial results, net”, in the statement of comprehensive income.

Fair values of derivative financial instruments that are traded in active markets are computed by reference to market prices. The fair value of derivative financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each fiscal year. During the fiscal years ended December 31, 2016, 2015 and 2014, the Group only used derivative instruments traded on active markets.

2.b.18) Trade receivables and other receivables

Trade receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

A provision for bad debt is created where there is objective evidence that the Group may not be able to collect all receivables within the original payment terms. Indicators of bad debts include significant financial distress of the debtor, the debtor potentially filing a petition for reorganization or bankrupt, or any event of default or past due account.

In the case of larger non-homogenous receivables, the impairment provision is calculated on an individual basis. When assessed individually, the Group records a provision for impairment which amounts to the difference between the value of the discounted expected future cash flows of the receivable and its carrying amount, taking into account existing collateral, if any. This provision takes into consideration the financial condition of the debtor, the resources, payment track-record and, if applicable, the value of collateral.

The Group does not hold significant homogeneous credits.

The carrying amount of the assets is reduced through the use of the provision account, and the amount of the loss is recognized in the statement of comprehensive income within “Selling expenses”. Subsequent recoveries of amounts previously written off are also credited against “Selling expenses” in the statement of comprehensive income.

2.b.19) Cash and cash equivalents

In the statement of cash flow, cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquidity investments with original maturities of three months or less. They do not include bank overdrafts.

2.b.20) Dividends distribution

Dividends payable by the Group are recognized as liabilities in the period in which they are approved.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.b.21) Business combinations

Business combinations are accounted for by applying the acquisition method when YPF takes effective control over the acquired company.

The Group recognizes in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest and goodwill, if any, in accordance with IFRS 3.

The acquisition cost is measured as the sum of the consideration transferred, measured at fair value at its acquisition date and the amount of any non-controlling interest in the acquired entity. The Group will measure the non-controlling interest in the acquired entity at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s identifiable net assets.

If the business combination is achieved in stages, the Group shall remeasure its previously held equity interest in the acquired entity at its acquisition date fair value and recognize a gain or loss in the statement of comprehensive income.

The goodwill cost is measured as the excess of the consideration transferred over the identifiable assets acquired and liabilities assumed net by the Group. If this consideration is lower than the fair value of the assets identifiable and liabilities assumed, the difference is recognized in the statement of comprehensive income.

2.b.22) Total or partial disposal of foreign operation whose functional currency is other than the U.S. Dollar

On the disposal of a foreign operation (that is, a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation), all of the translation differences accumulated in equity in respect of that operation attributable to the equity holders of the Company are reclassified to profit or loss of that fiscal year.

In the case of a partial disposal that does not result in the Group losing control over a subsidiary that includes a foreign operation, the proportionate share of accumulated translation differences are reclassified to non-controlling interest and are not recognized in profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income.

2.b.23) Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the top authority decision-maker, who is the person responsible for allocating resources and assessing the performance of the operating segments. Operating segments are described in Note 5.

2.b.24) New standards issued

As required by IAS 8 “Accounting policies, changes in accounting estimates and errors”, we detail below a brief summary of the standards or interpretations issued by the IASB, whose application is mandatory as of the closing date of these consolidated financial statements, as well as of those whose application has not been mandatory as of the closing date of these consolidated financial statements and have, therefore, not been adopted by the Group.

Standards or interpretations issued by the IASB, which application is mandatory as of the closing date of these consolidated financial statements, therefore have been adopted by the Group, if applicable.

•	IFRS 11 – Accounting for acquisitions of equity interests in joint operations

In May 2014, the IASB amended IFRS 11 “Joint Arrangements”, which is applicable to those fiscal years beginning on or after January 1, 2016, and authorized their implementation in advance.

The amendments to IFRS 11 provide guidance on how to account for the acquisition of an interest in a joint venture in which the activities constitute a business, as defined in IFRS 3 “Business Combinations”.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

A joint operator is also required to disclose the information of interest requested by IFRS 3 and other standards for business combinations.

Entities must prospectively apply the changes to acquisitions of interests in joint operations that occur from the commencement of the annual periods beginning on or after January 1, 2016.

•	IFRS 14 – Deferral accounts of regulated activities

In January 2014, the IASB approved IFRS 14, which is applicable to fiscal years beginning on or after January 1, 2016, and authorized its early enforcement. The scope of this Standard is limited to first-time entities adopting the IFRS, which recognized the balances of the deferred income accounts regulated in their financial statements in accordance with their previous accounting standards. The first financial statements submitted by the Group under IFRS were dated as of December 31, 2012 and the standard was issued in January 2014; therefore the Group did not apply this standard to its financial statements.

•	IAS 16 and 38 – Depreciation and amortization methods

Modifications to IAS 16 “Property, plant and equipment” forbid entities from using an income-based depreciation method for property, plant and equipment items, while the amendments to IAS 38 “Intangible Assets” introduce the legal presumptions that income is not an adequate principle for the amortization of an intangible asset.

The amendments are prospectively applied to annual periods beginning on or after January 1, 2016, and may be implemented in advance.

•	IAS 27 – Separate financial statements

The amendments are focused on the individual financial statements and allow the use of the equity method in these financial statements.

The amendments are retrospectively applied to annual periods beginning on or after January 1, 2016 and may also be implemented in advance.

•	IAS 1 – Presentation of Financial Statements – Disclosure Initiative

Amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2016 and may also be implemented in advance. Implementation of the amendments does not need to be disclosed.

Some highlights in the amendments are as follows:

•	An entity should not reduce the comprehensibility of its financial statements by hiding material information with irrelevant information or by aggregating material elements that have a different nature or function.

•	The entity does not need not disclose any specific information required by IFRS if the resulting information is not material.

•	In the section of other comprehensive income statements and other comprehensive income, the amendments require separate disclosures for the following elements:

•	the proportion of other comprehensive income of associates and joint ventures accounted for using the equity method that will not be reclassified after the statement of income; and

•	The proportion of other comprehensive income of associates and joint ventures accounted for using the equity method that is reclassified after the statement of income.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Likewise, amendments to IAS 1 are related to the following issues:

•	Materiality

•	Disaggregation and subtotals

•	Notes

•	Disclosure of accounting policies

•	Other comprehensive income derived from investments accounted for using the equity method

•	IFRS 10, IFRS 12 and IAS 28 - Exception to consolidation of investment entities

In December 2014, the IASB amended IFRS 10, IFRS 12 and IAS 28, and such amendments are applicable to the fiscal years beginning on or after January 1, 2016, and may also be implemented in advance.

The amendments clarify, among others, that the exception to the preparation of consolidated financial statements is available to a controlling entity that is a subsidiary of an investment entity, even if the investment entity measures all its subsidiaries at fair value in accordance with IFRS 10. Amendments to IAS 28 clarify that the exception to apply the equity method is applicable to an investor in an associate or joint venture if that investor is controlled by an investment entity that measures all its subsidiaries at fair value.

The amendments also explain that the requirement of an investment entity to consolidate a controlled company that provides services related to previous investment activities applies only to controlled entities that are not investment entities.

•	Annual Improvements to IFRS – 2012 – 2014 Cycle

In September 2014, the IASB issued annual improvements 2012 - 2014 that are applicable to fiscal years beginning on or after January 1, 2016, and may be implemented in advance.

Below is a summary of the main amended rules and the relevant amended subject:

Standard	Amended Subject	Detail
IFRS 5 “Non-current assets held for sale and discontinued operations”	Changes in methods of disposal of the assets.	The amendment introduces a specific direction when the entity reclassifies an asset (or group of assets) held for sale or held for distribution to the owners. The amendment clarifies that such a change is considered a continuation of the original plan of the provision and that, therefore, an entity must not apply paragraphs 27 to 29 of IFRS 5 in relation to changes in a sales plan in such circumstances.

IFRS 7 “Financial Instruments: Disclosures” (with amendments resulting from amendments to IFRS 1)	Service Contracts. Applicability of amendments to IFRS 7 to disclosures of offsets in condensed interim financial statements.	The amendment provides additional direction to clarify whether a service contract corresponds to continued participation in the transfer of an asset for the purpose of the disclosure of the asset. In addition, the amendment clarifies that disclosures of offsets are not specifically required for all interim periods. However, disclosures to meet the requirements of IAS 34 “Interim Financial Information” may be included in condensed interim financial statements.

IAS 19 “Employee benefits”	Discount rate: regional market issues.	The amendment clarifies that the rate used to discount post-employment benefit obligations should be determined by reference to market yields on high-quality corporate bonds at the end of the reporting period. The basis for the conclusions to the amendment also clarifies that the depth of the market of high-quality corporate bonds should be assessed at the currency level consistent with the currency in which the benefits are to be paid. For currencies for which there is no deep market of such high-quality securities, market returns (at the end of the reporting period) of government bonds denominated in that currency are to be used.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The adoption of the foregoing standards and interpretations or modifications did not have a significant impact on the consolidated financial statements of the Group.

Standards or interpretations issued by the IASB, which application is not mandatory as of the date of closing of these consolidated financial statements, therefore have not been adopted by the Group.

•	IFRS 10 and IAS 28 - Sale or contribution of assets between an investor and its associate or joint venture

In September 2014, the IASB amended IFRS 10 and IAS 28 to clarify that in transactions involving a controlled company, the extent of the gain or loss to be recognized in the financial statements depends on whether the sold or contributed controlled company is considered a business in accordance with IFRS 3.

On August 10, 2015, the IASB issued a proposal to postpone the effective date of these changes indefinitely depending on the outcome of its research project on accounting by the equity method, which was approved on December 17, 2015.

•	IFRS 9 - Financial Instruments

In July 2014, the IASB introduced a change in lieu of IAS 39. The standard includes the classification and measurement, impairment and hedge accounting requirements of financial instruments. It is applicable to those annual periods beginning on or after January 1, 2018, and may be implemented in advance.

•	IFRS 15 - Income from ordinary activities arising from contracts entered into with customers

IFRS 15 is in effect for periods to be reported as from January 1, 2018, or afterwards, and may also be implemented in advance. Entities may decide whether to retrospectively apply the model or to use a modified transitional approach, to which the standard will be retrospectively applied only with regard to those contracts that are not completed by the initial date of application (e.g., January 1, 2018 for an entity with a fiscal year ended December 31).

IFRS 15 establishes an extensive and detailed model to be used by entities at the time of accounting for income from contracts entered into with their customers. It will replace the following Income Standards and Interpretations after the effective date:

•	IAS 18 Revenue;

•	IAS 11 Construction contracts;

•	IFRIC 13 Customer loyalty programs;

•	IFRIC 15 Agreements for the construction of real estate;

•	IFRIC 18 Transfers of assets from customers; and

•	SIC 31: Revenue – Barter transactions involving advertising services.

As stated in the heading of the new income standard, IFRS 15 will only cover income from contracts entered into with clients. Under IFRS 15, a customer of an entity is a party that has executed a contract with such entity for the provision of goods and services that are the product of ordinary business activities in exchange for consideration. Unlike the scope of the IAS 18, the recognition and measurement of income from interest and dividends on the debt and investments in shareholders’ equity are not contemplated under the scope of IFRS 15. Conversely, they are contemplated under the scope of IAS 39 “Financial Instruments: Recognition and Measurement” (or IFRS 9 “Financial Instruments”, if such IFRS is adopted in advance).

As mentioned above, the new income standard relies upon a detailed model to explain income from contracts entered into with customers. Its fundamental principle is that an entity should recognize income to represent the transfer of goods or services promised to customers, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The new income recognition standard adds a five-step approach to income recognition and measurement:

1. Identify the contract entered into with the customer.

2. Identify the separable obligations of the contract.

3. Determine the transaction price.

4. Allocate the transaction price between the obligations of the contract.

5. Recognize the income when the entity meets the obligations.

The new revenue standard has introduced many more prescriptive indications:

•	If the contract (or combination of contracts) contains or does not contain more than one of the promised goods or services and, if so, when and how the goods or services should be delivered or provided.

•	If the transaction price distributed to each performance obligation should be recognized as income over time or at a specific time. Under IFRS 15, an entity recognizes income when the obligation is satisfied, that is, when the control of the goods and services underlying a particular obligation is transferred to the customer. Unlike IAS 18, the new model does not include separate guidelines for the “sale of goods” and the “provision of services”; instead, it requires entities to assess whether income should be recognized over time or at a specific time, regardless of whether such income includes “the sale of goods” or “the provision of services”.

•	When the transaction price includes an element of estimation of variable payments, the way in which it will affect the amount and the time for the recognition of the income. The concept of variable payment estimation is broad. A transaction price is considered as a variable for discounts, refunds, credits, price concessions, incentives, performance bonds, penalties and contingency agreements. The new model introduces a material condition for variable consideration to be recognized as income: only until it is very unlikely that a significant change in the amount of accumulated income will occur when the uncertainties inherent in the variable payment estimate have been resolved.

•	When the execution costs of an agreement and the performance costs thereof may be recognized as an asset.

The Group is still in the process of evaluating the full impact of the IFRS 15 application on its financial statements, although no significant changes are expected in the income recognition criteria described in Note 2.b.11). It is not yet possible to provide a reasonable financial estimate of the effects of the entry into force of this standard until such analyses are completed.

The Group does not intend either to apply the standard in advance or to use the retroactive approach after the adoption thereof.

•	IFRS 16 - Leases

IFRS 16 is in effect for reporting periods beginning on January 1, 2019 and its implementation in advance is permitted for entities that use IFRS 15 “Revenue from ordinary activities from contracts entered into with customers” prior to the date of initial application of IFRS 16.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

IFRS 16 sets out the principles required for the recognition, measurement, presentation and disclosure of leases. The purpose thereof is to ensure that lessees and lessors provide relevant information in a way that faithfully represents those transactions. The changes incorporated by such standard mainly impact the accounting of tenants. It will replace the following Standards and Interpretations after the effective date thereof:

•	IAS 17 “Leases”;

•	IFRIC 4 “Determination whether an agreement contains a lease”;

•	SIC 15 “Operating leases-incentives”; and

•	SIC 27 “Evaluating the substance of transactions involving the legal form of a lease”.

This standard applies to all leases, including leases of rights-of-use assets in a sublease, with the exception of specific leases covered by other standards:

•	Leases to explore or use minerals, oil, natural gas and similar non-renewable resources;

•	Leases of biological assets within the scope of IAS 41 “Agriculture” kept by a lessee;

•	Contracts included in the scope of application of IFRIC 12 “Service Concession Agreements”;

•	Intellectual property licenses granted by a lessor within the scope of IFRS 15 “Revenue from contracts with customers”; and

•	Rights enjoyed by a lessee under license agreements that are within the scope of IAS 38 “Intangible assets” for items such as movies, videos, games, manuscripts, patents and copyrights.

The new leasing rule has introduced many other prescriptive indications:

•	Measurement of the asset by right of use

The cost of the right to use the assets includes the following items:

(a)	the amount of the initial measurement of the lease liability (as described below);

(b)	any rent paid to the lessor prior to the commencement date or on the same date, after discounting any incentive received for the lease;

(c)	the initial direct costs incurred by the lessee; and

(d)	an estimate of the costs to be incurred by the lessee in dismantling and eliminating the underlying asset, restoring the place where the underlying asset is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless such costs are incurred at the time of making of the inventories. The lessee could incur certain obligations as a result of such costs either on the date of commencement of the term of the lease, or as a consequence of having used the underlying asset during a specified period.

Subsequently, the valuation of the right to use the assets will be based on the cost model or the revaluation model under IAS 16 “Property, Plant and Equipment” (recognizing therefore the amortization and impairment in the profit and loss account and, if applicable the revaluation model, revaluations in equity). However, the IFRS 16 requires that the right to use a leased property investment be valued at its fair value under the provisions set forth in IAS 40 “Investment properties” for the investment property it holds.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

•	Lease liability

A lessee shall measure the lease liability at the present value of the lease payments that have not been paid on that date. Lease payments will be discounted using the interest rate implied in the lease, if that rate could be easily determined. If that rate cannot be easily determined, the lessee will use the incremental rate for the lessee’s loans.

Lease liabilities must include the following items:

(a)	fixed payments (including essentially fixed payments), less any lease incentive receivable;

(b)	variable payments, which depend on an index or a rate, initially measured by using the index or rate (e.g., payments related to the consumer price index, prices related to a benchmark interest rate such as LIBOR, or payments that vary to reflect changes in market rental prices) on the effective date of the contract;

(c)	amounts that the lessee expects to pay as residual value guarantees;

(d)	the exercise price of a call option if the lessee is reasonably certain to exercise that option; and

(e)	payment of penalties for terminating the lease, if the lease period reflects that the lessee will exercise an option to terminate it (i.e., because there is a reasonable certainty thereon).

Subsequently, the lessee will be increasing the liability for the lease to reflect the accrued interest (and recognized in the profit and loss account), deduct the installments that are being paid from such liability and recalculate the book value to reflect any review, amendment to the lease or review of the so-called “in-substance” installments.

•	Revision of the lease liability

The lessee must review the lease liability in the following cases:

(a)	when there is a change in the amount expected to be paid under a residual value guarantee;

(b)	when there is a change in future rental payments to reflect the variation of an index or an interest rate used to determine such rental payments (including, for example, a market rent review);

(c)	when there is a change in the term of duration of the lease as a result of a change in the non-cancellable period of the lease (for example, if the lessee does not exercise an option previously included in the determination of the lease period); or

(d)	when there is a change in the evaluation of the call option of the underlying asset.

•	Lessor’s accounting

IFRS 16 requires the lessor to classify the lease as operational or financial. A finance lease is a lease in which substantially all the risks and benefits derived from ownership of the asset are transferred. A lease will be classified as operating if it does not transfer substantially all the risks and benefits derived from the ownership of an underlying asset.

The classification of the lease is made on the effective date of the agreement and is evaluated again only if there is an amendment to the lease. Changes in estimates (e.g., changes in the economic life or in the residual value of the underlying asset) or changes in circumstances (e.g., non-compliance by the lessee) will not result in a new classification of the lease for accounting purposes.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

•	Sale and Leaseback Transactions

This type of transaction is dealt with from the point of view of the lessee-seller as lessor-buyer. The fundamental aspect of dealing with such transactions depends on whether the transfer of the relevant asset meets the criteria of IFRS 15 “Revenue from contracts with customers”, to be recognized as a sale.

The Group is still in the process of assessing the full impact of the IFRS 16 application on its financial statements and does not intend to apply such standard in advance.

•	Amendments to IAS 7 - Information disclosure initiative

In January 2016, the IASB amended IAS 7 and such amendments are to be applied to fiscal years beginning on or after January 1, 2017, which may be implemented in advance.

The Disclosure Initiative was amended for the purpose of disclosing information that allows users of financial statements to evaluate the changes in liabilities (and certain assets) that have occurred during a period, derived from financing activities.

The explanation for the changes must differentiate those “changes from cash flows deriving from financing” from those “changes other than cash”.

Also, when explaining changes other than cash, the following sources of changes should be differentiated, to the extent necessary to meet the purpose: (i) changes resulting from the acquisition or loss of control of subsidiaries and other businesses; (ii) the effect of foreign exchange rate changes; (iii) changes in fair value; and (iv) other changes (by separately identifying any variance deemed relevant).

The IASB defines liabilities arising from financing activities as liabilities “for which cash flows were or will be classified in the statement of cash flows as cash flows deriving from financing activities”. It also emphasizes that new disclosure requirements also relate to changes in financial assets (for example, assets covering liabilities arising from financing activities) if they meet the same definition.

One way to meet the new disclosure requirement is to provide a reconciliation between the opening and closing balances in the statement of financial position for liabilities arising from financing activities.

Finally, the amendments set forth that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

The Group does not anticipate that the application of the amendments to the standard will have a significant effect on its financial statements.

•	Amendments to IAS 12 - Recognition of deferred tax assets for unrealized losses

In January 2016, the IASB amended IAS 12 and such amendments are to be applied to fiscal years beginning on or after January 1, 2017, and may be implemented in advance.

The amendment to IAS 12 provides that when an entity assesses whether the taxable profit against which a deductible temporary difference may be available, it will consider whether the tax legislation restricts the sources of taxable income against which it may make deductions at the time of the reversal of that temporary deductible difference. If the tax law does not impose those restrictions, an entity will evaluate a deductible temporary difference in combination with all others. However, if the tax law restricts the use of losses to be deducted against income of a specific type, a deductible temporary difference will be evaluated in combination only with the appropriate rate.

The Group does not anticipate that the application of the amendments to the standard will have a significant effect on its financial statements.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

•	Amendments to IFRS 2 - Classification and Measurement of Share-based Payment Transactions

In June 2016, the IASB amended IFRS 2, and such amendments are to be applied for fiscal years beginning on or after January 1, 2018, and may be implemented in advance.

IFRS 2 has been amended to reflect the following:

•	For share-based payment transactions that are settled in cash, the goods or services purchased and the liability which they incur will be measured at the fair value of the liability, subject to the requirements of this standard. Until the liability is settled, the fair value of the liability is remeasured at the end of each reporting period, as well as on the settlement date, recognizing any change in fair value in the results for the period.

•	The conditions for the irrevocability of concession and conditions other than the irrevocability of the concession, other than market conditions, will not be taken into account when estimating the fair value of the share-based payment that is settled in cash on the date of measurement. Instead, they will be taken into account by adjusting the number of incentives included in the measurement of liabilities arising from the transaction. Accordingly, an amount will be recognized for the goods or services received during the period up to the irrevocability of the concession. This amount will be based on the best available estimate of the number of incentives that are expected to be irrevocable.

•	If the terms and conditions of a share-based payment transaction to be settled in cash are modified to become a share-based payment transaction that is settled by equity securities, such transaction will be accounted for as of the date of the modification. Specifically, (a) a share-based payment transaction that is settled by equity securities is measured by reference to the fair value of the equity securities granted on the date of the modification. The share-based payment transaction settled by equity securities is recognized in equity on the date of the change, in proportion to the goods or services that have been received; (b) the liability for the share-based payment transaction settled in cash on the date of the amendment will be written off in the accounts on the same date; and (c) any difference between the carrying amount of the written off liability and the amount of equity recognized on the date of the change will be recognized immediately in the income statement for such period.

The Group does not anticipate that the application of the amendments to the standard will have a significant effect on its financial statements

•	IFRIC 22 - Transactions in Foreign Currency and Advance Payments

In December 2016, the IASB approved the interpretation of IFRIC 22 “Transactions in foreign currency and advance payments”, which is applicable for the fiscal years beginning on or after January 1, 2018, and may be implemented in advance. The scope of this interpretation applies to a foreign currency transaction (or any part thereof) where an entity recognizes a non-financial asset or non-financial liability arising from the payment or collection of an early consideration before the entity recognizes the asset, expense or related income (or any part thereof that may be appropriate). This interpretation does not apply when an entity measures the related asset, expense or income at the time of the initial recognition: (a) at fair value; or (b) the fair value of the consideration paid or received as of a date other than that of the initial recognition of the non-monetary asset, or non-monetary liability, arising from the anticipated consideration (e.g., measurement of the goodwill by applying the IFRS 3 “Business Combinations”).

The Group does not anticipate that the application of the interpretation of the standard will have a significant effect on its financial statements.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

•	Annual improvements to IFRS – 2014 – 2016 Cycle

In December 2016, the IASB issued the annual improvements 2014 – 2016, which are applicable to fiscal years beginning on or after January 1, 2018, which may be implemented in advance.

Standard	Amended Subject	Detail
IFRS 1 “First-time Adoption of International Financial Reporting Standards”	Elimination of short-term exemptions for first-time adopters of IFRS.	The amendment introduces the deletion of paragraphs that consider the limited exemption of comparative disclosure from IFRS 7 for first-time adopters of IFRS, disclosures of transfers of financial assets and paragraph 39AA considered the annual best improvements to IFRS 2014-2016 Cycle.

IFRS 12 “Disclosure of Interests in Other Entities”	Clarification of the scope of the Standard.	The amendment introduces a change in the scope of the standard, considering that the requirements of the standard apply to the equity interests of an entity listed in paragraph 5 that are classified (or included in a group for disposal that is classified) as held for sale or discontinued operations in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”.

IAS 28 “Investments in associates and joint ventures”	Measurement at fair value of an associate or joint venture.	The amendment introduces changes in relation to the exemption and the procedures to be applied to the equity method, clarifies that an entity will apply this exemption or the method separately to each associate or joint venture, in the case of exemption in the initial recognition of the associate or joint venture, and with respect to the method on a date that is the later of: a) when the associate or joint venture that is an investment entity is initially recognized; b) when the associate or joint venture becomes an investment entity; or c) when the associate or joint venture that is an investment entity becomes a parent company.

The Group does not anticipate that the application of the amendments to the standard will have a significant effect on its financial statements.

2.c) Accounting Estimates and Judgments

The items in the financial statements and areas which require the highest degree of judgment and estimates in the preparation of these financial statements are:

Crude oil and natural gas reserves

Estimating crude oil and gas reserves is an integral part of the Group’s decision-making process. The volume of crude oil and gas reserves is used to calculate depreciation using the unit of production ratio and to assess the impairment of the capitalized costs related to the Upstream assets (see Notes 2.b.8 and 2.b.9 and the last paragraph of this Note).

The Group prepares its estimates of crude oil and gas reserves in accordance with the rules and regulations established for the crude oil and natural gas industry by Rule 4-10 (a) of Regulation S-X of the SEC.

Provision for litigation and other contingencies

The final costs arising from litigation and other contingencies, and the perspective given to each issue by the Management of the Company may vary from their estimates due to different interpretations of laws, contracts, opinions and final assessments of the amount of the claims. Changes in the facts or circumstances related to these types of contingencies can have, as a consequence, a significant effect on the amount of the provisions for litigation and other contingencies recorded or the perspective given by the Management of the Company.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Provision for environmental costs and obligations for the abandonment of hydrocarbon wells

Given the nature of its operations, the Group is subject to various laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. YPF management believes that the Group’s operations are in substantial compliance with laws and regulations of Argentina and the countries where the Group operates, relating to the protection of the environment as such laws have historically been interpreted and enforced.

The Group periodically conducts new studies to increase its knowledge of the environmental situation in certain geographic areas where it operates in order to establish the status, cause and remedy of a given environmental issue and, depending on its years of existence, analyze the Argentine Government’s possible responsibility for any environmental liabilities existing prior to December 31, 1990. The Group cannot estimate what additional costs, if any, will be required until such studies are completed and evaluated; however, provisional remedial or other measures may be required.

In addition to the hydrocarbon wells abandonment legal obligation, the Group has accrued environmental remediation which evaluations and/or remediation works are probable and can be reasonably estimated, based on the Group’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Group cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, these potential changes and ongoing studies could materially affect the Group’s future results of operations.

The main guidelines on the provision for the obligations for the abandonment of hydrocarbon wells are set forth in detail in Note 2.b.6).

Income tax and deferred income tax

The proper assessment of income tax expenses depends on several factors, including interpretations related to tax treatment for transactions and/or events that are not expressly provided for by current tax law, as well as estimates of the timing and realization of deferred income taxes. The actual collection and payment of income tax expenses may differ from these estimates due to, among others, changes in applicable tax regulations and/or their interpretations, as well as unanticipated future transactions impacting the Group’s tax balances.

Provision for impairment of property, plant and equipment and intangible assets

The method used to estimate the recoverable amount of property, plant and equipment and intangible assets is described in detail in Notes 2.b.8 and 2.b.9.

The impairment analysis is performed on the year-end date or whenever there is evidence of impairment of the recoverable value. As a result of negotiations between Argentine producers and refiners in the second half of 2016, there has been a gradual 6% reduction in the prices of sales of Medanito and Escalante crude oil on the local market (2% monthly as of August 2016). Moreover, in January 2017, the producers and refiners reached a new agreement for the transition to international prices, in which a path of prices was established for the sale of oil in the domestic market, for the purpose of achieving parity with the international market during 2017. This readjustment of prices in the domestic market and other signs that would point to a convergence with international prices in the near future, coupled with a decline in the prices expected in the medium term compared to the estimates as of December 31, 2015, have been considered evidence of impairment of the value of the assets of the CGU Oil - YPF.

Accordingly, the following local market price assumptions have been taken into account for different varieties of crude oil in order to set such expectations: (i) for 2017, it derives from the prices agreed upon between producers and refiners mentioned above which result in prices of US$/bbl 57.5 for Medanito crude oil and US$/bbl 49.1 for Escalante crude oil; (ii) for 2018, 2019 and 2020, the local market prices have been estimated based on the international price estimates based on available analyst consensus; and (iii) subsequently, estimated prices rise based on predicted inflation in the United States.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

For fiscal year 2016, the discount rate used has been 8.67% after taxes (the discount rate used for fiscal year 2015 was 10.33% after taxes).

Based on the aforementioned methodology, the CGU Oil - YPF recorded an impairment charge for property, plant and equipment in the Upstream segment of 34,943 and 2,361 as of December 31, 2016 and 2015, respectively, mainly due to the expected decrease in the oil price, together with the evolution of cost behavior in terms of macroeconomic variables and the operational behavior of the Company’s assets. Originally as of September 30, 2016, an impairment charge of 36,188 had been recorded for this concept and in the fourth quarter of 2016 there was a recovery of 1,245 generated, among others, by a reduction of operational costs estimated in a timely manner and a slight improvement in the projection of international prices, all of which is partially offset by the effect of the variation of reserves with respect to the end of the previous quarter.

The recoverable value of the CGU Oil - YPF, after taxes, amounts to 71,495 and 76,829 as of December 31, 2016 and 2015, respectively.

In addition, as of December 31, 2015, the Group had recorded a charge for impairment of property, plant and equipment, with respect to the CGU-Oil - YPF Holdings, which grouped the assets of the crude oil production fields in the United States which amounted to 94, due to a reduction in international crude oil prices. The fair value of the CGU Oil - YPF Holdings amounted to 179. The Group also recorded an impairment charge of intangible assets of 80 related to rights in exploratory areas whose recoverable value was zero. During the current year, this CGU was deconsolidated.

It is difficult to predict with reasonable certainty the expected value of charges or recoveries in the provision for impairment of property, plant and equipment given the numerous factors affecting the asset and cash flows base used in the recoverability analysis. These factors include, but are not limited to, future prices, operating costs and traded savings, exchange rates, investments and traded savings, production and its impact on depletion and base cost, revisions or additions of reserves, and taxation. Consequently, the use value of the assets, calculated on the basis of expected future cash flows, may be significantly affected by other factors insofar as they change.

2.d) Comparative Information

Balance items as of December 31, 2015 and 2014 presented in these financial statements for comparison purposes arise from the consolidated financial statements then ended.

3.	ACQUISITIONS AND DISPOSITIONS

Fiscal year ended December 31, 2016

-	As part of the acquisition by Pampa Energía S.A. (“PEPASA”) of the total shares of Petrobras Participaciones S.L., which holds 67.2% of the capital and voting rights of Petrobras Energía S.A. (“PESA”), YPF and PEPASA entered into an agreement subject to certain conditions precedent under which, once the acquisition by PEPASA of shareholding control of PESA has been completed, PESA will transfer to YPF shares in the operating concessions of two areas located in the Neuquén basin with production and high potential for gas development (of the tight and shale type), to be operated by YPF, in the percentages detailed below: (i) 33.33% participation in the Río Neuquén area, located in the Province of Neuquén and in the Province of Río Negro; and (ii) 80% participation in the Aguada de la Arena area, located in the Province of Neuquén. In order to implement this agreement, PEPASA and YPF signed a Framework Agreement for the Financing and Acquisition of Units and a Loan Agreement under which YPF, on July 25, 2016, granted PEPASA a guaranteed loan for the Indirect acquisition of the aforementioned areas in the amount of US$ 140 million, equivalent to the acquisition price of the aforementioned units, which does not differ from the fair value of the participation in said areas. Once PESA’s board of directors has approved the assignment, the loan may be applied during the year 2018 to the payment of the acquisition of YPF’s shares in concession titles and UT with: (i) PESA and an affiliate of Petróleo Brasileiro S.A. for the Río Neuquén area, and (ii) Petrouruguay S.A. for the Aguada de la Arena area.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

3.	ACQUISITIONS AND DISPOSITIONS (Cont.)

On October 14, 2016, the assignment of the equity interests in the operating concessions between YPF and PEPASA was consummated, as follows: (i) an equity interest of 33.33% in the Río Neuquén area for the sum of US$ 72 million; and (ii) an equity interest of 80% in the Aguada de la Arena area, for the sum of US$ 68 million.

Additionally, see Note 34.

Fiscal year ended on December 31, 2015

-	On May 7 2015, Repsol Butano S.A. transferred to YPF shares representing 33.997 % of YPF Gas’s capital stock and Repsol Trading S.A. transferred to YPF 17.79% of OTC’s capital stock. The amount of the transaction was 161.

Fiscal year ended on December 31, 2014

-	On February 12, 2014, YPF and its subsidiary YPF Europe BV (incorporated in January 2014) accepted an offer made by Apache Overseas Inc. and Apache International Finance II S.à r.I. (collectively, “Apache Group”) for the acquisition of 100% of Apache’s interest in controlled companies which are the owners of assets located in the Argentine Republic, and the acquisition of certain intercompany loans owed by the acquired companies to the Apache Group companies. The price agreed upon by the parties was US$ 786 million, which was canceled through by an initial deposit of US$ 50 million held on February 12, 2014, and the remaining balance was paid on March 13, 2014, the date from which YPF has taken control of the mentioned companies (the “acquisition date”).

As a result of the previously described transaction, YPF acquired the following corporate shares: (i) 100% of the capital stock of Apache Canada Argentina Investment S.à r.I. and 100% of the capital stock of Apache Canada Argentina Holdings S.à r.I.; (ii) 100% of the capital stock of Apache Argentina Corporation, through which it will control 65.28% of Apache Petrolera Argentina S.A., and (iii) 34.72% of Apache Petrolera Argentina S.A. Since YPF has acquired 100% of the interest, there is no non-controlling interest recorded.

The fair value of the main identified assets and liabilities of the companies acquired (100% interest values and after consolidation adjustments), which have been incorporated in the Company’s balance sheet as of the date of acquisition is disclosed below:

Fair value at acquisition date
Cash and cash equivalents	95
Assets held for sale	1,538
Inventories	55
Trade receivables	520
Other receivables and other assets	213
Intangible assets – Exploration rights	1,246
Property, plant and equipment	5,469
Provisions	781
Deferred income tax liabilities	1,241
Loans	110
Accounts payables	639
Social security and other taxes payables	134
Income tax liability	24

Below is detailed the information related with revenues, costs and expenses of the acquired companies required by IFRS:

	Since the acquisition date up to December 31, 2014	Since the beginning of the year up to December 31, 2014
Revenues	3,370	4,099
Cost	(2,960)	(3,601)
Gross profit	410	498
Other operating expenses	(232)	(282)
Operating income	178	216
Financial result, net	(78)	(95)
Income tax	560	681
Net income	660	802

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

3.	ACQUISITIONS AND DISPOSITIONS (Cont.)

Additionally, YPF and Apache Energía Argentina S.R.L. has entered into a transfer of assets agreement with Pluspetrol S.A. whereby it will transfer, in exchange for US$ 217 million, an interest that belongs to Apache Energía Argentina S.R.L. (a subsidiary of Apache Canada Argentina Holdings S.à.r.l.), in three concessions and four JO agreements, as well as an interest of YPF in a JO agreement. The aforementioned interests correspond to assets located in the Province of Neuquén, with the objective of jointly exploring and developing the Vaca Muerta formation. The mentioned transaction has been approved by the regulatory authority during November 2014.

During October, 2014, the registered names of certain companies have changed as follows: Apache Energía Argentina S.R.L. to YSUR Energía Argentina S.R.L.; Apache Natural Resources Petrolera Argentina S.R.L. to YSUR Recursos Naturales S.R.L.; Apache Petrolera Argentina S.A. to YSUR Petrolera Argentina S.A.; Apache Argentina Corporation to YSUR Argentina Corporation; Apache Canada Argentina Investment S.à.r.l. to YSUR Argentina Investment S.à.r.l.; and Apache Canada Argentina Holdings S.à.r.l. to YSUR Argentina Holdings S.à.r.l.

In addition, the companies YSUR Argentina Holdings S.à r.l., YSUR Argentina Investment S.à r.l. and YSUR Argentina Corporation were domiciled in Argentina and registered with the Argentine Registrar of Companies (Inspección General de Justicia) on September 26, 2016, under the names of YSUR Participaciones S.A.U., YSUR Inversora S.A.U., and YSUR Inversiones Petroleras S.A.U., respectively.

Finally, as of the date of these consolidated financial statements, the companies of the YSUR Group are in the process of merging with YPF. See Note 32 to the individual financial statements.

-	On January 31, 2014, YPF acquired Petrobras Argentina S.A.’s 38.45% interest in the JO agreement Puesto Hernández signed between both companies for the exploitation of the Puesto Hernández area (the “Area”). The Area is an exploitation concession located in the Provinces of Neuquén and Mendoza. YPF is the holder of the concession until 2027, which is operated under the aforementioned JO agreement which expired on June 30, 2016 and will be terminated early. Now YPF owns a 100% interest in the Area, and has become the operator. Puesto Hernández currently produces approximately 10,000 barrels per day of light crude oil (Medanito quality). The transaction was completed for the amount of US$ 40.7 million. By becoming the operator of the Area, YPF will be able to accelerate its investment plans to optimize the Area’s production potential until 2027. The amount paid was mainly classified as property, plant and equipment.

-	On February 7, 2014, YPF acquired Potasio Rio Colorado S.A.’s 50% interest in the JO agreement, Segment 5 Loma La Lata – Sierra Barrosa (known as the “Lajas” formation) signed by YPF and Potasio Rio Colorado S.A. for the exploitation of the Lajas formation concession area (the “Area”). The Area is an exploitation concession, located in the Province of Neuquén. YPF is the holder of the concession which expires in 2027. Exploitation of the Area was conducted under the aforementioned JO agreement. The terms of the JO agreement provided that it would expire upon the earlier of the expiration of the concession or the early termination of any agreement or contract that granted the right to continue exploiting the Area. As a result of the termination of the JO agreement YPF will own a 100% interest in the Area. The consideration for the transaction was US$ 25 million. The amount paid was mainly classified as property, plant and equipment.

-	YPF and Sinopec Argentina Exploration and Production, Inc., Sucursal Argentina (“SINOPEC”), are part in a Joint Operating Agreement in the “La Ventana” area, located in the Cuyo basin in the Province of Mendoza, whose original expiration date was December 31, 2016. YPF is the exclusive owner of such exploitation concession whose expiration date was November 14, 2017, and through executive order of the Province of Mendoza No. 1,465/2011 the original expiration date was extended for 10 years, to November 14, 2027, the new concession expiration date. On September 1, 2014 (“effective date”) YPF and SINOPEC extended the JOA’s expiration date in relation with the Concession for the Exploitation of Hydrocarbons in the “La Ventana” area, until December 31, 2026. The extension of the Concession and the JOA involve the continuity of the participation of the parties in the rights and commitments that emerge from the Concession and that, as of the effective date, YPF’s percentage of participation increased by an additional 10%, reaching 70%. The consideration for the transaction was US$ 44 million, an amount that SINOPEC will pay to YPF for the extension of the Concession. Additionally, the transaction generated an income of 369, which has been charged to “Other operating results, net”, in the statement of comprehensive income.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

3.	ACQUISITIONS AND DISPOSITIONS (Cont.)

-	On December 5, 2014, an agreement has been signed between the Province of Neuquén, Gas y Petróleo del Neuquén S.A., YPF and YSUR Energía Argentina S.R.L. in which the restructuring of the Joint Operating Agreement has been arranged related to “La Amarga Chica” and “Bajada de Añelo” non-conventional hydrocarbons exploitation concession in which YPF and YSUR Energía Argentina S.R.L. will hold the following interests: (i) La Amarga Chica, YPF 100% (ii) Bajada de Añelo: YPF 85% and YSUR Energía Argentina S.R.L. 15%. As compensation for the aforementioned restructuring (a), YPF has made a US$ 41 million payment to the Neuquén Province, US$ 12 million for and on behalf of YSUR Energía Argentina S.R.L. and (b) YPF and YSUR Energía Argentina S.R.L. granted in favor of the Province of Neuquén, who thereby contributed to Gas y Petróleo de Neuquén S.A, the totality of YPF and YSUR Energía Argentina S.R.L.’s interests in the following areas: (i) Puesto Cortadera; (ii) Loma Negra NI; (iii) Cutral Co Sur; (iv) Neuquén del Medio; (v) Collon Cura Bloque I; and (vi) Bajo Baguales. These transfers became effective on January 1, 2015.

4.	FINANCIAL RISK MANAGEMENT

The Group’s activities involve various types of financial risks: market risk (including exchange rate risk, interest rate risk and price risk, credit risk and liquidity risk). The Group maintains an organizational structure and systems that allow the identification, measurement and control of the risks to which it is exposed.

Market Risk

The market risk to which the Group is exposed is the possibility that the valuation of the Group’s financial assets or financial liabilities as well as certain expected cash flows may be adversely affected by changes in interest rates, exchange rates or certain other price variables.

The following is a description of these risks as well as a detail of the extent to which the Group is exposed and a sensitivity analysis of possible changes in each of the relevant market variables.

Exchange Rate Risk

The value of financial assets and liabilities denominated in a currency different from the Company’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the Argentine peso (the Argentine legal currency).

The Group does not use derivatives as a hedge against exchange rate fluctuations. While during fiscal year 2015 the Group started to operate with U.S. dollars future exchange rate agreements (until their complete termination in fiscal year 2016), for IFRS 7 “Financial instruments: disclosures” no exchange rate risk arises from financial instruments denominated in the Company’s functional currency.

Otherwise, according to the Company’s functional currency, and considering the currency exchange process, the fluctuations in the exchange rate related to the financial assets and liabilities’ value in pesos does not have any effect in the Other comprehensive income in Shareholders’ equity.

The following table provides a breakdown of the effect a variation of 10% in the prevailing exchange rates on the Group’s net income, taking into consideration the exposure of financial assets and liabilities denominated in pesos as of December 31, 2016:

	Appreciation (+) / depreciation (-) of exchange rate of peso against US dollar	Income(loss) for fiscal year ended December 31, 2016
Impact on net income before income tax corresponding to financial assets and liabilities	+10%	3,021
	-10%	(3,021)

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

4.	FINANCIAL RISK MANAGEMENT (Cont.)

Interest Rate Risk

The Group is exposed to risks related to interest rates to different extents, according to the different types of maturities and currencies in which a loan was borrowed or cash was invested.

The Group’s short-term financial loans as of December 31, 2016 include negotiable obligations, pre-financing of exports and imports’ financing arrangements, local bank credit lines and financial loans with local and international financial institutions. Long-term financial loans include negotiable obligations and financial loans with local and international financial institutions. Approximately 70% (107,976) of the total of the financial loans of the Group is denominated in U.S. dollars, 3% (4,718) is in Swiss francs and the remainder is mainly in Argentine pesos, as of December 31, 2016. These loans are generally used for working capital and investments.

Financial assets mainly include, in addition to trade receivable which have low exposure to interest rate risk, bank deposits, fixed-interest deposits and investments in mutual funds such as “money market” or short-term fixed interest rate instruments.

Historically, the strategy for hedging interest rates is based on the fragmentation of financial counterparts, the diversification of the types of loans taken and, essentially, the maturities of such loans, taking into consideration the different levels of interest along the yield curve in pesos or U.S. dollars, and the amount of the loans based on future expectations and the timing of the future investment outlays to be financed.

The Group does not usually use derivative financial instruments to hedge the risks associated with interest rates.

Changes in interest rates may affect the interest income or expenses derived from financial assets and liabilities tied to a variable interest rate. Additionally, the fair value of financial assets and liabilities that accrue interests based on fixed interest rates may also be affected.

The table below provides information about the financial assets and liabilities as of December 31, 2016 that accrues interest considering the applicable rate:

	Financial Assets(1)	Financial Liabilities(2)
Fixed interest rate	27	107,656
Variable interest rate	—	46,689

Total	27	154,345

(1)	It only includes temporary investments. Does not include trade receivables which mostly do not accrue interest.
(2)	Includes only financial loans. Does not include accounts payable which mostly do not accrue interest.

The portion of loans which accrues variable interest rate is mainly exposed to the fluctuations in LIBOR and BADLAR. Approximately 34,774 accrues variable interest of BADLAR plus a maximum spread of 6% and 9,711 accrues variable interest of LIBOR plus a spread between 2.6% and 7.5%.

The table below shows the estimated impact on consolidated comprehensive income that an increase or decrease of 100 basis points in the interest rate would have.

	Increase (+) / decrease (-) in the interest rates (basis points)	Income(loss) for fiscal year ended December 31, 2016
Impact on net income after income tax	+100	(245)
	-100	245

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

4.	FINANCIAL RISK MANAGEMENT (Cont.)

Other Price Risks

The Group was not significantly exposed to commodity price risks, as a result, among other reasons, of the existing regulatory, economic and government policies, in force determined that local prices charged for gasoline, diesel and other fuels were not affected in the short-term by fluctuations in the price of such products in international and regional markets. Additionally, the Group was impacted by certain regulations that affected the determination of export prices received by the Group, such as those mentioned in Note 30, which consequently limits the effects of short-term price volatility in the international market.

However, during the course of fiscal year 2016 and in January 2017, the producers and refiners entered into an agreement in which a range of prices was established for the sale of oil on the domestic market, with a minimum Medanito oil reference price of US$55/Bbl and Escalante oil reference price of US$47/Bbl, for the purpose of achieving parity with international markets during fiscal year 2017, subject to compliance with certain variables.

Given this transition process and also in that export duties on external prices were not extended in January 2017, it is possible that the price risk exposure will vary in the future. Should the change in market conditions become relevant, the Group will analyze its management strategy to handle this risk.

In addition, the Group is exposed to the own price risk for investments in financial instruments (public securities, mutual funds and exchange rate agreements used in this fiscal year), which were classified in the statement of financial position as “at fair value through profit or loss”. The Group continuously monitors the change in these investments for significant movements.

During the third quarter of 2016, the Group acquired Argentine National Bonds in U.S. dollars subject to an annual interest rate of 6.875%, maturing in 2021 for a nominal value of US$ 195 million.

As of December 31, 2016, the aggregate value of financial assets at fair value through profit or loss amounts to 18,093.

The following table shows the effect that a 10% variation in the prices of investments in financial instruments would have on the Group’s results as of December 31, 2016:

	Increase (+) / decrease (-) in the prices of investments in financial	Profit (loss) for the year ended December 31, 2016
Impact on net result before income tax	+10%	1,809
	-10%	(1,809)

Liquidity Risk

Liquidity risk is associated with the possibility of a mismatch between the need of funds to meet short, medium or long term obligations.

As mentioned in previous paragraphs, the Group intends to align the maturity profile of its financial debt to be related to its ability to generate enough cash flows for its payment, as well as to finance the projected expenditures for each year. As of December 31, 2016 the availability of liquidity reached 18,557, considering cash of 7,922, other liquid financial assets of 2,835 and available credit lines with banks of 7,800. Additionally, YPF has the ability to issue debt under the negotiable obligations global program originally approved by the Shareholders meeting in 2008 expanded in September 2012, in April 2013, in February 2015 and in April 2016 (see Note 16).

After the process which concluded with the change of shareholders mentioned in Note 25, the Group is still focused on structuring more efficiently the maturity of its debt, in order to facilitate daily operations and to allow the proper financing of planned investments.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

4.	FINANCIAL RISK MANAGEMENT (Cont.)

To this end, the Group operates derivative financial instruments (U.S. dollars future exchange rate agreements) as a way of managing liquidity risk, which were fully settled as of December 31, 2016.

The following table sets forth the maturity dates of the Group’s financial liabilities as of December 2016:

	December 31, 2016
	Maturity date
	0 - 1 year	1 - 2 year	2 - 3 year	3 - 4 year	4 - 5 year	More than 5 years	Total
Financial liabilities
Loans	26,777	28,103	10,919	19,481	18,470	50,595	154,345
Other liabilities	4,390	336	—	—	—	—	4,726
Accounts payable(1)	41,113	1,989	—	—	—	185	43,287

	72,280	30,428	10,919	19,481	18,470	50,780	202,358

(1)	The amounts disclosed are the contractual, undiscounted cash flows associated to the financial liabilities given that they do not differ significantly from their face values

Most of the Group’s loans contain usual covenants for contracts of this nature. Additionally, approximately 63% of the outstanding loans as of December 31, 2016 are subject to financial covenants related to the leverage ratio and debt service coverage ratio.

A portion of the loans provides that certain changes in control with respect to the Company may constitute an event of default. In addition, part of the loans also contains cross default or cross acceleration provisions (the “Acceleration Clauses”) which may result in their advanced enforceability if the debt containing provisions related to change of control becomes in default.

Credit Risk

Credit risk is defined as the possibility of a third party not complying with its contractual obligations, thus negatively affecting results of operations of the Group.

Credit risk in the Group is measured and controlled on an individual customer basis. The Group has its own systems to conduct a permanent evaluation of credit performance of all of its debtors, and the determination of risk limits with respect to third parties, in line with best practices using for such end internal customer records and external data sources.

Financial instruments that potentially expose the Group to a concentration of credit risk consist primarily of cash and cash equivalents, trade receivables and other receivables. The Group invests excess cash primarily in high liquid investments with financial institutions with a strong credit rating both in Argentina and abroad. In the normal course of business and based on ongoing credit evaluations to its customers, the Group provides credit to its customers and certain related parties. Likewise, the Group accounts for doubtful trade losses in the Statement of Comprehensive Income, based on specific information regarding its clients.

The provisions for doubtful accounts are measured by the following criteria:

•	The aging of the receivable;

•	The analysis of the customer’s capacity to return the credit granted, also taking into consideration special situations such as the existence of a voluntary reorganization petition, bankruptcy and arrears, and guarantees, among others.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

4.	FINANCIAL RISK MANAGEMENT (Cont.)

The maximum exposure to credit risk of the Group as of December 31, 2016 based on the type of its financial instruments and without excluding the amounts covered by guarantees and other arrangements mentioned below, is set forth below:

Maximum exposure as of December 31, 2016
Cash and cash equivalents	10,757
Other financial assets	58,378

Considering the maximum exposure to the risk of the Other financial assets based on the concentration variable of the counterparties, credit with the National Government and direct agencies accounts for approximately 32% (13,601), while the Group’s remaining debtors are diversified.

Following is the breakdown of the financial assets past due as of December 31, 2016.

	Current trade receivable	Other current receivables
Less than three months past due	28	907
Between three and six months past due	444	697
More than six months past due	3,129	262

	3,601	1,866

At such date, the provision for doubtful trade receivables amounted to 1,084 and the provisions for other doubtful receivables amounted to 35. These provisions are the Group’s best estimate of the losses incurred in relation with accounts receivables.

Guarantee Policy

As collateral of the credit limits granted to customers, the Group has several types of guarantees received from them. In the service stations and distributors market, where generally long-term relationships with customers are established, mortgages prevail. For foreign customers, joint and several bonds from their parent companies prevail. In the industrial and transport market, bank guarantees prevail. With a lower presence, the Group has also obtained other guarantees such as credit insurances, surety bonds, guarantee customer – supplier, and car pledges, among others.

The Group has effective guarantees granted by third parties for a total amount of 9,300, 6,277 and 3,676 as of December 31, 2016, 2015 and 2014, respectively.

During the year ended December 31, 2016, the Group executed guarantees received for an amount of 1. As of December 31, 2015 and 2014, the Group executed guarantees received for an amount of 2 and 1, respectively.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

5.	SEGMENT INFORMATION

The different segments in which the Group is organized have in consideration the different activities from which the Group obtains income and incurs expenses. The mentioned organizational structure is based on the way in which the highest authority in the decision-making process analyzes the main financial and operating magnitudes while making decisions about resource allocation and performance assessment also considering the Group’s business strategy.

Upstream

The Upstream segment carries out all activities related to the oil and natural gas exploration, development and production.

It obtains its revenues from (i) the sale of produced oil to the Downstream segment and, marginally, from its sale to third parties; (ii) the sale of produced gas to the Gas and Energy segment; and (iii) the receipt of incentives from the Stimulus Plan for the Excessive Injection of Natural Gas.

Gas and Energy

On March 15, 2016, the Gas and Energy Executive Vice-presidency was created, and during the current fiscal year, the complete scope of management of this new business unit was determined.

The Gas and Energy segment obtains its income from the development of activities related to: (i) the natural gas commercialization to third parties and the Downstream segment, (ii) the commercial and technical operation of LNG regasification terminals in Bahía Blanca and Escobar, by hiring two regasification vessels, (iii) the natural gas distribution, and (iv) the generation of conventional and renewable electricity,

In addition to the proceeds derived from the sale of natural gas to third parties and the intersegment, which is then recognized as a “purchase” to the Upstream segment, Gas and Energy accrues a fee in its favor with the Upstream segment to carry out such commercialization.

Downstream

The Downstream segment develops activities related to: (i) oil refining and petrochemical production, (ii) commercialization of refined and petrochemical products obtained from such processes, (iii) logistics related to the transportation of oil and gas to refineries and the transportation and distribution of refined and petrochemical products to be marketed in the different sales channels.

It obtains its income from the marketing mentioned in item (ii) above, which is developed through the Retail, Industry, Agro, LPG, Chemicals and Lubricants and Specialties businesses.

It incurs in all expenses related to the aforementioned activities, including the oil purchase from the Upstream segment and third parties and the natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Energy segment.

Central Administration and Others

It covers other activities, not falling into the aforementioned categories, mainly including corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate market prices.

Operating income and assets for each segment have been determined after consolidation adjustments.

As required by IFRS 8, comparative information has been given retroactive effect by the creation of the new segment.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

5.	SEGMENT INFORMATION (Cont.)

	Upstream	Gas and Energy	Downstream	Central Administration and Others	Consolidation Adjustments(1)	Total
For the year ended December 31, 2016
Revenues from sales	18,745	26,514	162,538	2,303	—	210,100
Revenues from intersegment sales	95,398	3,212	925	7,447	(106,982)	—

Revenues	114,143	29,726	163,463	9,750	(106,982)	210,100

Operating income (loss)	(26,845)	2,008	3,093	(1,615)	(887)	(24,246)
Income (loss) from equity interests in associates and joint ventures	(1)	302	287	—	—	588
Depreciation of property, plant and equipment	38,125	290	5,507	830	—	44,752
Impairment of property, plant and equipment and intangible assets (3)	34,943	—	—	—	—	34,943
Acquisition of property, plant and equipment	51,396	2,134	9,839	1,679	—	65,048
Assets	236,173	25,866	125,536	34,739	(1,175)	421,139

For the year ended December 31, 2015
Revenues from sales	16,044	14,003	124,959	1,130	—	156,136
Revenues from intersegment sales	64,243	2,184	807	6,182	(73,416)	—

Revenues	80,287	16,187	125,766	7,312	(73,416)	156,136

Operating income (loss)	7,535	1,498	6,948	(2,331)	2,938	16,588
Income (loss) from equity interests in associates and joint ventures	—	267	51	—	—	318
Depreciation of property, plant and equipment	23,075	255	2,913	442	—	26,685
Impairment of property, plant and equipment and intangible assets (3)	2,535	—	—	—	—	2,535
Acquisition of property, plant and equipment	48,598	469	8,874	1,939	—	59,880
Assets	223,035	13,659	100,146	26,708	(95)	363,453

For the year ended December 31, 2014
Revenues from sales	8,853	12,810	119,444	835	—	141,942
Revenues from intersegment sales	61,844	1,859	817	5,212	(69,732)	—

Revenues	70,697	14,669	120,261	6,047	(69,732)	141,942

Operating income (loss)	12,353	310	10,668	(3,343)	(246)	19,742
Income (loss) from equity interests in associates and joint ventures	(10)	387	181	—	—	558
Depreciation of property, plant and equipment	17,180	243	2,202	311	—	19,936
Acquisition of property, plant and equipment (2)	41,371	308	8,084	1,408	—	51,171
Assets	126,228	9,610	58,899	16,356	(2,539)	208,554

(1)	Corresponds to the elimination of income among segments of the YPF Group.
(2)	Investments in property, plant and equipment net of increases corresponding to YSUR Group at acquisition date, JO Puesto Hernández, Las Lajas and Bajada Añelo – Amarga Chica, and La Ventana agreement at acquisition date of the additional interest. See Note 3.
(3)	See Notes 2.c) and 8.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

5.	SEGMENT INFORMATION (Cont.)

The distribution of revenues by geographic area, according to the markets for which they are intended, for the years ended on December 31, 2016, 2015 and 2014, and property, plant and equipment by geographic area as of December 31, 2016, 2015 and 2014 are as follows:

	Revenues			Property, plant and equipment
	2016	2015	2014	2016	2015	2014
Argentina	193,707	143,851	126,539	307,350	269,914	156,415
Mercosur and associated countries	7,964	6,302	8,298	664	553	38
Rest of the world	6,142	4,175	4,753	—	438	477
Europe	2,287	1,808	2,352	—	—	—

Total	210,100	156,136	141,942	308,014	270,905	156,930

Intangible assets are mainly geographically located in Argentina.

As of December 31, 2016, no foreign client represents 10% or more of the Group’s revenue from its ordinary activities.

6.	FINANCIAL INSTRUMENTS BY CATEGORY

The following tables show the financial assets and liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade receivables”, “Other receivables”, “Accounts payable” and “Other liabilities” contain both financial instruments and non-financial assets and liabilities (such as tax receivables, and receivables and payables in kind, among other) reconciliation is presented in the columns headed “Non-financial assets” and “Non-financial Liabilities”.

	2016
Financial Assets	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	8,277	—	8,277	9,145	17,422
Trade receivables (2)	34,816	—	34,816	—	34,816
Investment in financial assets	—	15,285	15,285	—	15,285
Cash and cash equivalents	7,949	2,808	10,757	—	10,757

	51,042	18,093	69,135	9,145	78,280

	2015
Financial Assets	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	6,392	—	6,392	15,574	21,966
Trade receivables (2)	23,428	—	23,428	—	23,428
Investment in financial assets	—	804	804	—	804
Cash and cash equivalents	14,613	774	15,387	—	15,387

	44,433	1,578	46,011	15,574	61,585

	2014
Financial Assets	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	3,096	—	3,096	5,875	8,971
Trade receivables (2)	13,063	—	13,063	—	13,063
Cash and cash equivalents	8,223	1,535	9,758	—	9,758

	24,382	1,535	25,917	5,875	31,792

(1)	Does not include the provision for other doubtful receivables.
(2)	Does not include the provision for doubtful trade receivables.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

6.	FINANCIAL INSTRUMENTS BY CATEGORY (Cont.)

	2016
Financial Liabilities	Financial Liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Loans	154,345	—	154,345	—	154,345
Other liabilities	4,726	—	4,726	—	4,726
Accounts payable	43,287	—	43,287	495	43,782

	202,358	—	202,358	495	202,853

	2015
Financial Liabilities	Financial Liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Loans	105,751	—	105,751	—	105,751
Other liabilities	752	—	752	1	753
Accounts payable	39,376	—	39,376	475	39,851

	145,879	—	145,879	476	146,355

	2014
Financial Liabilities	Financial Liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Provisions	718	—	718	28,245	28,963
Loans	49,305	—	49,305	—	49,305
Other liabilities	1,216	—	1,216	2	1,218
Accounts payable	29,336	—	29,336	418	29,754

	80,575	—	80,575	28,665	109,240

Gains and losses on financial instruments are allocated to the following categories:

	2016
	Financial and non- financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	1,472	—	1,472
Interest loss	(18,109)	—	(18,109)
Financial accretion	(3,159)	—	(3,159)
Exchange differences, net	11,611	—	11,611
Fair value gains on financial assets at fair value through profit or loss	—	1,826	1,826
Gains on derivative financial instruments	—	213	213

	(8,185)	2,039	(6,146)

	2015
	Financial and non- financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	1,638	—	1,638
Interest loss	(8,618)	—	(8,618)
Financial accretion	(1,987)	—	(1,987)
Exchange differences, net	20,214	—	20,214
Fair value gains on financial assets at fair value through profit or loss	—	446	446
Gains on derivative financial instruments	—	464	464

	11,247	910	12,157

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

6.	FINANCIAL INSTRUMENTS BY CATEGORY (Cont.)

	2014
	Financial and non- financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	1,029	—	1,029
Interest loss	(5,456)	—	(5,456)
Financial accretion	(1,880)	—	(1,880)
Exchange differences, net	7,782	—	7,782
Fair value gains on financial assets at fair value through profit or loss	—	297	297

	1,475	297	1,772

Fair value measurements

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, independent parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the end of the period. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. Financial instruments assigned by the Group to this level comprise investments in listed mutual funds and public securities.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The Group has not valued financial instruments under this category.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has not valued financial instruments under this category.

YPF’s Finance Division has a team in place in charge of estimating valuation of financial instruments required to be reported in the financial statements, including the fair value of Level-3 instruments. The team directly reports to the Chief Financial Officer (“CFO”). The CFO and the valuation team discuss the valuation methods and results upon the acquisition of a financial instrument and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

The tables below show the Group’s financial assets measured at fair value as of December 31, 2016, 2015 and 2014 and their allocation to their fair value levels.

	2016
Financial Assets	Level 1		Level 2	Level 3	Total
Investments in financial assets:
- Mutual funds	53		—	—	53
- Public securities	15,232	(1)	—	—	15,232

	15,285		—	—	15,285

Cash and cash equivalents:
- Mutual funds	2,808		—	—	2,808

	2,808		—	—	2,808

	18,093		—	—	18,093

(1)	As of December 31, 2016, 7,737 has been classified as noncurrent and 7,495 has been classified as current.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

6.	FINANCIAL INSTRUMENTS BY CATEGORY (Cont.)

	2015
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Mutual funds	340	—	—	340
- Other financial assets	464	—	—	464

	804	—	—	804

Cash and cash equivalents:
- Mutual funds	774	—	—	774

	774	—	—	774

	1,578	—	—	1,578

	2014
Financial Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
- Mutual funds	1,535	—	—	1,535

	1,535	—	—	1,535

The Group has no financial liabilities at fair value through profit or loss.

The Group’s policy is to acknowledge transfers among the several categories of valuation hierarchies when occurred, or when there are changes in the prevailing circumstances requiring such transfer. During the years ended December 31, 2016, 2015 and 2014, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for Negotiable Obligations and interest rates offered to the Group (Level 3) for the other financial loans remaining, amounted to 157,133, 106,336 and 53,108 as of December 31, 2016, 2015 and 2014, respectively.

The fair value of the following financial assets and financial liabilities do not differ significantly from their book value:

•	Other receivables

•	Trade receivables

•	Cash and cash equivalents

•	Accounts payable

•	Other liabilities

7.	INTANGIBLE ASSETS

	2016	2015	2014
Net book value Intangible assets	8,114	7,359	4,393
Provision for impairment of intangible assets	—	(80)	—

	8,114	7,279	4,393

Changes in the Group’s intangible assets for the years ended December 31, 2016, 2015 and 2014 were as follows:

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

7.	INTANGIBLE ASSETS (Cont.)

	Service concession	Exploration rights	Other intangibles	Total
Cost	3,917	801	1,879	6,597
Accumulated amortization	2,551	8	1,592	4,151

Balances as of December 31, 2013	1,366	793	287	2,446

Cost
Increases	572	3,033	129	3,734	(1)
Translation effect	1,212	399	594	2,205
Decreases and reclassifications	6	(2,258)	5	(2,247	)(1)(2)

Accumulated amortization
Increases	135	179	155	469
Translation effect	789	2	523	1,314
Decreases and reclassifications	—	(39)	1	(38)

Cost	5,707	1,975	2,607	10,289
Accumulated amortization	3,475	150	2,271	5,896

Balances as of December 31, 2014	2,232	1,825	336	4,393

Cost
Increases	653	270	190	1,113
Translation effect	3,218	928	1,443	5,589
Decreases and reclassifications	(51)	(183)	20	(214)

Accumulated amortization
Increases	180	—	143	323
Translation effect	1,904	5	1,296	3,205
Decreases and reclassifications	(6)	—	—	(6)

Cost	9,527	2,990	4,260	16,777
Accumulated amortization	5,553	155	3,710	9,418

Balances as of December 31, 2015	3,974	2,835	550	7,359

Cost
Increases	642	75	171	888
Translation effect	2,127	612	936	3,675
Decreases and reclassifications	(547)	(584)	127	(1,004)

Accumulated amortization
Increases	437	—	280	717
Translation effect	1,245	—	848	2,093
Decreases and reclassifications	—	(6)	—	(6)

Cost	11,749	3,093	5,494	20,336
Accumulated amortization	7,235	149	4,838	12,222

Balances as of December 31, 2016	4,514	2,944	656	8,114

(1)	Includes 2,784 of acquisitions corresponding to YSUR Group in Argentina at the time of the acquisition date and 1,538 of disposal of assets for the transfer of areas to Pluspetrol S.A, respectively. See Note 3.
(2)	Includes 682 reclassified to mineral property, wells and related equipment of property, plant and equipment.

8.	PROPERTY, PLANT AND EQUIPMENT

	2016	2015	2014
Net book value of property, plant and equipment	345,679	274,122	157,243
Provision for obsolescence of materials and equipment	(1,380)	(762)	(313)
Provision for impairment of property, plant and equipment	(36,285)	(2,455)	—

	308,014	270,905	156,930

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

8.	PROPERTY, PLANT AND EQUIPMENT (Cont.)

Changes in Group’s property, plant and equipment for the years ended December 31, 2016, 2015 and 2014 are as follows:

	Land and buildings	Mineral property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Electric power generation facilities	Other property	Total
Cost	6,965	179,877		29,267	1,466	5,576	19,840	927	2,267	4,084	2,618	1,542	4,174	258,603
Accumulated depreciation	2,804	133,672		17,611	1,022	—	—	—	1,990	3,034	1,055	1,060	2,693	164,941

Balances as of December 31, 2013	4,161	46,205		11,656	444	5,576	19,840	927	277	1,050	1,563	482	1,481	93,662

Cost
Increases	13	9,248		13	119	8,013	38,531	2,264	82	—	—	20	310	58,613	(3)(5)(6)
Translation effect	1,996	56,540		9,171	431	1,571	6,275	231	690	1,284	—	—	1,113	79,302
Decreases and reclassifications	110	19,711		3,630	144	(6,919)	(19,595)	(1,641)	275	152	104	5	(95)	(4,119	)(4)(7)

Accumulated depreciation
Increases	161	17,057		1,751	152	—	—	—	235	239	67	110	164	19,936
Translation effect	814	41,789		5,487	302	—	—	—	596	942	—	1	740	50,671
Decreases and reclassifications	—	(348)		(7)	(21)	—	—	—	(4)	—	(6)	—	(6)	(392	)(7)

Cost	9,084	265,376		42,081	2,160	8,241	45,051	1,781	3,314	5,520	2,722	1,567	5,502	392,399
Accumulated depreciation	3,779	192,170		24,842	1,455	—	—	—	2,817	4,215	1,116	1,171	3,591	235,156

Balances as of December 31, 2014	5,305	73,206	(1)	17,239	705	8,241	45,051	1,781	497	1,305	1,606	396	1,911	157,243

Cost
Increases	23	(1,140)		7	5	7,823	50,139	2,767	36	1	—	—	219	59,880	(6)
Translation effect	4,630	155,844		23,707	1,155	4,432	24,005	992	1,865	3,640	—	—	2,633	222,903
Decreases and reclassifications	212	37,986	(8)	3,634	330	(7,018)	(42,392)	(1,893)	388	1,617	209	6	(63)	(6,984	)(4)

Accumulated depreciation
Increases	211	22,884		2,289	218	—	—	—	323	345	68	112	235	26,685
Translation effect	1,934	110,301		14,019	773	—	—	—	1,559	2,361	—	—	1,796	132,743
Decreases and reclassifications	(4)	(433	)(8)	(12)	(54)	—	—	—	—	—	(3)	—	(2)	(508)

Cost	13,949	458,066		69,429	3,650	13,478	76,803	3,647	5,603	10,778	2,931	1,573	8,291	668,198
Accumulated depreciation	5,920	324,922		41,138	2,392	—	—	—	4,699	6,921	1,181	1,283	5,620	394,076

Balances as of December 31, 2015	8,029	133,144	(1)	28,291	1,258	13,478	76,803	3,647	904	3,857	1,750	290	2,671	274,122

Cost
Increases	140	3,831		1	3	6,968	52,610	1,392	25	—	—	2	76	65,048	(6)
Translation effect	2,975	104,086		16,601	802	2,494	14,602	626	1,260	2,430	—	—	1,658	147,534
Decreases and reclassifications	1,365	59,645		26,529	1,096	(8,701)	(91,342)	(3,687)	1,201	1,138	260	187	(60)	(12,369	)(9)

Accumulated depreciation
Increases	360	40,729		4,312	414	—	—	—	668	642	75	111	318	47,629
Translation effect	1,257	73,288		9,288	516	—	—	—	1,052	1,558	—	—	1,142	88,101
Decreases and reclassifications	(40)	(6,937)		(3)	(37)	—	—	—	(18)	(2)	45	—	(82)	(7,074	)(9)

Cost	18,429	625,628		112,560	5,551	14,239	52,673	1,978	8,089	14,346	3,191	1,762	9,965	868,411
Accumulated depreciation	7,497	432,002		54,735	3,285	—	—	—	6,401	9,119	1,301	1,394	6,998	522,732

Balances as of December 31, 2016	10,932	193,626	(1)	57,825	2,266	14,239	52,673	1,978 (2)	1,688	5,227	1,890	368	2,967	345,679

(1)	Includes 9,147, 8,435 and 6,343 of mineral property as of December 31, 2016, 2015 and 2014, respectively.
(2)	As of December 31, 2016, there are 37 exploratory wells in progress. During year ended on such date, 29 wells were drilled, 36 wells were charged to exploratory expense and 14 were transferred to proved properties which are included in the account Mineral property, wells and related equipment.
(3)	Includes 858, 210 and 866 of increases corresponding to Puesto Hernandez, Las Lajas, and Bajada Añelo–Amarga Chica JO, respectively, and 39 corresponding to the La Ventana agreement, on the additional interest acquisition date.
(4)	Includes 6 and 32 of net book value charged to property, plant and equipment provisions for the years ended December 31, 2015 and 2014, respectively.
(5)	Includes 5,469 of increases corresponding to YSUR Group in Argentina on the acquisition date. See Note 3.
(6)	Includes 2,243, (1,281) and (268) corresponding to hydrocarbon wells abandonment costs for the years ended December 31, 2016, 2015 and 2014, respectively.
(7)	Includes (325) of derecognition of areas transferred by YPF and YSUR mentioned in Note 3.
(8)	Includes (2,671) residual value for the El Orejano area; (226) corresponding to the decrease in participation in the Magallanes area; and (8) corresponding to the decrease in participation in the Puesto Cortadera area.
(9)	Includes reductions for the deconsolidation of subsidiaries of 500, net.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

8.	PROPERTY, PLANT AND EQUIPMENT (Cont.)

The Group capitalizes the financial cost as a part of the cost of the assets. For the year ended December 31, 2016, 2015 and 2014, the rate of capitalization has been 13.03%, 12.01% and 12.29%, respectively, and the amount capitalized amounted to 1,234, 1,003 and 574, respectively, for the years mentioned above.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the years ended December, 31 2016, 2015 and 2014:

	2016	2015	2014
Amount at beginning of year	762	313	166
Increase charged to expenses	428	243	133
Decreases charged to income	—	—	(4)
Amounts incurred due to utilization	(2)	(6)	(32)
Translation differences	192	212	50

Amount at end of year	1,380	762	313

Set forth below is the evolution of the provision for impairment of property, plant and equipment for 2016, 2015 and 2014:

	2016		2015	2014
Amount at beginning of year	2,455		—	—
Increase charged to expenses	36,188	(1)	2,455	—
Decrease charged to income	(1,245	)(1)	—	—
Depreciation	(2,877	)(2)	—	—
Translation differences	1,869		—	—
Deconsolidation of subsidiaries	(105)		—	—

Amount at end of year	36,285		2,455	—

(1)	See Note 2.c).
(2)	Included in “Depreciation of property, plant and equipment” in Note 21.

Set forth below is the cost evolution for the exploratory wells in evaluation stage as of the years ended on December 31, 2016, 2015 and 2014:

	2016	2015	2014
Amount at beginning of year	1,777	993	710
Additions pending the determination of proved reserves	1,112	1,219	921
Decreases charged to exploration expenses	(700)	(479)	(336)
Decrease of assets assignment	(15)	(89)	(336)
Reclassifications to mineral property, wells and related equipment with proved reserves	(1,004)	(466)	(188)
Translation difference	305	599	222

Amount at end of year	1,475	1,777	993

The following table shows the capitalized cost for exploratory wells for a period greater than a year and the number of projects related as of December 31, 2016.

	Amount	Number of projects	Number of Wells
Between 1 and 5 years	551	4	4

9.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The Group does not participate in subsidiaries with a significant non-controlling interest. Furthermore, no investments in associates or joint ventures are deemed individually material.

The following table shows the value of the investments in associates and joint ventures at an aggregate level, considering that none of the individual companies is material, as of December 31, 2016, 2015 and 2014:

	2016	2015	2014
Amount of investments in associates	1,478	1,248	757
Amount of investments in joint ventures	4,022	3,135	2,430
Provision for impairment of investments in associates and joint ventures	(12)	(12)	(12)

	5,488	4,371	3,175

Disclosed in investments in associates and joint ventures	5,488	4,372	3,177
Disclosed in Other liabilities	—	1	2

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

9.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The main movements during the years ended December 31, 2016, 2015 and 2014, which affected the value of the aforementioned investments, correspond to:

	2016	2015	2014
Amount at the beginning of year	4,371	3,175	1,998
Acquisitions and contributions	448	163	448
Income on investments in associates and joint ventures	588	318	558
Conversion differences	601	999	470
Distributed dividends	(520)	(280)	(299)
Other movements	—	(4)	—

Amount at the end of year	5,488	4,371	3,175

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity value therein, for the years ended December 31, 2016, 2015 and 2014. The Group has adjusted, if applicable, the values reported by these companies to adapt them to the accounting criteria used by the Group for the calculation of the proportional equity value in the aforementioned dates:

	Associates			Joint ventures
	2016	2015	2014	2016	2015	2014
Net income (loss)	225	321	234	363	(3)	324
Other comprehensive income	35	50	18	566	949	452

Comprehensive income for the year	260	371	252	929	946	776

•	On May 13, 2016, the companies Y-GEN I and Y-GEN II were created, for the purpose of submitting a bid to the tender No. 21/2016 launched by the MINEM, for the new generation of energy and thermal power, which, if adjudicated, they would enter into with Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”) a contract of sale of offered energy for a term of between 5 and 10 years, as offered, and with a price denominated in U.S. dollars. The created companies submitted their bids for the construction of new thermal power plants in Loma Campana (Añelo, Province of Neuquén) and in Central El Bracho (Province of Tucumán), which were finally awarded.

In both companies, 66.67% of the shareholding is owned by the subsidiary YPF EE (“Managing Shareholder”) and the remaining 33.33% is owned by Guayama PR Holdings (“Non-Managing Shareholder”) of the General Electric Group. According to the shareholders’ agreement, the shareholders must contribute the necessary funds as capital contributions during the current financial year and the next two fiscal years (as of December 31, 2016, the shareholders have contributed 448). There is also a service agreement between both companies and YPF EE, under which YPF EE has the responsibility as Managing Shareholder to, among other things, perform certain administration tasks of the companies.

The Group has followed the guidelines set forth in IFRS 10 “Consolidated financial statements” and has concluded that it exercises joint control over Y-GEN I and Y-GEN II. As a result, it has applied IFRS 11 “Joint Arrangements” which defines these companies as joint ventures, and has measured them in accordance with the equity method in accordance with IAS 28 “Investments in associates and joint ventures”.

Some of the main assumptions under evaluation were as follows: (i) Contractually, both shareholders exercise joint control over each of the companies, so any decisions on their relevant activities are taken jointly, requiring their unanimous vote to do so and there is no power of one party (shareholder) over the other in relation to the investment, regardless of the different percentages of ownership thereof; (ii) there is no power as defined in IFRS 10 of one party to the detriment of another, either in relation to the voting rights in the nomination of directors or even personnel (whether key or not), in the management of the entity to benefit itself or to unilaterally modify the variable return on investment, or ultimately to unilaterally address any of the decisions associated with the relevant activities.

Finally, as of the date of issuance of these consolidated financial statements, the aforementioned companies had not performed any relevant transactions, other than the execution of the agreements that were the subject matter of their creation.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

9.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows information of the subsidiaries:

	Information of the issuer
	Description of the Securities						Last Financial Statements Available
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital stock		Net profit (loss)	Equity	Holding in Capital Stock
Subsidiaries: (9)
YPF International S.A. (7)	Common	Bs.	100	66,897	Investment	Street La Plata 19, Santa Cruz de la Sierra, República de Bolivia	12-31-16	15		—	25	100.00%
YPF Holdings Inc. (7)	Common	US$	0.01	810,614	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, U.S.A.	12-31-16	10,529		658	(2,404)	100.00%
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	164		420	617	99.99%
A-Evangelista S.A.	Common		$1	307,095,088	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	307		335	1,124	100.00%
YPF Servicios Petroleros S.A.	Common		$1	50,000	Wells perforation and/or reparation services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	—	(8)	(96)	(19)	100.00%
Metrogas S.A.	Common		$1	398,419,700	Providing the public service of natural gas distribution	Gregorio Aráoz de Lamadrid 1360, Buenos Aires, Argentina.	12-31-16	569		(600)	(1,375)	70.00%
YPF Energía Eléctrica S.A.	Common		$1	30,006,540	Exploration, development, industrialization and marketing of hydrocarbons, and generation, transportation and marketing of electric power	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	30		580	1,736	100.00%
YPF Chile S.A. (7)	Common		—	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322; Módulo B1, Qilicura, Santiago	12-31-16	723		10	1,281	100.00%
YPF Tecnología S.A.	Common		$1	234,291,000	Investigation, development, production and marketing of technologies, knowledge, goods and services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	459		49	653	51.00%
YPF Europe B.V. (7)	Common	US$	0.01	15,660,437,309	Investment and finance	Prins Bernardplein 200, 1097 JB, Amsterdam, Holanda	12-31-16	—	(8)	132	12	100.00%
YSUR Inversora S.A.U. (7)	Common		$1	2,656,573,000	Investment	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	2,657		(1)	5,397	100.00%
YSUR Inversiones Petroleras S.A.U. (7)	Common		$1	230,281,000	Investment	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	230		— (9)	391	100.00%
YSUR Petrolera Argentina S.A. (7)	Common		$1	634,284,566	Exploration, extraction, exploitation, storage, transportation, industrialization and marketing of hydrocarbons, as well as other operations related thereto	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	634		106	570	100.00%
Compañía de Inversiones Mineras S.A.	Common		$1	17,043,060	Exploration, exploitation, processing, management, storage and transport of all types of minerals; assembly, construction and operation of facilities and structures and processing of products related to mining	Macacha Güemes 515, Buenos Aires, Argentina	12-31-16	17		(25)	(17)	100.00%

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

9.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows the investments in associates and joint ventures:

	12-31-2016														31-12-2015
							Information of the issuer
	Description of the Securities								Last Financial Statements Available
Name and Issuer	Class	Face Value	Amount	Book value(3)		Cost(2)	Main Business	Registered Address	Date	Capital stock	Net profit (loss)	Equity	Holding in Capital Stock		Book Value(3)
Joint ventures:
Compañía Mega S.A.(7)(6)	Common	$1	244,246,140	1,208		—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	09-30-16	643	735	1,496	38.00%		1,277
Profertil S.A.(7)	Common	$1	391,291,320	1,897		—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3, Buenos Aires, Argentina	12-31-16	783	600	1,052	50.00%		1,452
Refinería del Norte S.A.	Common	$1	45,803,655	468		—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	09-30-16	92	25	898	50.00%		405

				3,573		—									3,134

Associates:
Oleoductos del Valle S.A.	Common	$10	4,072,749	174	(1)	—	Oil transportation by pipeline	Florida 1, P. 10º, Buenos Aires, Argentina	12-31-16	110	125	472	37.00%		126	(1)
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	94		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P. 11º, Buenos Aires, Argentina	09-30-16	14	36	291	33.15%		70
Oiltanking Ebytem S.A.	Common	$10	351,167	184		—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina.	12-31-16	12	181	212	30.00%		150
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$1	15,579,578	33		—	Gas transportation by pipeline	San Martín 323, P.13º, Buenos Aires, Argentina	12-31-15	156	54	229	10.00%		23
Central Dock Sud S.A.	Common	$0.01	11,869,095,145	175		136	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P.16º, Buenos Aires, Argentina	09-30-16	1,231	177	1,791	10.25	%(5)	152
Inversora Dock Sud S.A.	Common	$1	355,270,303	569		445	Investment and finance	Pasaje Ingeniero Butty 220, P.16º, Buenos Aires, Argentina	09-30-16	829	126	1,292	42.86%		484
Oleoducto Trasandino (Argentina) S.A.	Preferred	$1	12,135,167	37		—	Oil transportation by pipeline	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	09-30-16	34	20	107	36.00%		25
YPF Gas S.A	Common	$1	175,997,158	172		—	Gas fractionation, bottling, distribution and transport for industrial and/or residential use	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	09-30-16	176	(25)	699	34.00%		183
Other companies:
Other (4)	—	—		489		139	—	—	—	—	—	—	—		37

				1,927		720									1,250

				5,500		720									4,384

(1)	Holding shareholder’s equity, net of intercompany profits (losses).
(2)	Cost net of cash dividends and stock redemption.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting principles.
(4)	Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I.,Oleoducto Transandino (Chile) S.A., Bizoy S.A., Civeny S.A., Bioceres S.A., Y-GEN Eléctrica S.R.L., Y-GEN Eléctrica II S.R.L., Y-GEN Eléctrica III S.R.L., Y-GEN Eléctrica IV S.R.L.
(5)	Additionally, the Company has a 29.99% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	The U.S. dollar has been defined as the functional currency of this company.
(8)	No value is disclosed as the carrying value is less than 1.
(9)	Additionally consolidates Compañía Minera de Argentina S.A., YPF Services USA Corp, YPF Perú S.A.C., YPF Brasil Comercio Derivado de Petróleo Ltda, Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran Inversiones 2011 S.A.U., YSUR Participaciones S.A.U., Lestery S.A., Energía Andina S.A and EOG Resources Netherlands B.V

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

10.	INVENTORIES

	2016		2015		2014
Refined products	13,390		10,709		7,720
Crude oil and natural gas	6,551		7,155		4,187
Products in process	411		169		99
Construction works in progress for third parties	12		85		271
Raw materials, packaging materials and others	1,456		1,140		724

	21,820	(1)	19,258	(1)	13,001	(1)

(1)	As of December 31, 2016, 2015 and 2014, the cost of inventories does not exceed their realization net value.

11.	OTHER RECEIVABLES

	2016			2015		2014
	Noncurrent		Current	Noncurrent	Current	Noncurrent	Current
Trade	—		1,733	—	928	—	664
Tax credit, export rebates and production incentives	291		4,648	304	8,058	130	1,066
Loans to third parties and balances with related parties(1)	2,495	(3)	1,703	297	2,366	231	53
Collateral deposits	17		214	318	895	528	435
Prepaid expenses	159		702	198	682	39	451
Advances and loans to employees	12		335	8	285	7	299
Advances to suppliers and custom agents(2)	—		1,691	—	3,147	—	2,224
Receivables with partners in JO	816		1,361	1,118	1,881	612	764
Insurance receivables(4)	—		—	—	808	—	1,068
Miscellaneous	134		1,111	271	402	151	249

	3,924		13,498	2,514	19,452	1,698	7,273
Provision for other doubtful receivables	(15)		(42)	(13)	(39)	(7)	(103)

	3,909		13,456	2,501	19,413	1,691	7,170

(1)	See Note 31 for information about related parties.
(2)	Includes among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.
(3)	Includes the loan granted to Pampa Energía S.A. See Note 3.
(4)	See Note 28.a).

12.	TRADE RECEIVABLES

	2016		2015		2014
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties(1)	87	34,729	469	22,959	26	13,037
Provision for doubtful trade receivables	—	(1,084)	—	(848)	(7)	(866)

	87	33,645	469	22,111	19	12,171

(1)	See Note 31 for information about related parties.

Changes in the provision for doubtful trade receivables

	2016		2015		2014
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Amount at beginning of year	—	848	7	866	6	652
Increases charged to expenses	—	197	—	313	—	210
Decreases charged to income	—	(28)	—	(412)	—	(41)
Amounts incurred due to utilization	—	—	(7)	(17)	—	(4)
Translation differences	—	67	—	98	1	49

Amount at end of year	—	1,084	—	848	7	866

13.	CASH AND CASH EQUIVALENTS

	2016	2015	2014
Cash	7,922	13,920	6,731
Short-term investments	27	693	1,492
Financial assets at fair value through profit or loss(1)	2,808	774	1,535

	10,757	15,387	9,758

(1)	See Note 6.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

14.	PROVISIONS

Changes in the Group’s provisions for the fiscal years ended December 31, 2016, 2015 and 2014 are as follows:

	Provision for pending lawsuits and contingencies			Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations			Provision for pensions		Total
	Noncurrent		Current	Noncurrent	Current	Noncurrent		Current	Noncurrent	Current	Noncurrent	Current
Amount as of December 31, 2013	5,020		159	764	926	13,220		289	168	22	19,172	1,396

Increases charged to expenses	3,367		24	1,066	—	1,366		3	11	—	5,810	27
Decreases charged to income	(465)		(82)	—	—	—		—	(27)	—	(492)	(82)
Increase from subsidiaries acquisition	20		—	21	2	724		14	—	—	765	16
Increase from JO interest acquisition	—		—	—	—	339		153	—	—	339	153
Amounts incurred due to payments/utilization	(5)		(1,126)	—	(621)	(61)		(136)	(14)	(11)	(80)	(1,894)
Exchange and translation differences, net	930		23	175	81	2,772		48	67	5	3,944	157
Reclassifications and other movements	(1,853)		1,853	(757)	757	(273	)(1)	5 (1)	(11)	11	(2,894)	2,626

Amount as of December 31, 2014	7,014		851	1,269	1,145	18,087		376	194	27	26,564	2,399

Increases charged to expenses	2,062		95	986	—	1.694		—	23	—	4,765	95
Decreases charged to income	(434)		(141)	—	—	(314)		—	—	(13)	(748)	(154)
Amounts incurred due to payments/utilization	—		(374)	—	(1,030)	—		(283)	—	(71)	—	(1,758)
Exchange and translation differences, net	2,383		10	464	186	10,109		159	102	17	13,058	372
Change of interest in JO charged to expenses	—		—	—	—	—		(504)	—	—	—	(504)
Reclassifications and other movements	(650)		(292)	(1,099)	1,099	(2,196	)(1)	681 (1)	(71)	71	(4,016)	1,559

Amount as of December 31, 2015	10,375		149	1,620	1,400	27,380		429	248	31	39,623	2,009

Increases charged to expenses	1,579		335	962	32	3,023		—	97	—	5,661	367
Decreases charged to income	(158)		(258)	—	—	(10)		(77)	(1)	—	(169)	(335)
Amounts incurred due to payments/utilization	9		(239)	—	(869)	(48)		(584)	—	(13)	(39)	(1,705)
Exchange and translation differences, net	1,221		7	159	52	6,245		94	26	3	7,651	156
Deconsolidation of subsidiaries	(2,213)		(11)	(1,351)	(607)	(515)		—	(357)	(34)	(4,436)	(652)
Reclassifications and other movements	(1,608	)(2)	586	(860)	860	1,548	(1)	695 (1)	(13)	13	(933)	2,154

Amount as of December 31, 2016	9,205		569	530	868	37,623		557	—	—	47,358	1,994

(1)	Includes 2,243, (1,281) and (268) from abandonment of hydrocarbon well obligation costs which have counterpart in assets for the years ended December 31, 2016, 2015 and 2014, respectively; (226) from the derecognition for changes in interest in the Magallanes area with counterpart in assets as of December 31, 2015; and (8) of the derecognition of the Puesto Cortadera area with counterpart in assets as of December 31, 2015.
(2)	Includes (950) corresponding to resolutions for contractual claims that were reclassified to Other liabilities and (75) corresponding to tax claims that were reclassified to Taxes payable.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

14.	PROVISIONS (Cont.)

The Group is party to a number of labor, commercial, civil, tax, criminal, environmental, customs and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely against it, result in the imposition of material costs, fines, judgments or other losses. While the Group believes that such risks have been provisioned appropriately based on the opinions and advice of our legal advisors and in accordance with applicable accounting standards, certain loss contingencies are subject to change as new information develops and results of the presented evidence is obtained, among others. It is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to the Group, could significantly exceed the recorded provisions.

Additionally, due to its operations, the Group is subject to various laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Group’s operations are in substantial compliance with laws and regulations currently in force relating to the protection of the environment as such laws have historically been interpreted and enforced.

However, the Group is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Group operates in Argentina, in order to establish their status, causes and necessary remediation and, based on the aging of the environmental issue, to analyze the possible responsibility of the Argentine Government, in accordance with the contingencies assumed by the Argentine Government for which YPF has the right of indemnity for liabilities existing as of December 31, 1990. Until these studies are completed and evaluated, the Company cannot estimate what additional costs, if any, will be required. However, it is possible that other work, including provisional remedial measures, may be required.

14.a) Provision for litigation and contingencies

As of December 31, 2016, the Group has accrued pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies accrued are described in the following paragraphs.

14.a.1) Liabilities and contingencies assumed by the Argentine Government before 1990

The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payments established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

14.a.2) Claims arising from restrictions in the natural gas market

•	“Deliver or Pay” Claims (“DOP”)

Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of useful curtailment of natural gas exports and their associated transportation services. Such program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas exports through the “Permanent Additional Injection” mechanism created by this resolution. Through the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers in the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, which is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the Resolutions No. 659/2004 and 752/2005 have been adapted by Secretariat of Energy Resolution No. 599/2007, which modifies the conditions for the imposition of the requirements, depending on whether the producers have signed the proposed agreement, ratified by such resolution, between the Secretariat of Energy and the producers.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

14.	PROVISIONS (Cont.)

Also, Resolution No. 1410/2010 of the ENARGAS approved the procedure which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe regulations to the producers’ availability of natural gas (Procedimiento para Solicitudes, Confirmaciones y Control de Gas). Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations on natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Export Administration”). On January 5, 2012, the Official Gazette published Secretariat of Energy Resolution No. 172, which temporarily extends the rules and criteria established by Resolution No. 599/07, until new legislation replaces the resolution previously mentioned. This resolution was appealed on February 17, 2012 by filing a motion for reconsideration with the Secretariat of Energy.

As a result of the resolutions mentioned before, in several occasions since 2004, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken firm commitments to deliver natural gas.

YPF has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements, established by Secretariat of Energy Resolutions No. 599/2007 and 172/2011 and ENARGAS Resolution No. 1410/2010, as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that the Export Administration constitute a fortuitous case or force majeure event (act of authority) that releases YPF from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by YPF, and some of them have demanded the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserved their rights to future claims in such respect (the “Claims”). On December 9, 2015, the ENARGAS rejected YPF’s challenge to Resolution No. 1410/2010.

Costs from contractual penalties arising from the failure to deliver natural gas up until December 31, 2016, have been provisioned to the extent that such costs are probable and can be reasonably estimated.

•	AES Uruguaiana Empreendimentos S.A. (“AESU”) and Transportadora de Gas del Mercosur S.A. (“TGM”)

On June 25, 2008, AESU claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 until June 25, 2008, and also claimed an additional amount of US$ 2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF of the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. YPF has rejected the arguments of this notification. On December 4, 2008, YPF notified AESU that, having ceased the force majeure conditions pursuant to the contract in force, it would suspend its delivery commitments, due to repeated breaches of AESU obligations. AESU has rejected this notification. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries. On March 20, 2009 AESU formally notified YPF of the termination of the contract. On April 6, 2009, YPF promoted an arbitration process at the International Chamber of Commerce (“ICC”) against AESU, Companhía do Gas do Estado do Río Grande do Sul (“SULGAS”) and Transportadora de Gas del Mercosur S.A. (“TGM”). On the same date, YPF was notified by the ICC of an arbitration process initiated by AESU and SULGAS against YPF in which they claim, among other matters considered inadmissible by YPF, consequential loss, AESU’s plant dismantling costs and the payment of “deliver or pay” penalties mentioned above, all of which totaled approximately US$ 1,052 million.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

14.	PROVISIONS (Cont.)

Additionally, YPF was notified of the arbitration process brought by TGM at the ICC, claiming from YPF the payment of approximately US$ 10 million plus interest up to the date of effective payment, in connection with the payment of invoices related to the Transportation Gas Contract entered into in September 1998 between YPF and TGM, associated with the aforementioned exportation of natural gas contract signed with AESU. On April 8, 2009 YPF requested that this claim be rejected and counterclaimed for the termination of the natural gas transportation contract based on its termination rights upon the termination by AESU and SULGAS of the related natural gas export contract. In turn, YPF initiated an arbitration process at the ICC against TGM, among others. YPF received the reply to the complaint from TGM, which requested the full rejection of YPF’s claims and filed a counterclaim against YPF asking the Arbitration Tribunal to require YPF to compensate TGM for all present and future damages suffered by TGM due to the termination of the Transportation Gas Contract and the Memorandum of Agreement dated on October 2, 1998, through which YPF undertook to pay irrevocable non-capital contributions to TGM in return for the Uruguayana Project pipeline expansion, and to require AESU and SULGAS (in the case the Arbitration Tribunal finds that the termination of the Gas Contract occurred due to the failure of AESU or SULGAS) to indemnify all damages caused by such termination to TGM jointly and severally. Additionally, on July 10, 2009, TGM increased the amount of its claim to US$ 17 million and claimed an additional amount of approximately US$ 366 million for loss of profits, both considered inappropriate by YPF, and thus, rejected in its answer to such additional claim.

On April 6, 2011, the Arbitration Tribunal appointed in the “YPF vs. AESU” arbitration decided to sustain YPF’s motion, and determined the consolidation of all the related arbitrations (“AESU vs. YPF”, “TGM vs. YPF” and “YPF vs. AESU”) in the “YPF vs. AESU” arbitration. Consequently, AESU and TGM desisted from and abandoned their respective arbitrations, and all the matters claimed in the three proceedings are to be resolved in the “YPF vs. AESU” arbitration. On April 19 and 24, 2012, AESU and SULGAS presented new evidence claiming their admission in the arbitration process. YPF and TGM made their observations about the evidence on April 27, 2012. On May 1, 2012, the Arbitration Tribunal denied the admission of such evidence and ruled that the evidence would be accepted if the Tribunal considered it necessary.

On May 24, 2013 YPF was notified of the partial award decreed by a majority in the ICC Arbitration “YPF vs. AESU and TGM” whereby YPF was deemed responsible for the termination in 2009 of natural gas export and transportation contracts signed with AESU and TGM. Such award only decides on the responsibility of the parties, leaving the determination of the damages that could exist subject to the subsequent proceedings before the same Tribunal. Moreover, the Tribunal rejected the admissibility of “deliver or pay” claims asserted by SULGAS and AESU for the years 2007 and 2008 for a value of US$ 28 million and for the year 2006 for US$ 2.4 million. On May 31, 2013 YPF filed with the Arbitration Tribunal a writ of nullity, in addition to making several presentations in order to safeguard its rights. Against the rejection of the writ of nullity, on August 5, 2013 YPF filed an appeal with the Argentinian Court in Commercial matters. On October 24, 2013, the Argentinian Court in Commercial matters declared its incompetency and submitted the file to the Federal Contentious Administrative Tribunal. On December 16, 2013, the acting prosecutor issued an opinion supporting the jurisdiction of the court.

Besides, on October 17, 2013 the Arbitration Tribunal decided to resume the arbitration and set a procedural schedule for the damages stage, which was developed in 2014 and 2015 during which the reports of the experts proposed by the parties occurred.

On December 27, 2013, the Federal Contentious Administrative Tribunal hearing Administrative Litigation matters was moved to grant the reconsideration motion from denial on appeal, then sustaining the appeal for procedural violations and declaring that the grant thereof shall have stay effects in connection with the arbitration process. In addition, the court was moved to grant, until the appeal for procedural violations is finally admitted, a restrictive injunction to prevent the development of the arbitration process while a decision on the reconsideration motion from denial on appeal and on the appeal for procedural violations filed by YPF is pending.

On January 10, 2014, YPF was served with the complaint for damages filed by AESU with the Arbitration Tribunal claiming a total amount of US$ 815.5 million and also with the complaint for damages filed by TGM with the Arbitration Tribunal claiming a total amount of US$ 362.6 million. On April 25, 2014, YPF filed a reply to the complaint for damages with the Arbitration Tribunal rejecting the alleged sums claimed by TGM and AESU based on the fact that the said amounts are disproportionate due to errors in the technical valuations attached. On July 8, 2014, TGM filed an answer to the reply with the Arbitration Tribunal, which was in turn responded to by YPF on September 23, 2014 by filing a second answer thereto.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

14.	PROVISIONS (Cont.)

On October 7, 2014, the Federal Court of Appeals hearing Administrative Litigation matters, besides its jurisdiction in the application of the writ of nullity, ordered the suspension of the court calendar related to the second stage of its arbitration process until a final court decision was rendered on the writ of nullity filed by YPF against the arbitral award on adjudication of liability. On October 8, 2014, the Arbitration Tribunal was served with notice of the decision rendered by the said Federal Court of Appeals and on October 31, 2014, the Arbitration Tribunal determined to suspend the arbitration process until February 2, 2015. On November 5, 2014, YPF was notified of the extraordinary appeal filed by TGM against the resolution of suspension of the court schedule issued by the mentioned Federal Contentious Administrative Tribunal. YPF answered such appeal on November 19, 2014, and on December 30, 2014, the Federal Contentious Administrative Tribunal dismissed the extraordinary appeal filed by TGM. On April 24, 2015, the Arbitration Tribunal resumed the proceedings and invited the parties to consult with each other regarding the continuation of the arbitration and to provide joint or individual report on next steps. YPF notified the Federal Contentious Administrative Tribunal of the decision on April 27, 2015 given that its order to suspend the arbitration proceedings was in effect. On July 2, 2015, the Arbitration Tribunal ordered hearings for the second stage of arbitration to take place on November 16 and 17, 2015. Although the Federal Contentious Administrative Tribunal ordered the suspension of the second stage of the arbitration, the hearings proceeded without the presence of TGM and YPF. On December 4, 2015, YPF presented a document to the Arbitration Tribunal claiming the nullity of the mediation. On December 23, 2015, the Federal Contentious Administrative Tribunal granted the nullity request and vacated the partial arbitral award. On the same date, YPF notified the Arbitration Tribunal of the decision and requested the termination of the arbitration proceeding. On February 3, 2016, TGM filed an extraordinary appeal against the Federal Contentious Administrative Tribunal ruling to the National Supreme Court of Justice (“CSJN”). On February 2, 2016, AESU and SULGAS filed a nullity request against the Federal Contentious Administrative Tribunal ruling, and on February 23, 2016, the Tribunal rejected the request in limine. AESU and SULGAS filed a motion before the CSJN contesting this rejection, which was communicated to YPF on March 31, 2016. On the same date, the Court of Appeals rejected the motion to appeal before the CSJN filed by TGM on February 2, 2016.

In turn, AESU filed a motion to the Uruguayan courts demanding the nullity of the Arbitration Tribunal’s decision ordering the suspension of the arbitration proceedings and a restrictive injunction to prevent YPF from interrupting the development of the arbitration. AESU tried to notify YPF of the various decisions rendered by the Uruguayan courts through letters rogatory, and YPF has objected to such notification and also before the Argentine courts involved therein on the grounds of formal defects in such intended notification and also arguing that Uruguayan courts have no competence to deal with matters of this kind. On July 16, 2015, the Federal Contentious Administrative Tribunal 3 rejected one of the judicial petitions, through which AESU tried to serve the nullity petition of the Arbitration Tribunal that declared the suspension of the arbitration. On September 4, 2015, AESU requested an appeal. On December 23, 2015, the Federal Contentious Administrative Tribunal rejected the appeal and confirmed the resolution of the lower court.

On April 26, 2016, Division IV of the Court denied the motion filed by AESU and SULGAS (which was communicated to YPF on March 31, 2016) and passed a new resolution declaring the nullity and ineffectiveness of all proceedings filed by the parties until then and by the Arbitration Tribunal regarding the second stage of the arbitration, on the basis that they lacked legal grounds. In turn, the resolution reiterates the legal order arising from Section 34, subsection 5, paragraph b, of the Argentine Civil and Commercial Code of Procedures (“CPCCN”), advising the Arbitration Tribunal that it may not issue any resolution regarding the second stage of the arbitration, including a final award of damages, and also advising AESU, SULGAS and TGM that any of their respective acts to that end or any act of the Arbitration Tribunal that might involve them, in violation of the above referred judgment, will be evaluated by the court in the exercise of its powers granted by the CPCCN as process manager (pursuant to section 45 and related sections). In addition, this Division was ordered to notify the Arbitration Tribunal and the International Arbitration Secretary’s Office for the ICC, advising them that the Arbitration Tribunal is not in a position to issue an award in accordance with applicable law.

This resolution was communicated by YPF to the Arbitration Tribunal, the parties and the ICC. On the same date but following this notification, YPF was given notice of the arbitration damages award issued by a majority of the Arbitration Tribunal, whereby the Company was ordered to pay damages of US$ 185 million to AESU for the early termination of the gas export contract in 2009 and on account of the “delivery or pay” penalty, and of US$ 319 million to TGM on account of the amount of its principal invoices, irrevocable contributions and damages for the early termination of the transportation contract.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

14.	PROVISIONS (Cont.)

On May 2, 2016, YPF filed a writ of nullity with the ICC and the Arbitration Tribunal contesting the arbitration award. On the same date, it also filed a writ of nullity and, in the event the writ of nullity were not accepted, a complaint, before Division IV of the Federal Contentious Administrative Tribunal.

On May 4, 2016, the Arbitration Tribunal passed a resolution indicating that it would refrain from issuing a decision regarding the writ of nullity filed by YPF. Considering this resolution a dismissal of the writ of nullity, on May 5, 2016, YPF filed before Division IV of the Federal Contentious Administrative Tribunal a motion for reconsideration against the decision rendered by the Arbitration Tribunal to deny the writ of nullity filed by the Company.

On September 8, 2016, the CSJN remanded the case to the Tribunal without addressing the complaint proceedings filed by TGM, AESU and SULGAS, mindful of the existence of two extraordinary remedies brought by these parties against the resolution dated April 26, 2016 that declared the nullity and ineffectiveness of the actions performed in arbitration. YPF was notified of these remedies on September 12, 2016 and September 22, 2016 and responded to them on September 26, 2016 and September 30, 2016. The case has been filed with the CSJN and has been transferred to the Office of the National Attorney General.

On May 5, 2016, AESU filed in the jurisdiction of New York, Southern District an action for the acknowledgment and enforcement of the Partial Liability Award issued in 2013. As of the date hereof, YPF has neither been given notice nor has it received a final award of damages.

Likewise, as a result of the legal and commercial complexities of the dispute between YPF, AESU and SULGAS, as well as the existence of litigation rights in different jurisdictions around the world (including the Republic of Argentina, the Republic of Uruguay and the United States of America), on December 30, 2016, these companies executed an agreement under which YPF undertook to pay a total of US$ 60 million for which, without admitting facts or rights, they waived all claims that as of the date they had or could reciprocally have, with the exception, in the case of YPF, of the nullity remedies filed against the arbitral awards that remain in effect. The payment was made on January 10, 2017.

Finally, in relation to the proceedings still in force with TGM, taking into account the information available to date, the estimated time remaining until the end of the proceedings, the outcomes of the additional evidence presented in the continuation of the dispute and the provisions of the arbitral award, the Company has accrued its best estimate with respect to the amount of these claims.

•	Transportadora de Gas del Norte S.A. (“TGN”)

On April 8, 2009, YPF filed a complaint against TGN with ENARGAS, seeking the termination of the natural gas transportation contract with TGN in connection with the natural gas export contract entered into with AESU and other parties. The termination of the contract with that company is based on: (a) the impossibility of YPF to receive the service and of TGN to render the transportation service, due to (i) the termination of the natural gas contract with SULGAS and AESU and (ii) the legal impossibility of assigning the transportation contract to other shippers because of the regulations in effect, (b) the legal impossibility of TGN to render the transportation service on a firm basis because of certain changes in law in effect since 2004, and (c) the “Teoría de la Imprevisión” available under Argentine law, when extraordinary events render a party’s obligations excessively burdensome. As of the date of these financial statements, this complaint has not been resolved.

On March 12, 2010, YPF was notified of a complaint filed by TGN demanding compliance with the contract and payment of unpaid invoices from February 20, 2007 until December 15, 2010 for a total of US$ 64 million.

Additionally, TGN notified YPF of the rescission of its transportation contract as a consequence of YPF’s alleged failure to pay its transportation invoices. YPF has responded to these claims, rejecting them based on the legal impossibility of TGN to render the transportation service and in the termination of the transportation contract determined by YPF and formalized with a complaint initiated before ENARGAS.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

14.	PROVISIONS (Cont.)

On the trial for the collection of bills, on September 2011, YPF was notified of the resolution of the Court of Appeals rejecting YPF’s claims and declaring that ENARGAS is not the appropriate forum to decide on the matter and giving jurisdiction to the Civil and Commercial Federal courts to decide on the claim for the payment of unpaid invoices mentioned above.

On September 21, 2016, evidence was submitted and the case was opened.

On April 3, 2013, YPF was notified of the complaint for damages brought by TGN, whereby TGN demanded the amount of US$ 142 million from YPF, plus interest and legal fees for the termination of the transportation contract, and notified YPF that the Company had 30 days to file a response. On May 31, 2013, YPF responded to the claim, requesting the dismissal thereof. On April 3, 2014, the evidence production period commenced for a 40-day lapse, and the court notified the parties that they shall submit a copy of evidence offered by them to create an exhibit binder. To date the evidence offered by the parties is being produced.

Taking into account the information available to date, the estimated time remaining until the completion of the process and the results of additional evidence presented in the continuation of the litigation, YPF has provisioned its best estimate with respect to the value of these claims.

•	Nación Fideicomisos S.A. (“NAFISA”)

NAFISA initiated a claim against YPF in relation to payments of applicable fees to Fideicomiso Gas I and Fideicomiso Gas II, respectively, for natural gas transportation services to Uruguaiana corresponding to the transportation invoices claimed by TGN. A mediation hearing finished without resulting in an agreement, concluding the pre-trial stage. Additionally, on January 12, 2012 and following a mediation process which ended without any agreement, NAFISA filed a complaint against YPF, under article 66 of Law No. 24,076, before ENARGAS, claiming the payment of certain transportation charges in an approximate amount of 339. On February 8, 2012, YPF answered the claim raising ENARGAS’ lack of jurisdiction, referring to the connection with the “TGN vs. YPF” trial, the consolidation in the “TGN vs. YPF” trial and rejecting the claim based on the theory of legal impossibility of TGN to provide the transportation services. On the same date, a similar order of consolidation was also submitted in the “TGN vs. YPF” trial. On April 12, 2012, ENARGAS resolved in favor of NAFISA. On May 12, 2012, YPF filed an appeal against such resolution to the National Court of Appeals in the Federal Contentious Administrative. On November 11, 2013, the court dismissed the direct appeal filed by YPF. In turn, on November 19, 2013, YPF submitted an ordinary appeal before the CSJN and on November 27, an extraordinary appeal was lodged, also before the CSJN. The ordinary appeal was granted and YPF timely filed the grounds of such appeal. On September 29, 2015, the CSJN upheld YPF’s appeal and reversed the resolution issued by the Federal Contentious Administrative Court – Division IV – on the grounds that ENARGAS lacks legal capacity to participate in these proceedings as the parties are not subject to the Gas Law.

YPF has provisioned its best estimate with respect to the claim mentioned above.

14.a.3) Claims within the jurisdiction of the National Antitrust Protection Board (Comisión Nacional de la Defensa a la Competencia, or “CNDC”)

The Users and Consumers Association claimed (originally against Repsol YPF S.A. before extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 1997 and 1997 to 2001. In the response to the claim, YPF requested the application of the statute of limitations since at the date of the extension of the claim, the two-year limit had already elapsed.

On December 28, 2015, the lower court rendered judgment admitting the claim seeking compensation for the term between 1993 and 1997 filed by the Users and Consumers Association against YPF and ordered the Company to transfer the amount of 98 plus interest (to be estimated by the expert witness in the settlement period) to the Secretariat of Energy, to be allocated to the trust fund created by Law No. 26,020.

The judgment dismissed the claim for the items corresponding to the period between 1997 and 2001, considering the dominant position of YPF in the domestic bulk LPG market had not been sufficiently proved. The Company appealed the decision of the lower court.

Finally, the judgment dismissed the complaint against Repsol S.A. as Repsol YPF S.A. had no equity interest in YPF, nor any other kind of relation with YPF from 1993 to 1997, the period in which the plaintiffs claim YPF abused its dominant position.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

14.	PROVISIONS (Cont.)

The Company appealed the judgment, which was admitted with staying effect. The Users and Consumers Association also appealed the judgment and both parties filed their respective appellate briefs, which were contested. On April 4, 2016, the case was advanced to the Court of Appeals.

The updated judgment amount as of the closing date of these financial statements amounts to about 626 plus court costs.

14.a.4) Environmental claims:

•	La Plata

In relation with the operation of the refinery that YPF has in La Plata, there are certain claims for compensation of individual damages purportedly caused by the operation of the La Plata refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, YPF submitted a presentation before the Environmental Secretariat of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right to indemnity for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata refinery.

On January 25, 2011, YPF entered into an agreement with the environmental agency of the Government of the Province of Buenos Aires (Organismo Provincial para el Desarrollo Sostenible, or “OPDS”), within the scope of the Remediation, Liability and Environmental Risk Control Program, created by Resolution No. 88/2010 of the OPDS. Pursuant to the agreement, the parties agreed to jointly perform an eight-year work program in the channels adjacent to the La Plata refinery, including characterization and risk assessment studies of the sediments. The agreement provides that, in the case that a required remediation action is identified as a result of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for the implementation. Dating studies will also be performed pursuant to the agreement, in order to determine responsibilities of the Argentine Government in accordance with its obligation to hold YPF harmless in accordance with the article 9 of Law No. 24,145 of the Privatization of YPF.

In addition to the above, there are other similar claims made by neighbors of the same locale, alleging environmental and other associated damages.

The estimate of the claims for damages discussed above and the cost of the remediation actions, if required, are recorded in those situations where the loss is probable and can be reasonably estimated.

•	Quilmes

Citizens who allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment as compensation for alleged personal damages of 47, plus interest. They base their claim mainly on a fuel leak in the pipeline running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an unlawful act that caused the rupture of the polyduct, when YPF was a state-owned company. Fuel would have emerged and become perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The suit is still pending.

On March 4, 2010, YPF answered the complaint and requested the citation of the Argentine Government.

On December 18, 2014, the Argentine Government was cited, by notification of the demand and its extensions, by letter to the Ministry of Federal Planning (Ministerio de Planificación Federal). On April 27, 2015, the Ministry of Federal Planning filed a written submission opposing the exception to the statute of limitations and lack of capacity to be sued and responded to the subsidiary claim.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

14.	PROVISIONS (Cont.)

In addition to the above, YPF has been notified of a similar environmental claim made by residents of the same locale, claiming approximately 209, plus interest, in damages.

Considering the information available as of the date hereof, the estimated time remaining until the completion of the litigation proceedings and the results of additional evidence presented in the litigation proceedings, the Company has provisioned its best estimate with respect to the value of the claims.

•	Other environmental claims

In addition to claims discussed above, the Company has other legal claims against it based on similar arguments. In addition, non-judicial claims have been initiated against YPF based on similar arguments. In all these cases, considering the information available to date, the estimated time remaining until the end of the proceedings, and the results of the additional evidence presented during the continuation of the litigation, the Company has provisioned its best estimate for the objective value of the claims.

14.a.5) Tax claims

The Group has received a number of complaints from the Federal Administration of Public Income (Administración Federal de Ingresos Públicos, or “AFIP”) and the provincial and municipal tax authorities that are not individually significant, and for which the corresponding provision has been granted, based on the best estimate according to the information available as of the date of the issuance of these consolidated financial statements.

14.a.6) Other pending litigation

During the normal course of its business dealings, the Group has been sued in numerous legal proceedings in labor, civil and commercial courts. The management of the Company, in consultation with its outside counsel, has established a provision considering the best estimate for these purposes, based on the information available as of the date of issuance of these consolidated financial statements, including legal fees and expenses.

14.b) Provision for environmental expenses and obligations for the abandonment of hydrocarbon wells

Based on the Group’s current remediation plan, the Group has accrued environmental remediation costs where assessments and/or remedies are probable and can reasonably be estimated.

As discussed above, legislative changes, on individual costs and/or technologies may cause a re-evaluation of these estimates. The Group cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, these potential changes and ongoing studies could materially affect future results of operations.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

15.	INCOME TAX

The calculation of the income tax expense accrued for the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016	2015	2014
Current income tax	(734)	517	(7,323)
Deferred income tax	2,159	(25,154)	(5,900)

	1,425	(24,637)	(13,223)

The reconciliation between the charge to income for income tax for the years ended December 31, 2016, 2015 and 2014 and the one that would result from applying the prevailing tax rate on net income before income tax arising from the consolidated statements of comprehensive income for each year is as follows:

	2016	2015		2014
Net income before income tax	(29,804)	29,063		22,072
Statutory tax rate	35%	35%		35%

Statutory tax rate applied to net income before income tax	10,431	(10,172)		(7,725)
Effect of the valuation of property, plant and equipment and intangible assets measured in functional currency	(19,543)	(31,200)		(10,064)
Exchange differences	12,237	19,164		5,872
Effect of the valuation of inventories	(1,819)	(2,412)		(1,156)
Income on investments in associates and joint ventures	206	111		195
Miscellaneous	(87)	(128	)(1)	(345)

Income tax expense	1,425	(24,637)		(13,223)

(1)	Includes 301 of tax loss carryforwards originated during previous years.

Breakdown of deferred tax as of December 31, 2016, 2015 and 2014 is as follows:

	2016	2015	2014
Deferred tax assets
Provisions and other non-deductible liabilities	3,607	3,093	2,479
Tax losses carryforward and other tax credits	3,837	3,236	222
Miscellaneous	82	83	17

Total deferred tax assets	7,526	6,412	2,718

Deferred tax liabilities
Property, plant and equipment	(45,579)	(45,393)	(19,250)
Miscellaneous	(3,848)	(4,877)	(2,172)

Total deferred tax liabilities	(49,427)	(50,270)	(21,422)

Total deferred tax, net	(41,901)	(43,858)	(18,704	)(1)

(1)	Includes (1,241) arising from the business combination detailed in Note 3.

For fiscal year ended December 31, 2016, the Group estimated a tax loss carryforward of 2,250. Deferred income tax assets are recognized for tax loss carryforwards to the extent their setoff through future taxable profits is probable. Tax loss carryforwards in Argentina expire within 5 years.

In order to fully realize the deferred income tax asset, the Group will need to generate taxable income. Based upon the level of historical taxable income and projections for future over the years in which the deferred income tax are deductible, Management believes that as of December 31, 2016 it is probable that the Group will realize all of the deferred income tax assets.

As of December 31, 2016, Group’s tax loss carryforwards at the statutory tax rate were as follows:

Date of generation	Date of expiration	Jurisdiction	Amount
2012	2017	Argentina	76
2013	2018	Argentina	76
2014	2019	Argentina	136
2015	2020	Argentina	2,919
2016	2021	Argentina	630

			3,837

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

15.	INCOME TAX (Cont.)

The following deferred tax assets have not been recorded since they do not meet the registration criteria under IFRS:

•	As of December 31, 2016, the Group has not recorded 1,138, which corresponds to tax loss carryforwards from subsidiaries, 1,090 of which mature from 2017 onwards and 48 of which have indeterminate maturity.

•	As of December 31, 2015, the Group has not recorded 4,373, 2,041 of which corresponds to non-recoverable taxable temporary differences and 2,332 of which corresponds to tax loss carryforwards from subsidiaries.

•	As of December 31, 2014, the Group did not record 3,511, 1,953 of which corresponds to non-recoverable taxable temporary differences and 1,558 of which corresponds to tax loss carryforwards from subsidiaries.

As of December 31, 2016, 2015 and 2014, the Group has classified as deferred tax assets for 564, 954 and 244, respectively, and as deferred tax liability 42,465, 44,812 and 18,948, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these consolidated financial statements.

As of December 31 2016, 2015 and 2014, the causes that generate allocations to other comprehensive income, did not create temporary differences for income tax.

16.	LOANS

		Maturity	2016				2015			2014
	Interest rate (1)		Non-current		Current		Non-current	Current		Non-current	Current
Argentine pesos:
Negotiable obligations	22.30% – 34.61%	2017-2024	29,194		4,400		19,280	2,050		10,858	2,329
Loans	23.53% – 30.49%	2017-2020	2,416	(3)	1,459	(3)	1,224	792		847	637
Account overdraft	24.00% – 28.00%	2017	—		4,037	(5)	—	4,737	(5)	—	2,466

			31,610		9,896		20,504	7,579		11,705	5,432

Currencies other than the Argentine peso:
Negotiable obligations(2)(4)(6)	1.29% – 10.00%	2017-2028	86,116		4,360		52,651	9,981		22,472	1,257
Export pre-financing	2.00% – 7.68%	2017-2018	1,908		6,491		1,039	3,680		—	2,428
Imports financing	4.65% – 6.68%	2017	—		2,439		—	4,736		—	2,848
Loans(6)	3.50% – 8.34%	2017-2025	7,934		3,591		3,740	1,841		1,853	1,310

			95,958		16,881		57,430	20,238		24,325	7,843

			127,568		26,777		77,934	27,817		36,030	13,275

(1)	Annual interest rate in force as of December 31, 2016.
(2)	Disclosed net of 672, 1,349 and 252 corresponding to YPF’s own negotiable obligations repurchased through open market transactions, as of December 31, 2016, 2015 and 2014, respectively.
(3)	Includes loans granted by Banco Nación Argentina. As of December 31, 2016, it includes 2,105; 105 of which accrues interest at a BADLAR variable rate plus a spread of 4 percentage points and 2,000 of which accrues interest at a BADLAR variable rate plus a spread of 3.5 percentage points. As of December 31, 2015, it includes 460, 210 of which accrues interest at a fixed rate of 15% until December 2015 and then at a variable BADLAR rate plus a margin of 4 percentage points and 250 of which accrues interest at a variable BADLAR rate plus a spread of 4 percentage points with a maximum lending rate of the general portfolio of Banco Nación Argentina. See Note 31.
(4)	Includes 3,253, 9,970 and 7,129 as of December 31, 2016, 2015 and 2014, respectively, of nominal value of negotiable obligations that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.
(5)	Includes 1,440 and 1,926 corresponding to overdrafts granted by Banco Nación Argentina as of December 31, 2016 and 2015, respectively. See Note 31.
(6)	Includes 4,960, 2,575 and 1,136 corresponding to financial loans and negotiable obligations secured by cash flows as of December 31, 2016, 2015 and 2014.

The breakdown of the Group’s borrowings as of the year ended on December 31, 2016, 2015 and 2014 is as follows:

	2016	2015	2014
Amount at beginning of the year	105,751	49,305	31,890
Proceed form loans	101,322	55,158	23,949
Payments of loans	(73,286)	(24,090)	(13,320)
Decease of loans for “El Orejano” agreement (2)	—	(2,373)	—
Payments of interest	(16,330)	(6,780)	(5,059)
Accrued interest(1)	16,623	8,342	5,447
Exchange differences and translation, net	20,265	26,189	6,398

Amount at the end of the year	154,345	105,751	49,305

(1)	Includes capitalized financial costs. See Note 8
(2)	See Note 29.b)

On April 29, 2016, the General and Extraordinary Shareholders’ Meeting of YPF approved an increase in the amount of the Global Medium Term Notes (“MTN”) Program of the Company of US$ 2,000 million, totaling a maximum nominal amount at any time outstanding of the Program of US$ 10,000 million or its equivalent in other currencies.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

16.	LOANS (Cont.)

Details regarding the Negotiable Obligations of the Group are as follows:

									Principal Maturity	2016		2015		2014
Month	Year		Principal value		Ref.	Class	Interest rate(3)			Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
YPF
-	1998		US$	15	(1) (6)	—	Fixed	10.00%	2028	63	4	49	3	62	2
September	2012			$1,200	(2) (4) (6)	Class VIII	—	—	—	—	—	—	—	—	809
October and December	2012		US$	552	(2) (4) (5) (6) (8)	Class X	—	—	2017	—	—	—	7,258	4,690	59
November and December	2012			$2,110	(2) (4) (6) (8)	Class XI	BADLAR plus 4.25%	27.50%	2017	—	260	1,055	1,129	2,110	70
December and March	2012	/3		$2,828	(2) (4) (6) (8)	Class XIII	BADLAR plus 4.75%	26.61%	2018	1,414	1,439	2,828	25	2,828	23
April	2013			$2,250	(2) (4) (6) (8)	Class XVII	BADLAR plus 2.25%	26.09%	2020	2,250	101	2,250	91	2,250	89
April	2013		US$	59	(2) (5) (6)	Class XVIII	—	—	—	—	—	—	—	—	502
April	2013		US$	89	(2) (5) (6)	Class XIX	Fixed	1.29%	2017	—	1,413	1,156	3	757	2
June	2013			$1,265	(2) (4) (6)	Class XX	BADLAR plus 2.25%	24.16%	2020	1,265	12	1,265	12	1,265	11
July	2013		US$	92	(2) (5) (6)	Class XXII	Fixed	3.50%	2020	576	197	630	162	515	107
October	2013		US$	150	(2) (6)	Class XXIV	Libor plus 7.50%	8.41%	2018	419	570	802	471	825	311
October	2013			$300	(2) (6)	Class XXV	—	—	—	—	—	—	—	—	314
December, February and December	2013	/5	US$	862	(2)	Class XXVI	Fixed	8.88%	2018	13,410	40	11,057	33	4,899	16
April, February and October	2014	/5/6	US$	1,522	(2)	Class XXVIII	Fixed	8.75%	2024	24,111	509	17,212	364	8,501	180
March	2014			$500	(2) (6) (8)	Class XXIX	BADLAR	22.30%	2020	500	8	500	7	500	7
March	2014			$379	(2) (6)	Class XXX	—	—	—	—	—	—	—	—	384
June	2014			$201	(2) (6)	Class XXXI	—	—	—	—	—	—	—	—	205
June	2014			$465	(2) (6)	Class XXXII	—	—	2016	—	—	—	157	155	316
June	2014		US$	66	(2) (5) (6)	Class XXXIII	Fixed	2.00%	2017	—	350	287	574	563	1
September	2014			$1,000	(2) (6) (8)	Class XXXIV	BADLAR plus 0.1%	28.18%	2024	1,000	76	1,000	56	1,000	54
September	2014			$750	(2) (4) (6)	Class XXXV	BADLAR plus 3.5%	31.58%	2019	750	64	750	49	750	47
February	2015			$950	(2) (6) (8)	Class XXXVI	BADLAR plus 4.74%	33.51%	2020	950	126	950	95	—	—
February	2015			$250	(2) (6) (7)	Class XXXVII	BADLAR plus 3.49%	26.89%	2017	—	260	250	9	—	—
April	2015			$935	(2) (4) (6)	Class XXXVIII	BADLAR plus 4.75%	32.24%	2020	935	69	935	55	—	—
April	2015		US$	1,500	(2)	Class XXXIX	Fixed	8.50%	2025	23,617	853	19,369	1,111	—	—
July	2015			$500	(2) (6)	Class XL	BADLAR plus 3.49%	27.95%	2017	—	529	500	26	—	—
September	2015			$1,900	(2) (8)	Class XLI	BADLAR	28.08%	2020	1,900	145	1,900	112	—	—
September	2015			$1,697	(2) (4)	Class XLII	BADLAR plus 4%	32.08%	2020	1,697	148	1,697	119	—	—
October	2015			$2,000	(2) (8)	Class XLIII	BADLAR	26.98%	2023	2,000	106	2,000	83	—	—
December	2015			$1,400	(2)	Class XLIV	BADLAR plus 4.75%	26.93%	2018	1,400	23	1,400	25	—	—
March	2016			$150	(2)	Class XLV	BADLAR plus 4%	26.42%	2017	—	153	—	—	—	—
March	2016			$1,350	(2) (4)	Class XLVI	BADLAR plus 6%	34.61%	2021	1,350	152	—	—	—	—
March	2016		US$	1,000	(2)	Class XLVII	Fixed	8.50%	2021	15,840	367	—	—	—	—
April	2016		US$	46	(2) (5)	Class XLVIII	Fixed	8.25%	2020	726	12	—	—	—	—
Abril	2016			$535	(2)	Class XLlX	BADLAR plus 6%	30.43%	2020	535	33	—	—	—	—
July	2016			$11,248	(2) (9)	Class L	BADLAR plus 4%	26.33%	2020	11,248	696	—	—	—	—
September	2016		CHF	300	(2)	Class Ll	Fixed	3.75%	2019	4,673	45	—	—	—	—
Metrogas
January	2013		US$	177		Series A-L	Fixed	8.88%	2018	2,461	—	1,906	2	1,186	1
January	2013		US$	18		Series A-U	Fixed	8.88%	2018	220	—	183	—	120	—
Gas Argentino
March	2013		US$	57		Series A-L	—	—	—	—	—	—	—	347	76
March	2013		US$	1		Series A-U	—	—	—	—	—	—	—	7	—

										115,310	8,760	71,931	12,031	33,330	3,586

(1)	Corresponds to the 1997 M.T.N. Program for US$ 1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for US$ 10,000 million.
(3)	Interest rate as of December 31, 2016.
(4)	The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these negotiable obligations, which may at the discretion of the respective holders, be subsequently traded on the securities market where these negotiable obligations are authorized to be traded.
(5)	The payment currency of these Negotiable Obligations is the Argentine Peso at the Exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Group has fully complied with the use of proceeds disclosed in the pricing supplements.
(7)	Until the expiration of twelve months since the date of issuance and liquidation at a fixed nominal annual rate of 25.75%; and from such date and until the maturity date of the negotiable interests at a BADLAR variable nominal annual interest rate plus 3.49%.
(8)	Negotiable obligations classified as productive investments computable as such for the purposes of section 35.8.1, paragraph K of the General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervisory Bureau.
(9)	The payment currency of this issue is the U.S. dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

17.	OTHER LIABILITIES

	2016		2015		2014
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Investments in associates and joint ventures with negative equity(1)	—	—	—	1	—	2
Extension of concessions	336	508	340	412	332	884
Maxus Entities’ agreements(2)	—	2,932	—	—	—	—
Liabilities for contractual claims	—	950	—	—	—	—

	336	4,390	340	413	332	886

(1)	See Note 9.
(2)	See Note 27.

18.	ACCOUNTS PAYABLE

	2016			2015		2014
	Noncurrent		Current	Noncurrent	Current	Noncurrent	Current
Trade and related parties(1)	2,145	(2)	40,667	204	38,704	66	28,522
Guarantee deposits	13		482	8	467	—	418
Payables with partners of JO	—		9	—	78	—	—
Miscellaneous	29		437	73	317	168	580

	2,187		41,595	285	39,566	234	29,520

(1)	For more information about related parties, see Note 30.
(2)	Includes debt with Petrobras Energía Argentina S.A. See Note 3.

19.	REVENUES

	2016	2015	2014
Sales(1)	216,644	159,387	147,020
Production incentive program(2)	—	1,988	—
Revenues from construction contracts	778	455	419
Turnover tax	(7,322)	(5,694)	(5,497)

	210,100	156,136	141,942

(1)	Includes 16,757, 12,345 and 7,762 for the year ended on December 2016, 2015 and 2014, respectively, associated with revenues related to the natural gas additional injection stimulus program created by Resolution No. 1/2013 of the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbons Investment. See Note 31.
(2)	See Note 31.

20.	COSTS

	2016	2015	2014
Inventories at beginning of year	19,258	13,001	9,881
Purchases for the year	48,760	33,886	35,951
Production costs(1)	127,075	85,550	68,840
Translation effect	4,031	6,358	2,821
Inventories at end of year	(21,820)	(19,258)	(13,001)

	177,304	119,537	104,492

(1)	See Note 21.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

21.	EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the fiscal years ended December 31, 2016, 2015 and 2014:

	2016
	Production costs(3)	Administrative expenses		Selling expenses	Exploration expenses	Total
Salaries and social security taxes	10,228	2,642		1,615	288	14,773
Fees and compensation for services	1,037	1,686	(2)	436	53	3,212
Other personnel expenses	2,773	347		140	39	3,299
Taxes, charges and contributions(1)	1,861	382		3,399	—	5,642
Royalties, easements and canons	17,114	—		25	39	17,178
Insurance	1,037	41		89	—	1,167
Rental of real estate and equipment	5,097	32		505	2	5,636
Survey expenses	—	—		—	501	501
Depreciation of property, plant and equipment	43,077	714		961	—	44,752
Amortization of intangible assets	499	186		32	—	717
Industrial inputs, consumable materials and supplies	5,732	33		76	18	5,859
Operation services and other service contracts	10,494	242		713	125	11,574
Preservation, repair and maintenance	16,710	343		338	32	17,423
Unproductive exploratory drillings	—	—		—	2,050	2,050
Transportation, products and charges	6,952	9		4,964	—	11,925
Provision for doubtful trade receivables	—	—		169	—	169
Publicity and advertising expenses	—	344		855	—	1,199
Fuel, gas, energy and miscellaneous	4,464	125		895	8	5,492

	127,075	7,126		15,212	3,155	152,568

(1)	Includes approximately 1,317 corresponding to export withholdings.
(2)	Includes 126 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 29, 2016, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2015 of 140 and to approve as fees on account for such fees and remunerations for the fiscal year 2016, the approximate sum of 127.
(3)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 400.

	2015
	Production costs(3)	Administrative expenses		Selling expenses	Exploration expenses	Total
Salaries and social security taxes	7,566	2,065		1,207	224	11,062
Fees and compensation for services	775	1,378	(2)	280	24	2,457
Other personnel expenses	2,303	277		121	42	2,743
Taxes, charges and contributions(1)	1,144	259		2,885	—	4,288
Royalties, easements and canons	11,932	—		17	28	11,977
Insurance	831	38		56	—	925
Rental of real estate and equipment	3,360	33		394	2	3,789
Survey expenses	—	—		—	504	504
Depreciation of property, plant and equipment	25,706	382		597	—	26,685
Amortization of intangible assets	185	117		21	—	323
Industrial inputs, consumable materials and supplies	3,801	27		88	5	3,921
Operation services and other service contracts	6,261	237		546	—	7,044
Preservation, repair and maintenance	14,231	248		322	24	14,825
Unproductive exploratory drillings	—	—		—	1,425	1,425
Transportation, products and charges	4,796	25		3,756	—	8,577
Provision for doubtful trade receivables	—	—		(99)	—	(99)
Publicity and advertising expenses	—	395		292	—	687
Fuel, gas, energy and miscellaneous	2,659	105		616	195	3,575

	85,550	5,586		11,099	2,473	104,708

(1)	Includes approximately 1,220 corresponding to export withholdings.
(2)	Includes 140 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 30, 2015, the General and Extraordinary Shareholders’ Meetings of YPF resolved to ratify the fees corresponding to fiscal year 2014 for 123 and to approve as fees on account for such fees and remunerations for the fiscal year 2015 the approximate sum of 146.
(3)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 270.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

21.	EXPENSES BY NATURE (Cont.)

	2014
	Production costs(3)	Administrative expenses		Selling expenses	Exploration expenses	Total
Salaries and social security taxes	5,341	1,602		911	177	8,031
Fees and compensation for services	554	1,150	(2)	226	10	1,940
Other personnel expenses	1,622	226		94	44	1,986
Taxes, charges and contributions(1)	2,260	92		3,308	—	5,660
Royalties, easements and canons	9,503	—		18	23	9,544
Insurance	705	22		65	—	792
Rental of real estate and equipment	2,630	24		296	—	2,950
Survey expenses	—	—		—	251	251
Depreciation of property, plant and equipment	19,201	282		453	—	19,936
Amortization of intangible assets	140	134		16	179	469
Industrial inputs, consumable materials and supplies	3,415	38		61	8	3,522
Operation services and other service contracts	5,297	178		432	1	5,908
Preservation, repair and maintenance	11,322	200		271	19	11,812
Unproductive exploratory drillings	—	—		—	1,265	1,265
Transportation, products and charges	3,874	6		3,001	—	6,881
Provision for doubtful trade receivables	—	—		169	—	169
Publicity and advertising expenses	—	451		259	—	710
Fuel, gas, energy and miscellaneous	2,976	125		534	57	3,692

	68,840	4,530		10,114	2,034	85,518

(1)	Includes approximately 1,775 corresponding to export withholdings.
(2)	Includes 121 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 30, 2014, the General and Extraordinary Shareholders’ Meeting of YPF resolved to approve as fees on account of such fees and remunerations for the fiscal year 2014, the approximate sum of 123.
(3)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 215.

22.	OTHER OPERATING RESULTS, NET

	2016	2015	2014
Lawsuits	(1,253)	(1,188)	(2,034)
Results from deconsolidation of subsidiaries (1)	1,528	—	—
Temporary economic assistance (2)	759	711	—
Income from extension of concession agreements with partners of JO	1,407	—	428
Construction incentive (3)	422	621	233
Insurance (4)	—	371	—
Miscellaneous	531	1,167	343

	3,394	1,682	(1,030)

(1)	See Note 27.b).
(2)	Corresponds to the temporary economic assistance received by Metrogas. See Note 31.
(3)	Corresponds to the incentive for Argentine manufacturers of capital goods received by AESA. See Note 31.
(4)	See Note 28.a).

23.	FINANCIAL RESULTS, NET

	2016	2015	2014
Financial income
Interest income	1,472	1,638	1,029
Exchange differences	15,287	25,625	10,272

Total financial income	16,759	27,263	11,301

Financial loss
Interest loss	(18,109)	(8,618)	(5,456)
Financial accretion	(3,159)	(1,987)	(1,880)
Exchange differences	(3,676)	(5,411)	(2,490)

Total financial costs	(24,944)	(16,016)	(9,826)

Other financial results
Fair value gains on financial assets at fair value through profit or loss	1,826	446	297
Gains on derivative financial instruments	213	464	—

Total other financial results	2,039	910	297

Other financial results, net	(6,146)	12,157	1,772

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

24.	INVESTMENTS IN JOINT OPERATIONS

The Group participates in JO and other agreements which give to the Group a contractually established percentage over the rights of the assets and obligations that emerge from the contracts. Interest in such JO have been consolidated line by line on the basis of the mentioned interest over the assets, liabilities, income and expenses related to each contract. Interest in JO have been calculated based upon the latest available financial statements as of the end of each year, taking into consideration significant subsequent events and transactions as well as management information available.

The exploration and production JO and other agreements in which YPF participates allocate the hydrocarbon production to each partner based on the ownership interest, consequently such hydrocarbons are commercialized directly by the partners recognizing each of them the corresponding economic effects.

The assets and liabilities as of December 31 2016, 2015 and 2014, and expenses for the three fiscal years ended on December 31, 2016, 2015 and 2014 of the JO and other agreements are as follows:

	2016	2015	2014
Noncurrent assets	63,145	47,322	22,439
Current assets	2,602	944	1,295

Total assets	65,747	48,266	23,734

Noncurrent liabilities	5,946	4,593	3,129
Current liabilities	6,293	6,391	4,641

Total liabilities	12,239	10,984	7,770

	2016	2015	2014
Production Cost	21,624	12,959	9,047
Exploration expenses	849	395	672

As of December 31, 2016, the main exploration and production JO in which the Group participates are the following:

Name	Location	Participation	Operator

Acambuco	Salta	22.50%	Pan American Energy LLC
Aguada Pichana	Neuquén	27.27%	Total Austral S.A.
Aguaragüe	Salta	53.00%	Tecpetrol S.A.
CAM-2/A SUR	Tierra del Fuego	50.00%	Enap Sipetrol Argentina S.A.
Campamento Central / Cañadón Perdido	Chubut	50.00%	YPF
Consorcio CNQ 7/A	La Pampa and Mendoza	50.00%	Pluspetrol Energy S.A.
El Tordillo	Chubut	12.20%	Tecpetrol S.A.
La Tapera and Puesto Quiroga	Chubut	12.20%	Tecpetrol S.A.
Lindero Atravesado	Neuquén	37.50%	Pan American Energy LLC
Llancanelo	Mendoza	61.00%	YPF
Magallanes	Santa Cruz, Tierra del Fuego and Plataforma Continental Nacional	50.00%	Enap Sipetrol Argentina S.A.
Loma Campana	Neuquén and Mendoza	50.00%	YPF
Ramos	Salta	42.00%	Pluspetrol Energy S.A.
Rincón del Mangrullo	Neuquén	50.00%	YPF
San Roque	Neuquén	34.11%	Total Austral S.A.
Tierra del Fuego	Tierra del Fuego	100.00%	Petrolera L.F. Company S.R.L.
Yacimiento La Ventana – Río Tunuyán	Mendoza	70.00%	YPF
Zampal Oeste	Mendoza	70.00%	YPF
Narambuena	Neuquén	50.00%	YPF
La Amarga Chica	Neuquén	50.00%	YPF
El Orejano	Neuquén	50.00%	YPF
Aguada de la Arena	Neuquén	80.00%	YPF

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

25.	SHAREHOLDERS’ EQUITY

The Company’s subscribed capital as of December 31, 2016, is 3,923 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31 2016, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

Until the enactment of Law No. 26,741 detailed in the next paragraphs, Repsol S.A. (“Repsol”) had a participation in the Company, directly and indirectly, of approximately 57.43% shareholding while Petersen Energía S.A.U. and its affiliates exercised significant influence through a 25.46% shareholding of YPF’s capital stock.

Law No. 26,741 enacted on May 4, 2012, changed YPF’s shareholding structure. The mentioned Law declared as national public interest and subject to expropriation the Class D Shares of YPF owned by Repsol, its controlled or controlling entities, representing the 51% of YPF’s equity. According to Law 26,741, achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, is thereby declared of national public interest and a priority for Argentina, with the goal of guaranteeing socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the provinces and regions. The shares subject to expropriation were distributed as follows: 51% for the Argentine federal government and 49% for certain Argentine Provinces.

According to reports by Repsol to the BCBA dated May 7, 2014, Repsol sold to Morgan Stanley & Co. LLC and 11.86% of the capital stock of YPF, represented by 46,648,538 ordinary shares Class D, ceasing to be a shareholder of the company after such transaction.

On April 29, 2016, the General and Extraordinary General Shareholders’ Meeting was held, which approved the financial statements of YPF for the fiscal year ended December 31, 2015 and, in addition, adopted the following resolution in relation to the distribution of profits: a) to allocate the sum of 50 to a reserve fund for the purchase of own shares, in accordance with what is mentioned in the “Bonus and Incentive Plans” section of the Annual Report, for the purpose of granting the Board of Directors the possibility of acquiring its own shares at the time they deem appropriate, and to fulfill, during the execution of the plans, the commitments made and to be made by them in the future; b) to allocate the sum of 3,640 to create a reserve fund for investments under the terms of section 70, third paragraph of the LGS; and c) to allocate the sum of 889 to create a reserve fund for the payment of dividends, authorizing the Board of Directors to determine the time of payment within a term that may not exceed the closing date of this fiscal year. On June 9, 2016, the Company’s Board of Directors resolved to pay a dividend of 2.26 per share amounting to the sum of 889, which was made available to shareholders on July 7, 2016.

26.	EARNINGS PER SHARE

The following table shows the net income and the number of shares that have been used for the calculation of the basic earnings per share:

	2016	2015	2014
Net income	(28,237)	4,579	9,002
Average number of shares outstanding	391,497,615	392,101,191	392,136,465
Basic and diluted earnings per share	(72.13)	11.68	22.95

Basic and diluted earnings per share are calculated as shown in Note 2.b.13).

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

27.	DECONSOLIDATION OF MAXUS ENTITIES

27.a) Legal proceedings

27.a.1) Introduction

Laws and regulations relating to health and environmental quality in the United States of America affect the majority of the operations of (a) Maxus Energy Corporation (“Maxus”) and its subsidiaries Maxus International Energy Company, Maxus (US) Exploration Company and Gateway Coal Company and (b) Tierra Solutions Inc. (“TS”) (collectively, the “Maxus Entities” or “Debtors”). These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations. However, upon the Debtors filing voluntary petitions under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”), actions to collect a monetary claim for such liabilities against the Debtors were generally stayed.

Maxus and TS could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary with respect to the health and environmental regulations mentioned in the previous paragraph; the sole shareholder of both companies is YPF Holdings. Nevertheless, this circumstance must be analyzed in the context of the limitations indicated below.

27.a.2) Reorganization Process under Chapter 11 of the Bankruptcy Code of the United States (hereafter, “Chapter 11”)

On June 17, 2016, voluntary petitions under Chapter 11 of the Bankruptcy Code were filed with the United States Bankruptcy Court of the District of Delaware (hereafter, the “Bankruptcy Court”) by the Debtors, subsidiaries of YPF Holdings.

The Debtors’ businesses are divided into three areas: (a) management of interests related to the exploitation of hydrocarbons carried out by Maxus and its subsidiaries; (b) management of remediation activities carried out by Tierra Solutions Inc.; and (c) management of benefits of former employees who are currently retired.

Prior to the Debtors’ bankruptcy filing, the Debtors entered into an agreement (the “Agreement”) with YPF, jointly with its subsidiaries YPF Holdings, CLH Holdings Inc., YPF International and YPF Services USA Corp (jointly, the “YPF Entities”), subject to Bankruptcy Court Approval, to settle all of the Debtors’ claims against the YPF Entities, including any alter ego claims which, in the YPF Entities’ opinion, have no merit.

The Agreement provides: i) the granting of a loan by YPF Holdings for an amount of up to US$ 63.1 million (the “DIP Loan”) to finance the Debtors’ activities during a year-long bankruptcy case, and ii) a payment of US$ 130 million to the Maxus Entities (“Settlement Payment”) for a release of all claims that the Debtors have or might have against the YPF Entities.

The first hearing corresponding to the filing under Chapter 11 (the “Filing”) took place on June 20, 2016. At that hearing, the Bankruptcy Court approved, among other things, the Debtors’ motions regarding their day-to-day operations, including the Debtors’ use of the system for fund management, administration, payment of salaries and benefits to retired employees. The case is pending before United States Bankruptcy Judge Christopher S. Sontchi.

On August 19, 2016, the Judge approved the DIP Loan.

On August 29, 2016, pursuant to the terms of the DIP Loan and the Agreement, the Debtors filed with the Bankruptcy Court a motion for the entry of an order approving the Agreement.

On December 29, 2016, the Debtors filed with the Bankruptcy Court a proposed Chapter 11 Plan of Liquidation (the “Plan”) and Disclosure Statement. The Plan is structured around the US$ 130 million Settlement Payment under the Agreement. The Plan (as filed) provides that if the Agreement is approved, portions of the US$ 130 million Settlement Payment will be deposited into (i) a liquidating trust for distribution to creditors and (ii) an Environmental Response Trust for use in remediation. Besides, if the Agreement is approved, the Debtors’ Plan would likely be confirmed and the claims against the YPF Entities, including the alter-ego claims, will be settled and released in exchange for the US$ 130 million Settlement Payment.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

27.	DECONSOLIDATION OF MAXUS ENTITIES (Cont.)

The Plan, however, provides for certain contingencies in the event that the Bankruptcy Court does not approve the Agreement. In that scenario, the Debtors’ claims against YPF Entities, including the alter-ego claims or piercing the corporate veil, will be transferred into a liquidating trust, which would likely pursue those claims for the creditors’ benefit. The Plan and Disclosure Statement are subject to negotiation by all interested parties.

By filing the Plan, the Debtors received an extension to March 18, 2017 of their exclusive right to file a Chapter 11 plan; no creditor or other third party can file a competing Chapter 11 plan during this “exclusivity period.” A hearing for the Bankruptcy Court to consider whether to approve the Agreement is scheduled for April 17, 2017, and a hearing to consider confirming the Debtors’ Plan will be held thereafter.

The case is currently in the discovery period (pre-trial procedure in which each party obtains evidence from the other party).

Subject to certain exceptions under the Bankruptcy Code, effective as of the date of the filing of the Chapter 11 petitions with the Bankruptcy Court, most decisions, as well as the issues related to creditors’ claims and actions for the collection of their claims that arose prior to the filing date are automatically stayed (among others, those corresponding to claims against the Maxus Entities at the local court of New Jersey related to the Passaic River litigation, which are explained under 27.a.4.i).

27.a.3) Background of Maxus and TS

In connection with the sale of Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to September 4, 1986 (the “selling date”), including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date.

The indemnity obligation discussed in the previous paragraph and other liabilities described under 27.a.4) determined that Maxus, TS and other related companies submit a reorganization petition under the Bankruptcy Code.

27.a.4) Maxus and TS Matters

The following are the alleged liabilities borne by the Debtors in their reorganization petition, updated up to the date of filing, the date on which YPF Holdings ceased to have control over the relevant activities of the Debtors (see Note 27.b).

27.a.4.i) Environmental administrative issues relating to the lower 8 miles of the Passaic River

•	Newark, New Jersey

A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant.

•	Passaic River, New Jersey

Maxus, complying with its contractual obligation to act on behalf of Occidental, negotiated an agreement with the EPA (the “1994 AOC”) under which TS has conducted testing and studies near the Newark plant site, adjacent to the Passaic River. While some work remains, the work under the 1994 AOC was substantially subsumed by reason of an administrative arrangement dated 2007 (the “2007 AOC”) with about 70 companies (including Occidental and TS).

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

27.	DECONSOLIDATION OF MAXUS ENTITIES (Cont.)

Under the 2007 AOC, the lower 17 miles of the Passaic River, from the mouth at Newark Bay to Dundee Dam, should be subjected to a Remedial Investigation / Feasibility Study (“RI/FS”). Participants of the 2007 AOC are discussing the possibility of conducting additional remedial works with the EPA. The entities that have agreed to fund the RI/FS have negotiated an interim allocation of RI/FS costs among themselves based on a number of considerations. This group is called the Cooperative Parties Group (the “CPG”). The 2007 AOC is being coordinated with a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”).

On May 29, 2012, Occidental, Maxus and TS withdrew from the CPG under protest and reserving all their rights. However, Occidental continues to be a member of the 2007 AOC and its withdrawal from the CPG does not change its obligations under the 2007 AOC.

The 17 miles of the Lower Passaic River from its confluence with Newark Bay to Dundee Dam pursuant to the 2007 AOC is the subject of an RI/FS that was anticipated to be completed in 2016, following which the EPA will propose a remedy and notice it for public comment. This 17 mile area includes the lower 8.3 miles of the Passaic River discussed below in the context of a separate Focused Feasibility Study and Record of Decision by the EPA. In March 2016, the EPA stated that it cannot predict with precision the timing for completion of the 17-mile RI/FS, and suggested that selection of a remedy for the 17-mile LPRSA likely will not occur before 2017.

The EPA’s findings of fact in the 2007 AOC (which amended the 1994 AOC) indicate that combined sewer overflow/storm water outfall discharges are an ongoing source of hazardous substances to the Lower Passaic River Study Area. For this reason, during the first half of 2011, Maxus and TS signed with the EPA, on behalf of Occidental, an Administrative Settlement Agreement and Order on Consent for Combined Sewer Overflow/Storm Water Outfall Investigation (“CSO AOC”), which became effective in September 2011. Besides providing for a study of combined sewer overflows in the Passaic River, the CSO AOC confirms that there will be no further obligations to be performed under the 1994 AOC. In the second half of 2014, TS submitted to the EPA its report (thus completing phase 1) and still expects the EPA’s comments on the proposed work plan. TS estimated, as of December 31, 2015, that the total cost to implement the CSO AOC is approximately US$ 5 million and will take approximately 2 years to be completed once EPA authorizes phase 2 (the work plan).

In 2003, the DEP issued Directive No. 1 to Occidental and Maxus and certain of their respective related entities as well as other third parties. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development along a portion of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP asserted jurisdiction in this matter even though all or part of the lower Passaic River is subject to the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and TS responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been held; however, no agreement has been reached or is assured.

In 2004, the EPA and Occidental entered into an administrative order on consent (the “2004 AOC”) pursuant to which TS (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota and evaluate remedial alternatives in the Newark Bay and a portion of the Hackensack, the Arthur Kill and Kill van Kull rivers. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway. The EPA has issued General Notice Letters to a series of additional parties concerning the contamination of Newark Bay and the work being performed by TS under the 2004 AOC. TS proposed to the other parties that, for the third stage of the RI/FS undertaken in Newark Bay, the costs be allocated on a per capita basis. The parties have not agreed to TS’s proposal. However, Maxus lacked sufficient information to determine additional costs, if any, it might have with respect to this matter once the final scope of the third stage is approved, as well as the proposed distribution mentioned above.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

27.	DECONSOLIDATION OF MAXUS ENTITIES (Cont.)

In December 2005, the DEP issued a directive to TS, Maxus and Occidental directing said parties to pay the State of New Jersey’s cost of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River. The development of this plan was estimated by the DEP to cost approximately US$ 2 million. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified.

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to a number of entities it alleged have a liability for natural resources damages, including TS and Occidental, requesting that the group enter into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. In November 2008, TS and Occidental entered into an agreement with the NOAA to fund a portion of the costs it has incurred and to conduct certain assessment activities during 2009. Approximately 20 other PRRP members have also entered into similar agreements. In November 2009, TS declined to extend this agreement.

•	Removal Action Next to Lister Avenue Site

During June 2008, the EPA, Occidental, and TS entered into an AOC (“Removal AOC from 2008”), pursuant to which TS (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action results in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two different phases. The first phase, which commenced in July 2011, encompasses the removal of 40,000 cubic yards (30,600 cubic meters) of sediments and was substantially completed in the fourth quarter of 2012. The EPA conducted a site inspection in January 2013, and TS received written confirmation of completion in March 2013. The second phase involves the removal of approximately 160,000 cubic yards (122,400 cubic meters) of sediment. This second phase will start after confirming with the EPA certain development aspects related to it. Pursuant to the Removal AOC from 2008, the EPA has required the provision of financial assurance for the execution of the removal work which could increase or decrease over time if the anticipated cost of completing the removal work contemplated by the Removal AOC from 2008 changes. During the sediment removal action, contaminants which may have come from sources other than the former Diamond Alkali plant will necessarily be removed.

The Focused Feasibility Study (“FFS”) published on April 11, 2014 provides that phase two of the removal action contemplated by the Removal AOC shall be implemented in a manner consistent with the FFS. By letter of September 18, 2014, the EPA requested that TS submit a work plan to conduct additional sampling of the Phase II area. The sampling was completed in the first quarter of 2015 and TS is expected to present the validated results to the EPA during 2016.

•	Feasibility Study for the environmental remediation of the lower 8.3 miles of the Passaic River– Record of Decision (“ROD”)

On June 2007, the EPA released a draft Focused Feasibility Study (the “FFS 2007”). The FFS 2007 outlines several alternatives for remedial action in approximately the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping.

On April 11, 2014, the EPA published a new FFS draft (“FFS 2014”). The EPA submitted this draft for consideration for a period of public comments starting on April 21, 2014, after two extensions, the process ended on August 20, 2014.

The FFS 2014 contains the four remediation alternatives analyzed by the EPA, as well as the estimate of the cost of each alternative which consists of: (i) no action; (ii) deep dredging of 9.7 million cubic yards; (iii) capping and dredging of 4.3 million cubic yards and placing of an engineering cap (a physical barrier mainly built with sand and stone); and (iv) focused capping and dredging targeting approximately one million cubic yards.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

27.	DECONSOLIDATION OF MAXUS ENTITIES (Cont.)

As to the administrative environmental issues related to the lower 8.3 miles of the Passaic River, on March 4, 2016, the EPA issued the Record of Decision (“ROD”) for the lower 8.3 miles of the Passaic River, which is a part of the Diamond Alkali Superfund Site - Essex and Hudson Counties, New Jersey. The ROD selects the so-called Alternative 3 as the remedy for the removal of contaminated sediments with an estimated cost of US$ 1,382 million (net present value at a 7% rate).

The ROD requires the removal of 3.5 million cubic yards of sediment from the lower 8.3 miles of the Passaic River by bank-to-bank dredging, to a depth of approximately 5 to 30 feet in the federal navigation channel from mile 0 to mile 1.7, and approximately 2.5 feet in the remaining areas of the lower 8.3 miles of the Passaic River. A two-foot thick cap will be installed over the dredged areas. Contaminated segments will be transported to disposal sites outside the state. The EPA estimates the whole project will take approximately 11 years, including one year for negotiations among potentially responsible parties, three to four years for project design and six years for its implementation.

On March 31, 2016, the EPA notified all potentially responsible parties, including Occidental Chemical Corporation (“OCC”), of the liabilities relating to the 8.3 mile area of the Passaic River relating to the ROD. In the same notice the EPA stated that it expected OCC (against whom Maxus is litigating a dispute over indemnity) to prepare the remediation plan design and that it would send a second letter with an administrative proposal to this end, which was received by counsel to OCC, Maxus and TS on April 26, 2016.

As of the date of the Maxus Entities’ bankruptcy filing, OCC, Maxus and TS were holding discussions with EPA to define their participation in a potential negotiation aimed at taking part in the design of the EPA’s proposed remediation plan, taking into account that the ROD has identified over one hundred potentially responsible parties and eight contaminants of concern, many of which have not been generated at the Lister Site. As of such date, Maxus was evaluating the situation resulting from the issuance of the ROD by the EPA, as well as its subsequent associated letters.

•	Conclusion

Based on (a) the uncertainties identified by the Company as of June 17, 2016, including but not limited to (i) the extraordinary volume of materials for which sediment treatment technologies have not been built or operated in United States on a scale similar to the necessary capacity that could be required for this project; (ii) the results of the discoveries and/or tests to be produced; (iii) the amount and diversity of pollutants identified in the ROD (furans, PBCs, mercury, DDT, dieldrin, copper, lead, polycyclic aromatic hydrocarbons and certain types of dioxins and DDT that were not produced at the Lister site), many of which were never related to the Lister site and/or have been generated by other potentially liable parties; (iv) the number and diversity of potentially liable parties (the EPA has identified more than 100 potentially liable parties); (v) the final allocation of removal and remediation costs; (b) consultation with local and external legal advisors; (c) the amounts previously incurred and recorded by YPF Holdings in the area covered by the ROD, and (d) the limitation on liability that could be incurred by YPF as an indirect controlling shareholder of Maxus, no additional provisions have been recorded as of June 17, 2016.

27.a.4.ii) Environmental administrative issues relating to the lower 17 miles of the “Passaic River” – feasibility study

•	Feasibility study for the lower 17 miles of the Passaic River

Notwithstanding what is discussed above, the lower 17 mile section of the Passaic River, from the mouth at Newark Bay to the Dundee Dam, is the subject of the RI/FS contemplated in AOC 2007, with completion was expected for 2015, after which EPA would choose a remediation action that will be made public in order to receive comments.

The CPG submitted the Draft RI IFS for the lower 17 miles of the Passaic River during the first half of 2015. Separate sections were submitted over a nine-month period from February to October 2015. The CPG draft offers potential alternatives of remediation, which comprises the lower 8 miles of the Passaic River. The EPA may or may not consider this report.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

27.	DECONSOLIDATION OF MAXUS ENTITIES (Cont.)

27.a.4.iii) Other environmental proceedings

Other matters relating to the eventual liability of Maxus and TS include liabilities arising from: (a) a ferrous chromate processing plant in Kearny, New Jersey; (B) the Standard Chlorine Chemical Company Superfund Site; (C) a ferrous chromate processing plant in Painesville, Ohio; (D) certain removals of contaminants located in Greens Bayou; (D) the Milwaukee Solvay Coke & Gas site located in Milwaukee, Wisconsin; (E) the Black Leaf Chemical Site, Tuscaloosa Site, Malone Services Site and Central Chemical Company Superfund Site (Hagerstown, Maryland); (F) the remediation action in “Mile 10.9”.

27.a.5) Trial for the Passaic River

In relation to the alleged contamination related to dioxin and other “hazardous substances” discharged from Chemicals’ former Newark plant and the contamination of the lower stretch of the Passaic River, Newark Bay, other nearby waterways and surrounding areas in December 2005, the DEP sued YPF, YPF Holdings, TS, Maxus and several companies, besides Occidental. The DEP sought remediation of natural resources damages and punitive damages and other matters. The defendants made responsive pleadings and filings.

In March 2008, the Court denied motions to dismiss by Occidental, TS and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of personal jurisdiction. The motion mentioned previously was denied in August 2008, and the denial was confirmed by the Court of Appeal. Notwithstanding, the Court denied the plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February 2009. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International as additional named defendants. Anticipating this considerable expansion of the number of parties in the litigation, the Court appointed a Special Master to assist the court in the administration of discovery.

In September 2010, Governmental entities of the State of New Jersey and a number of third-party defendants filed their dismissal motions and Maxus and TS filed their responses. In October 2010, a number of public third-party defendants filed a motion to sever and stay and the DEP joined their motion, which would allow the DEP to proceed against the direct defendants. However, the judge has ruled against this motion in November 2010. Third-party defendants have also brought motions to dismiss, which have been rejected by the assistant judge in January 2011. Some of the mentioned third-parties appealed the decision, but the judge denied such appeal in March 2011.

In May 2011, the judge issued Case Management Order No. XVII (CMO XVII), which contained the Trial Plan for the case. This Trial Plan divides the case into two phases, each with its own mini-trials (“Tracks”) which totaled nine Tracks considered individual trials. Phase one would determine liability and phase two would determine damages. Regarding the sub-stages: (a) sub-stages I to III (Tracks I to III) correspond to damage claimed by Occidental and the State of New Jersey; (b) sub-stages IV to VII (Tracks IV to VII) correspond to liability for alter ego and fraudulent conveyance with respect to YPF, Maxus and Repsol and to the liability of third parties to Maxus; (c) sub-stage VIII (Track VIII) corresponds to damages claimed by the State of New Jersey; (d) sub-stage IX (Track IX) is the percentage of liability that would correspond to Maxus for the cleanup and remediation costs.

Specifically, sub-stage III (Track III) will determine the extent of Maxus’ liability for the operation of the Lister Site; sub-stage IV (Track IV) will determine the possible scope of YPF and Repsol’s liability for damages to the Lister Site (alter ego and fraudulent conveyance).

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

27.	DECONSOLIDATION OF MAXUS ENTITIES (Cont.)

Following the issuance of CMO XVII, the State of New Jersey and Occidental filed motions for partial summary judgment. The State filed two motions: the first one against Occidental and Maxus on liability under the Spill Act, and against TS on liability under the Spill Act. In addition, Occidental filed a motion for partial summary judgment that Maxus owes a duty of contractual indemnity to Occidental for liabilities under the Spill Act. In July and August 2011, the judge ruled that, although the discharge of hazardous substances by Chemicals has been proved, liability allegation cannot be made if the nexus between any discharge and the alleged damage is not established. Additionally, the Court ruled that TS has Spill Act liability to the State based merely on its current ownership of the Lister Avenue site; and that Maxus has an obligation under the 1986 Stock Purchase Agreement to indemnify Occidental for any Spill Act liability arising from contaminants discharged on the Lister Avenue site. The Special Master called for and held a settlement conference in November 2011 between the State of New Jersey, on the one hand, and Repsol S.A., YPF and Maxus, on the other hand to discuss the parties’ respective positions, but no agreement was reached.

In February 2012, plaintiffs and Occidental filed motions for partial summary judgment, seeking summary adjudication that Maxus has liability under the Spill Act of New Jersey. In the first quarter of 2012 Maxus, Occidental and plaintiffs submitted their respective briefs. Oral arguments were heard on May 15 and 16, 2012. The Judge held that Maxus and TS have direct liability for the contamination generated into the Passaic River. However, volume, toxicity and cost of the contamination were not verified (these issues will be determined in a later phase of the trial). Maxus and TS have the right to appeal such decision.

On September 11, 2012 the Court issued the Track VIII order. The Track VIII order governs the process by which the Court would conduct the discovery and trial of the State’s damages against Occidental, Maxus and TS (caused by the Diamond Alkali Lister Avenue plant). Under the order, the trial for the first phase of Track VIII was scheduled to commence in July 2013. However, this schedule has been changed by the following occurrence.

On September 21, 2012, Judge Lombardi (trial judge) granted the State’s application for an Order to Show Cause to Stay all proceedings against third party defendants who entered into a Memorandum of Understanding (“MOU”) with the State to discuss settlement of the claims against the third party defendants.

On September 27, 2012, Occidental filed its Amended Cross-Claims and the following day, the State filed its fourth Amended Complaint. The principal changes to the State’s pleading concern the State’s allegations against YPF and Repsol, all of which Occidental has adopted in its cross-claims. In particular, there were three new allegations against Repsol involving asset stripping from Maxus and also from YPF based on the Argentine Government’s Mosconi Report. On October 25, 2012, the parties to the litigation agreed to a Consent Order, subject to approval by Judge Lombardi, which, in part, extended the deadline for YPF to respond to the State’s and Occidental’s new pleadings by December 31, 2012, extends fact deposition discovery until April 26, 2013, extends expert discovery until September 30, 2013, and sets trial on the merits for certain allegations for February 24, 2014, date on which it lost effectiveness as it was replaced by subsequent court orders.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

27.	DECONSOLIDATION OF MAXUS ENTITIES (Cont.)

During the fourth quarter of 2012 and the first quarter of 2013, YPF, YPF Holdings, Maxus and TS together with certain other direct defendants in the litigation, have engaged in on-going mediation and negotiation seeking the possibility of a settlement with the State of New Jersey. During this time, the Court has stayed the litigation. On March 26, 2013, the State advised the Court that a proposed settlement between the State and certain third party defendants had been approved by the requisite threshold number of private and public third party defendants. The respective Boards of Directors of YPF, YPF Holdings, Maxus and TS approved the authorization to sign the settlement agreement (the “Agreement”) above mentioned. The proposal of the Agreement, which did not imply endorsement of facts or rights and presented only for conciliatory purposes, was subject to an approval process, publication, comment period and court approval. According to the terms of the Agreement, the state of New Jersey would agree to release certain claims related with environmental liabilities within a geographic area of the Passaic River, New Jersey, United States of America, initiated against YPF and certain subsidiaries, recognizing to YPF and other participants in the litigation, a limited liability of up to US$ 400 million, if they are found responsible. In return, Maxus would make cash payment of US$ 65 million at the time of approval of the Agreement.

In September 2013, Judge Lombardi published its Case Management order XVIII (“CMO 18”), which provides a schedule for approval of the Agreement. Pursuant to the CMO 18, the court heard oral arguments on December 12, 2013, after which Judge Lombardi rejected Occidental’s claims and approved the Agreement. On January 24, 2014, Occidental appealed the approval of the Agreement. Notwithstanding, on February 10, 2014, in compliance with the settlement agreement, Maxus made a deposit of US$ 65 million in an escrow account. Occidental appealed Judge Lombardi’s decision approving the Agreement, which was dismissed. Later, on April 11, 2014 Occidental notified the parties that it would not seek an additional revision of Judge Lombardi’s decision approving the Agreement.

On June 23, 2014, lawyers of the State of New Jersey reported that Occidental and the State of New Jersey reached an understanding about the general terms and conditions for a settlement agreement that would end the Track VIII proceedings; and on August 20, 2014 they reported that an agreement had been reached on the text of such settlement agreement.

On July 22, 2014, the Court issued the following:

(a) Case Management Order No. XXIII to conduct the proceedings, establishing a schedule for the first phase of Track IV (related to claims by Occidental alleging “alter ego” between Maxus and its shareholders, and the transfer of assets to YPF and Repsol).

(b) a court Order for the process of approval of the agreement between the State of New Jersey and Occidental, which established a schedule for the approval of the agreement between Occidental and the State of New Jersey.

On December 16, 2014, the Court approved the Settlement Agreement whereby the State of New Jersey agreed to settle all claims against Occidental related to the environmental liabilities within a specific geographical area of the Passaic River, New Jersey, United States of America, in consideration for the payment of US$ 190 million in three installments, the last payable on June 15, 2015; and a sum amounting up to US$ 400 million if the State of New Jersey had to pay its percentage for future remedial actions.

On January 5, 2015, Maxus received a letter from Occidental requesting Maxus to indemnify Occidental for all the payments that Occidental agreed to pay to the State. Formerly, in 2011 the Court held that Maxus had the contractual obligation to indemnify and hold Occidental harmless from any liability under the New Jersey Spill Compensation and Control Act resulting from contaminants dumped in or from the Lister Avenue site owned by a company bought by Occidental, and with which it merged in 1986. Maxus holds that both the existence and the amount of such obligation to indemnify Occidental for the payments made to the State under the settlement agreement are pending issues that must wait for the Court decision on the Passaic River case.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

27.	DECONSOLIDATION OF MAXUS ENTITIES (Cont.)

In addition, on July 31, 2014 Occidental submitted its third amendment to the complaint, in replacement of the second amendment submitted in September 2012. YPF, Repsol and Maxus filed motions to limit Occidental’s third amended complaint arguing that the claims incorporated in the third amendment were not included in the second. Occidental answered that the third amendment incorporates new facts, but not new claims. On October 28, 2014 Judge Lombardi rejected Occidental’s arguments.

Also, Repsol countersued Occidental alleging that the US$ 65 million paid by Repsol as per the agreement between Repsol, YPF, YPF Holdings, Maxus and Tierra Solutions with the State of New Jersey was paid for damages caused by (a) Chemicals, for which Occidental is liable under the share purchase agreement of 1986 or (b) Occidental’s individual conduct.

On March 26, 2015, a new presiding judge was appointed for the case (Hon. Gary Furnari).

On April 15, 2015, Occidental sent Maxus a letter claiming indemnity protection under the share purchase agreement with respect to the counterclaim filed by Repsol against Occidental. On 28 April 2015, Maxus replied contesting the claims reserving all arguments and defenses regarding the SPA’s indemnification provisions.

On March 9, 2015 the Special Master issued the Case Management Order XXVI and the Case Management Order XXVII dated July 1, 2015 under which the new judge extended the deadline to complete all presentations until January 29, 2016, established a briefing schedule pursuant to which summary judgment will not be decided until late April or early May 2016, at the earliest, and included a provision that trial shall be scheduled in June 2016. Depositions of witnesses residing in the U.S. and abroad began in December 2014 in accordance with the Case Management Order XXV. Since that time about forty witnesses have been deposed, including the corporate representatives of all the parties. The issues being explored include Track IV (the alter-ego and fraudulent transfers of assets) and Track III (indemnity claims filed by OCC against Maxus). Depositions of witnesses were completed in mid-October 2015.

Notwithstanding the above, the Special Master authorized the parties to file briefs specifying any issue in respect of which each party believed that the court should authorize early summary judgment motions. The motions filed by the parties and the non-binding opinions as issued by the special judge on January 14, 2016, are summarized below:

(a)	YPF filed for early summary judgment against OCC on four issues: i) dismissal of the portion of OCC’s claims for alter ego liability, based on the financing of YPF’s acquisition of Maxus shares in 1995; ii) dismissal of the portion of OCC’s claims for alter ego liability, based on the transfer of Maxus’ assets from 1995 through 1999; iii) dismissal of the portion of OCC’s liability claims based on the alleged “control” by YPF of Maxus’s Board of Directors’ decision, in 1996, to sell its subsidiaries in Bolivia and Venezuela to YPF International; and iv) dismissal of the portion of OCC’s claims for alter ego liability, based on the transfer of Maxus’ environmental liabilities to Tierra in 1996.

The Special Master’s Recommendation on YPF’s motion recommended to deny the motion on the grounds that i) the statute of repose for fraudulent transfers is not applicable to the remedy of alter ego for breach of contract and ii) a finder of fact should be permitted to consider all portions of YPF actions when determining if there is alter ego liability so dismissal of portions of these claims is inappropriate.

(b)	OCC filed for early summary judgment against Maxus in relation to OCC’s claim to recover the amount of US$ 190 million (plus expenses) paid to the State of New Jersey under the settlement agreement.

The motion sought to establish that Maxus is liable for all obligations at the Lister Site, regardless of any actions taken by OCC (including the period of time that the OCC operated Lister Site). Therefore, the Special Master’s Recommendation on OCC’s motion against Maxus recommended to grant the motion on the grounds that (i) the language of the SPA was not ambiguous and required Maxus to indemnify OCC for its own conduct at the Lister Site and (ii) OCC was not estopped from seeking indemnity from Maxus for its own conduct at the Lister Site because it did not take inconsistent legal positions in prior litigations. Notwithstanding the foregoing, Occidental will have to prove the reasonableness of the US$ 190 million amount settled with the State of New Jersey, for which Maxus may eventually be liable.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

27.	DECONSOLIDATION OF MAXUS ENTITIES (Cont.)

In addition, OCC filed for early summary judgment dismissing the cross-claims of Repsol against OCC, which seek to recover from OCC the US$ 65 million payment made by Repsol to New Jersey State under the settlement agreement.

The Special Master’s Recommendation on OCC’s motion against Repsol recommended to deny the motion in part as to Repsol’s contribution claim and to grant the motion in part as to Repsol’s unjust enrichment claim, on the grounds that i) Repsol’s contribution claims are permissible under the New Jersey Spill Act even if a settlement did not fully discharge liability to the State; ii) demonstrating Repsol’s liability under the Spill Act is not a prerequisite for Repsol to receive contribution from OCC; iii) Repsol is not liable to OCC for indemnification as an alter ego of Maxus, and iv) OCC was not unjustly enriched when Repsol settled with the state.

(c)	Repsol filed for early summary judgment against OCC to dismiss OCC’s cross-claims: i) to the extent that OCC’s claims are based on prescribed claims for fraudulent transfers; ii) on the grounds that OCC cannot prove that it has suffered damages due to a failure to perform an agreement; iii) on the grounds that OCC cannot prove that Repsol has caused any damage even if a non-performance occurred, because OCC has alleged that Maxus became insolvent before Repsol acquired YPF in 1999; and iv) on the grounds that OCC has failed to pierce the corporate veil between YPF and Repsol.

The Special Master’s Recommendation on Repsol’s motion against OCC recommended to grant the motion on the grounds that OCC failed to set out any basis to pierce the corporate veil between YPF and Repsol, which the Special Master held OCC was required to do, and because OCC did not allege that YPF was insolvent.

(d)	Maxus filed for early summary judgment against OCC to dismiss the claims for damages filed by OCC regarding costs not yet incurred by OCC (future remediation costs). YPF joined in this motion.

The Special Master’s Recommendation on Maxus’s motion against OCC was to grant the motion on the grounds that OCC’s request for declaratory judgment has no basis due to the uncertainty regarding future costs.

(e)	Finally, related to the claims that OCC sought to add against YPF and Repsol for tortious interference with OCC’s contractual rights under the Stock Purchase Agreement of 1986 (between Maxus and OCC), the Special Master recommended that the motion be denied on the grounds that OCC improperly delayed in seeking to supplement its claims despite having multiple earlier opportunities to do so.

The parties appealed the Special Master’s Recommendations by February 16, 2016.

On April 5, 2016, the judge denied the motions and adopted the Special Master’s Recommendations in their entirety. On February 18, 2016, YPF sought leave from the Special Master to file additional motions for summary judgment on the grounds that Occidental cannot demonstrate as a matter of law that during the Repsol Era (1) YPF asserted any domination or control over Maxus that was the nexus of any injustice suffered by Occidental; (2) Occidental was harmed by any action taken by YPF with respect to Maxus; and (3) YPF benefited at Occidental’s expense from the alleged harm caused by Repsol. Repsol and Occidental each sought leave to file additional motions for summary judgment. Repsol sought leave to recover from Occidental the US$ 65 million payment made by Repsol to the State of New Jersey under the 2013 Agreement. Occidental sought leave to recover against Maxus the US$ 65 million payment if Repsol is successful in its motion for summary judgment against Occidental. On March 7, 2016, the Special Master denied each of the parties’ requests to file additional motions, while ruling that the parties could raise the factual issues raised in the motions at the time of trial as motions in limine.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

27.	DECONSOLIDATION OF MAXUS ENTITIES (Cont.)

On April 25, 2016, the parties moved to request permission to file interlocutory appeals and a stay of the litigation during the appellate proceedings. Maxus filed a motion requesting permission to appeal the ruling granting summary judgment to OCC against Maxus, which held that Maxus is liable under the stock purchase and sale agreement for all obligations under, or arising from, the Lister Site, even if attributable to OCC’s own acts. YPF filed a motion requesting permission to appeal the ruling denying its motion for summary judgment seeking a decision indicating that OCC may not use allegedly fraudulent transfers which are barred by the statute of repose as a basis for its alter ego claims against YPF. OCC filed only one motion, appealing the ruling that granted Repsol its motion for summary judgment, whereby all claims against Repsol were dismissed. OCC did not appeal the rulings that (a) denied OCC’s motion to file additional cross claims; (b) denied OCC’s motion for a declaratory judgment regarding future costs; and (c) denied OCC’s motion for summary judgment seeking a dismissal of Repsol’s Spill Act contribution claim against OCC (all of the foregoing without prejudice to reserving the right to file post-trial motions of appeal on these issues). On May 24, 2016, the Superior Court of New Jersey - Appellate Division denied all interlocutory appeals.

On April 5, 2016, the Superior Court issued Case Management Order XXVIII establishing the trial date as June 20, 2016, and requiring that all pre-trial motions be filed with the Special Master by May 4, 2016.

However, all litigation against Maxus and YPF has been stayed upon Maxus’ filing under Chapter 11 of the Bankruptcy Code, which is discussed above.

On June 20, 2016, Occidental filed a Notice of Removal of Claims in the United States Bankruptcy Court for the District of New Jersey (the “New Jersey Bankruptcy Court”), removing the Passaic River Litigation from the New Jersey Superior Court to the New Jersey Bankruptcy Court. On June 21, 2016, Occidental filed a motion to transfer venue of the remaining claims in the Passaic River Litigation from the New Jersey Bankruptcy Court to the Delaware Bankruptcy Court. On June 28, 2016, the New Jersey Bankruptcy Court granted Occidental’s motion to transfer venue.

On July 20, 2016, Repsol filed a motion with the Delaware Bankruptcy Court to have its cross-claims seeking environmental contribution from Occidental under the Spill Act to be remanded to the New Jersey Superior Court. On November 15, 2016, the Bankruptcy Court granted Repsol’s motion to remand. On November 29, 2016, Occidental filed a motion for clarification or, in the alternative, for reconsideration of the Bankruptcy Court’s Order granting Repsol’s motion to remand. At a hearing on January 25, 2017, the Delaware Bankruptcy Court denied Occidental’s motion and allowed Repsol’s cross-claims to go forward in the New Jersey Superior Court.

•	Conclusion

As at December 31, 2015, an accrual for all matters related to the “Environmental Issues relating to Lister site and Passaic River” discussed above, was recorded for a total amount of 2,665 comprising the cost of studies, the most reasonable estimation of expenses that Maxus may incur for remedial activities, taking into account the impossibility of reasonably estimating a loss or loss range related to the eventual aforementioned FFS costs, considering the studies performed by TS, and the estimated costs corresponding to the Removal Agreement from 2008, as well as other matters related to Passaic River and Newark Bay. This includes the aforementioned associated legal matters. However, other potentially works may be required, including remedial measures additional to or different from those taken into account. Additionally, the development of new information, the imposition of penalties or remedial actions, or the outcome of negotiations related to the mentioned matters differing from the scenarios assessed by Maxus may result in a need by this company to incur additional costs higher than the current allowance amount accrued.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

27.	DECONSOLIDATION OF MAXUS ENTITIES (Cont.)

Considering the information available to Maxus as of December 31, 2015; the results of studies and testing phase; as well as the potential liability of the other parties involved in this issue and the possible allocation of the removal costs; and considering the opinion of our internal and external legal advisors, the Management of the Company has not accrued additional amounts other than those mentioned above and that could emerge as a result of the conclusion of the aforementioned issues and consequently to be reasonably estimated.

27.b) Accounting matters

In connection with the petition that the Maxus Entities filed with the Bankruptcy Court on June 17, 2016, as described in detail in part a) of this Note, the Management of the Company considers this an event that requires reconsideration of whether the consolidation of such entities remains appropriate. In order to carry out this analysis, the Company followed the guidelines established in IFRS 10 “Consolidated Financial Statements” to reassess whether it maintains control over the activities of the Maxus Entities. This analysis, in accordance with IAS 8, was complemented by the criteria set forth in the United States Standard ASC 810 published by the Financial Accounting Standards Board, the principles of which are consistent with IFRS 10, but addresses in more detail the issues related to the consolidation of entities that file a reorganization proceeding under Chapter 11.

Generally, when an entity files a petition under Chapter 11, shareholders do not generally maintain the ability to exercise the power to make decisions that have a significant impact on the economic performance of the business of entities because that power is subject to Bankruptcy Court approval.

The petition filed by the Maxus Entities under Chapter 11 has relevant effects on the rights that YPF Holdings has as a shareholder of these entities, because creditors generally replace the shareholders in their legal capacity to file derivative suits against the directors on behalf of the entities for breach of the Debtors’ fiduciary obligations, since the creditors would be the main beneficiaries in any increase in value of these entities. However, it should be noted that YPF Holdings retains its right to designate directors of the Debtors through Shareholders’ Meetings, unless the Bankruptcy Court orders otherwise. In addition, the bankruptcy cases also affect the responsibilities and functions of the board of directors and management of each of the respective Maxus Entities. Each of the Maxus Entities has become a “Debtor in Possession” and, in accordance with the Bankruptcy Code, remains in possession of its property and, subject to certain limitations, is authorized to carry out its normal operations, unless the Bankruptcy Court orders otherwise. Nevertheless, during the Chapter 11 cases, the directors of the Debtors do not have absolute discretion, since any transaction “outside the ordinary course of business” of the Debtors, such as the sale of a significant asset, the expansion of a line of business involving the use of significant funds (or the commitment to do so), or the provision of loans or other types of financing, shall be subject to the approval of the Bankruptcy Court.

Likewise, on November 8, 2016, the Maxus Entities amended their by-laws in order to give greater discretion to the independent directors.

As a result, due to the Chapter 11 filing, YPF Holdings is not empowered to unilaterally make decisions, which could significantly affect the Debtors’ businesses, both operationally and economically. Likewise, the Debtors are required to seek the approval of the Bankruptcy Court for typical commercial activities, if such activities could have a significant effect on their operations or on any of their stakeholders.

In view of the foregoing, the Management of the Company understands that, despite continuing to hold 100% of the ownership interest in the Maxus Entities, YPF Holdings is no longer able to exercise its power over such entities to significantly influence the Maxus Entities’ operations and results, a necessary condition established by IFRS 10 to establish the existence of an effective financial control and, therefore, has deconsolidated its investments in the Maxus Entities as of June 17, 2016.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

27.	DECONSOLIDATION OF MAXUS ENTITIES (Cont.)

According to ASC 810, this loss of control may involve a gain or loss for the controlling company, since the controlling company must reconcile its non-controlling interest at fair value after deconsolidating the assets and liabilities of the entities. The obligations related to the reorganization process undertaken as described in part a) of this Note have also been considered for purposes of this calculation. As a result, the Group has recorded a gain of 1,528 in “Other operating results, net”.

As a result of the deconsolidation, the consolidated statement of financial position as of December 31, 2016 is not comparable to that issued as of December 31, 2015. As of December 31, 2015, the following asset and liability balances were consolidated in relation to the Maxus Entities:

Item	Balances of the Debtors as of December 31, 2015
Noncurrent assets	732
Current assets	416
Total assets	1,148
Noncurrent liabilities	3,966
Current liabilities	669
Total liabilities	4,635
Total liabilities and shareholders’ equity	1,148

In addition, the statement of comprehensive income and cash flow statement as of December 31, 2016 are not comparable with those issued as of December 31, 2015. As of December 31, 2015, the following results and cash flows were consolidated in relation to the Maxus Entities:

Item	Results of the Debtors as of December 31, 2015
Income	197
Costs	(287)
Gross profit (loss)	(90)
Operating profit (loss)	(555)
Financial results, net	(15)
Net results	(570)
Other comprehensive income (loss)	(2)
Total comprehensive income (loss)	(572)

Item	Cash Flow of the Debtors as of December 31, 2015
Net cash flow used in operating activities	(186)
Net cash flow used in investments	(85)
Net cash flow provided by financing activities	—
Net decrease in cash and cash equivalents	(271)

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

28.	CONTINGENT ASSETS AND LIABILITIES

28.a) Contingent assets

•	Cerro Divisadero

On March 21, 2014 a fire incident damaged the facilities of Crude Oil Treatment Plant of Cerro Divisadero in Mendoza, belonging to the North Mendoza business, located 59 kilometers south from Malargüe city. In the mentioned facilities located in North Malargüe and South Malargüe, crude oil production was treated. As a consequence of the incident, the facilities were almost completely unusable with the corresponding production loss.

The pertinent insurers/reinsurers were notified of the event and after analyzing various technological options, in November 2015, all liquidated claims were settled for US$ 122.5 million, of which US$ 45.3 million corresponded to material damages and US$ 77.2 million corresponded to loss of production, taking into account a US$ 60 million advance.

In 2015, the Group recorded a gain of 1,165 in the consolidated statements of comprehensive income under “Other operating results, net” and “Costs” in accordance with the nature of the claim (material damage and loss of production, respectively).

In 2016, the Group received a second and final payment of US$ 62.5 million.

•	La Plata Refinery

On April 2, 2013, YPF’s facilities at the La Plata refinery were struck by unprecedented severe weather, which led to a fire that caused damage to the Coke A and Topping C units in the refinery. In operational terms, the incident temporarily affected the refinery’s ability to process crude oil, which left the entire complex out of service for several days.

Based on the documentation provided to the liquidators appointed by the reinsurance companies, and following their analysis, the total indemnification amount as a result of the accident amounted to US$ 615 million, of which US$ 227 million corresponded to material damages and US$ 388 million corresponded to loss of profits. The indemnity period for loss of earnings as a result of the accident was extended to January 16, 2015. Payments were received gradually, US$ 300 million during the last quarter of 2013, US$ 130 million during the third quarter of 2014 and the remaining balance of US$ 185 million during the second quarter of 2015.

In 2015 and 2014, the Group recorded a gain of 523 and 2,041 in the consolidated statements of comprehensive income under “Revenues” and “Costs” in accordance with the nature of the claims.

28.b) Contingent liabilities

The Group has the following contingencies and claims, individually significant, that the Management of the Company, in consultation with its external counsels, believes have possible outcome. Based on the information available to the Group, including the amount of time remaining before trial among others, the results of discovery and the judgment of internal and external counsel, the Group is unable to estimate the reasonably possible loss or range of loss on certain matters referred to below:

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

28.	CONTINGENT ASSETS AND LIABILITIES (Cont.)

28.b.1) Environmental claims

•	Asociación Superficiarios de la Patagonia (“ASSUPA”)

In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, in addition to the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (Consejo Federal de Medio Ambiente), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summons as well as the requested preliminary injunction were rejected by the CSJN. YPF has answered the demand requesting its rejection, opposing failure of the plaintiff and requiring the summons of the Argentine Government, due to its obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The CSJN gave the plaintiffs a term to correct the defects in the complaint. On August 26, 2008, the CSJN decided that such defects had already been corrected and on February 23, 2009, ordered that certain provinces, the Argentine Government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until all third parties impleaded appear before the court. As of the date of issuance of these consolidated financial statements, the provinces of Río Negro, Buenos Aires, Neuquén, Mendoza, and the Argentine government have made their presentations, which are not available to the Company yet. The provinces of Neuquén and La Pampa have claimed lack of jurisdiction, which was answered by the plaintiff.

On December 30, 2014 the CSJN issued two interlocutory judgments. By the first, it supported the claim of the Provinces of Neuquén and La Pampa, and declared that all environmental damages related to local and provincial situations were outside the scope of his original competence, and that only “inter-jurisdictional situations” (such as the Colorado River basin) would fall under his venue.

By the second judgment, the Court rejected the petition filed by ASSUPA to incorporate Repsol and the directors who served in YPF until April 2012 as a necessary third party. The Court also rejected precautionary measures and other proceedings related to such request.

In addition, it should be highlighted that YPF learned about other three court complaints filed by ASSUPA against:

(i)	Concessionaire companies in the San Jorge Gulf basin areas: On December 28, 2016, YPF received notice of the complaint. The deadline set for prior exceptions is May 31, 2017, and the deadline to respond to the complaint is June 30, 2017. YPF will respond to the complaint within the timeline and will carry out all necessary actions for the due defense of its rights.

(ii)	Concessionaire companies in the Austral basin areas: A highly summarized action has been ordered. In addition, an interim relief has been issued by the court of first instance to notify several companies of the existence of the suit, and for the defendants to contribute certain information. YPF appealed this decision, and the Court of Appeals partially upheld the appeal, reversing the lower court ruling ordering various entities to provide notification of this claim. In the same decision, the Court of Appeals confirmed that the defendants had an obligation to provide certain information but stated that YPF and the other defendants had already complied with such obligation. On November 2, 2015 YPF was notified of the lawsuit. Following YPF’s request, the court ordered on November 4, 2015 to suspend the procedural time limits.

(iii)	Concessionaire companies in the Northwest basin areas: The action was submitted to ordinary proceedings. On December 1, 2014, the Company was notified about the complaint. The procedural deadlines were suspended at the Company’s request. Subsequently, on May 3, 2016, YPF was once again notified of the complaint, and the deadlines were reinstated. The Company filed a written submission requesting that the deadlines be suspended until the plaintiff clarifies whether it attaches certain documentary evidence referenced in its complaint. The judge once again suspended the deadlines to respond to the complaint.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

28.	CONTINGENT ASSETS AND LIABILITIES (Cont.)

•	Dock Sud, Río Matanza, Riachuelo, Quilmes and Refinería Luján de Cuyo

A group of neighbors of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. At the moment, it is not possible to reasonably estimate the outcome of these claims, as long as, if applicable, the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

By means of sentence dated July 8, 2008, the CSJN:

(i)	Determined that the Basin Matanza Riachuelo Authority (“ACUMAR”) (Law No. 26,168) should be in charge of the execution of the program of environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“littispendentia”). YPF has been notified of certain resolutions issued by ACUMAR, by virtue of which YPF has been requested to present an Industrial Reconversion Program, in connection with certain installations of YPF. The Program has been presented although the Resolutions had been appealed by the Company;

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviors for the reparation of the environmental damage will continue before that Court.

In addition to the claims discussed under 14.a.4), which discusses environmental claims in Quilmes, the Company has other legal and non-judicial claims against it, based on similar arguments.

On the other hand, the monitoring tasks carried out routinely by YPF have allowed YPF to warn against degrees of affectation in the subsoil within the vicinity of the Luján de Cuyo refinery, which led to the creation of a program for surveying, evaluating and remedying liabilities that the Company is in the process of implementing with agencies in the Province of Mendoza.

28.b.2) Contentious claims

•	Petersen Energía Inversora, S.A.U and Petersen Energía, S.A.U. (collectively, “Petersen”)

On April 8, 2015, Petersen, former YPF Class D shareholders, filed a lawsuit against the Republic of Argentina and YPF in the Federal District Court for the Southern District of New York. The litigation is being conducted by the bankruptcy trustee of the aforesaid companies by reason of a liquidation process pending in a Commercial Court in Spain. The complaint contains claims related to the expropriation of the controlling interest of Repsol in YPF by the Argentine Republic in 2012, asserting that the obligation by the Argentine Republic to make a purchase offer to the remaining shareholders would have been triggered. Claims seem to be mainly grounded on allegations that the expropriation breached contract obligations contained in the initial public offering and bylaws of YPF and seeks unspecified compensation. The Company filed a motion to dismiss on September 8, 2015, the date which was set as a result of the extension of the term provided for by the Court. On the other hand, Petersen filed an objection against YPF’s motion to dismiss.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

28.	CONTINGENT ASSETS AND LIABILITIES (Cont.)

On July 20, 2016, the Court held a hearing during which the parties made their arguments regarding the motion to dismiss, and responded to questions asked by the Judge. On September 9, 2016, the United States District Court for the Southern District of New York issued a decision partially dismissing the complaint filed by Petersen against YPF at this preliminary stage. The Company appealed this decision, requesting a complete dismissal of the complaint at this preliminary stage.

As of the date of these financial statements, there are no factors that YPF can use to quantify the possible impact that this claim might have on the Company.

•	Bankruptcy petitions filed by Pan American Sur S.A., Pan American Fueguina S.A. and the Argentine branch of Pan American Energy LLC to Metrogas

On September 18, 2015, Metrogas was made aware of petitions for bankruptcy, filed by Pan American Sur S.A., Pan American Fueguina S.A. and Pan American Energy LLC Sucursal Argentina, which are being heard by Argentine First Instance Court No. 26 in Commercial Matters, Division No. 51 of Buenos Aires City. As of the date of issuance of these consolidated financial statements, these bankruptcy petitions have been withdrawn and therefore have been declared completed.

28.b.3) Claims before the CNDC

•	Claims against natural gas producers

On November 17, 2003, the CNDC requested explanations, within the framework of an official investigation pursuant to Article 29 of Law No. 25,156 of Antitrust Protection, from a group of almost thirty natural gas production companies, YPF among them, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with article 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of the Antitrust Law. On January 15, 2007, the Antitrust Board charged YPF and eight other producers with violations of the Antitrust Law. YPF has contested the complaint on the basis that no violation of the law took place and that the charges are barred by the applicable statute of limitations and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with article 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings. On December 14, 2007, the Antitrust Board decided to transfer the motion to the Court of Appeals as a consequence of the appeal presented by YPF against the rejection of the application of the statute of limitations.

•	Claims for the sale diesel to public transportation companies

On January 11, 2012, the Argentine Secretariat of Transportation filed with the CNDC a complaint against five oil companies (including YPF), for alleged abuse of a dominant position regarding bulk sales of diesel fuel to public bus transportation companies. The alleged conduct consisted of selling bulk diesel fuel to public bus transportation companies at prices higher than the price charged in service stations. According to the provisions of Article 29 of the Antitrust Law, YPF has submitted appropriate explanations to the CNDC, questioning certain formal aspects of the complaint, and arguing that YPF has adjusted its behavior at all times with current regulations and that it did not set any discrimination or abuse in determining prices.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

28.	CONTINGENT ASSETS AND LIABILITIES (Cont.)

On December 9, 2014, Division I of the Federal Civil and Commercial Court of Appeals of Buenos Aires issued a judgment stating that, due to various changes and modifications in the liquid fuels market and their various prices, a ruling by the Court as to whether or not the appealed decision was correct would have no legal effect on the parties on the basis of changes observed in those markets. As a result, information relating to this matter will no longer be reported.

•	Claims relating to fuel sale prices

In addition, the Group is subject to other claims before the Antitrust Board which are related to alleged price discrimination in sale of fuels. Upon the opinion of Management and its legal advisors, such claims have been considered as possible contingencies.

28.b.4) Tax claims

•	Dispute over the cost deduction for abandoning wells

The Company has consistently recorded the cost of abandoning wells in accordance with the criteria detailed in Note 2.b.6) and, in the absence of a specific treatment of that subject in the income tax law and its Regulatory Decree, has deducted the charge for well plugging costs in the calculation of this tax, based on the general criteria of the standard for deduction of expenses (accrual criteria). Nevertheless, this interpretation has been objected to by the AFIP, which would allow for deductions once the expense has been done.

Although both consider it a deductible expense, the disagreement between YPF and the AFIP stems from the criteria that each of them uses to decide when the obligation to plug arises which, in turn, is the one that determines when the deduction from the income tax should be taken.

The AFIP understands that the deduction of costs due to the abandonment of wells should be deferred until the taxpayer has the opportunity to proceed with plugging the well, once the wells have been exhausted, considering the abandonment of the well to be the event generating the charge for well plugging costs.

On the other hand, the Company, as well as other companies in the oil industry, understands that the event that generates the well plugging costs in connection with the abandonment of wells is the act of drilling, as the drilling constitutes environmental impact and, consequently, the obligation to repair such impact through well plugging arises from that moment. This obligation is not subject to any condition since there is no uncertainty as to whether well exhaustion will inevitably occur. The Company has learned that similar disputes have been raised by the AFIP with other companies in the oil industry.

In June 2016, the Ministry of Hydrocarbons Resources of MINEM (Secretaría de Recursos Hidrocarburíferos del MINEM), the competent body to clarify the origin of the legal obligation in the matter, and in response to a consultation of the Chamber of Oil Exploration and Production (Cámara de Exploración y Producción de Hidrocarburos), resolved in line with the position of the oil companies and concluded that the substantial event generating the charge for the abandonment of wells is the drilling.

This response of the Chamber has been reported to the AFIP by both the Ministry of Hydrocarbon Resources and by YPF but, with respect to different questions the AFIP disregarded this position and, on December 29, 2016, notified the Company of two resolutions, adjusting the income tax for the fiscal periods 2005 to 2009 and questioning the criteria followed by the Company.

On February 20, 2017, the Company filed the corresponding appeal to the Fiscal Tribunal of the Nation (Tribunal Fiscal de la Nación) for the unilateral determination received from the AFIP for the fiscal periods 2005 to 2009.

Notwithstanding the progress of these proceedings and ongoing investigations (and prosecution of other companies in the industry), the Company, based on its opinion and that of its external advisors, considers its arguments defending the criteria adopted to be strong. The amount in dispute claimed by the AFIP totals 3,639, taking into account capital and interest.

Likewise, there are periods that have not been reviewed by the AFIP, which, in the event there is an unfavorable resolution, would have a significant adverse effect on the economic and financial situation of the Company.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

28.	CONTINGENT ASSETS AND LIABILITIES (Cont.)

•	Dispute over customs duties

Between 2006 and 2009, the Customs General Administrations in Neuquén, Comodoro Rivadavia and Puerto Deseado informed the Company that certain summary proceedings had been brought against YPF based on alleged formal misstatements on future commitments of crude oil deliveries in the loading permits submitted before these agencies, for periods prior to and subsequent to the existence of export duties, for which they calculated the difference between the contractual price declared and the price in force at the time of export to determine fines under the terms of the Customs Code.

The Customs General Administration may question whether the contractual price agreed to by the Company and declared in loading permits is an appropriate amount for purposes of calculating export duties. However, the Company understands that there is no violation for declaring the contractual price of a transaction. In addition, YPF has paid export duties on the market value of crude oil since its existence.

The summaries ended the administrative reviews before the Customs General Administration and are in full appeal before the Argentine Tax Court. On March 3, 2017, the Company was notified of an adverse judgment handed down by the Argentine Tax Court regarding the criteria employed for crude oil delivery operations after 1998 and for which fines were determined in accordance with Article 954(c) of the Customs Code for approximately 11 exports that occurred prior to the existence of export duties. The Company will appeal the adverse judgment of the Tax Court in a timely fashion before the Court of Appeals, which has the power to grant staying effects on sanctions, which may only be requested under a final judgment, if applicable, and in the event the CSJN rules in favor of the Customs General Administration.

With respect to the total amount demanded in the summaries, the contingency amounts to approximately 1,200.

Notwithstanding the progression of this process, the Company, based on its opinion and that of its external advisors, believes the claim has no legal merit and that it has a strong case in defense of the approach adopted in the dispute mentioned above.

28.b.5) Other claims

Additionally, the Group has received other labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been accrued since Management, based on the evidence available as of the date of issuance of these consolidated financial statements, has assessed them to be possible contingencies.

29.	CONTRACTUAL COMMITMENTS

29.a) Agreements of extension of concessions

•	Neuquén

On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years (until November 2027) the concession for the exploitation of Loma La Lata – Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Argentine Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Argentine Government for the extension of the concession mentioned above and committed, among other things, to define a disbursement and investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by the Public Emergency Law.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

29.	CONTRACTUAL COMMITMENTS (Cont.)

Additionally, in 2008 and 2009, YPF entered into a series of agreements with the Province of Neuquén, to extend for ten additional years the term of the production concessions on several areas located in that province, which, as result of the above mentioned agreement, will expire between 2026 and 2027. As a condition for the extension of these concessions YPF undertook the following commitments, among others, upon the execution of the agreements: (i) to make to the Province total initial payments of US$ 204 million; (ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of an extraordinary income according to the mechanisms and reference values established in each signed agreement and (iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in the production concessions that are the purpose of the agreements in a total amount of US$ 3,512 million until the expiring date of the concessions.

On July 24, 2013, in order to make feasible the implementation of a non-conventional hydrocarbons project, YPF and the Province of Neuquén signed an Agreement under which the Province of Neuquén agreed to (i) separate from the Loma La Lata – Sierra Barrosa exploitation concession a surface area of 327.5 km2; (ii) incorporate such separated surface area into the surface area of the Loma Campana exploitation concession, forming a surface area of 395 km2 and (iii) extend the Loma Campana exploitation concession for a term of 22 years starting from the date of its expiration (until November 11, 2048).

The commitments made by the Company are as follows: (i) payment of US$ 20 million in consideration for the effect that the separation of surface from the Area Loma La Lata - Loma Campana has on the conventional production, payable within 15 days of the legislative ratification of the Agreement; (ii) payment of US$ 45 million on the Corporate Social Responsibility concept, payable during the years 2013, 2014 and 2015; (iii) payment of 5% on the investment project profits after taxes, applicable as from December 2027; (iv) 50% reduction, as from August 2012, of the subsidy applicable to the price of natural gas for the Methanol Plant according to the terms of the Commitment Act of 1998 signed between the Company and the Province of Neuquén; (v) make an investment of US$ 1 billion within a period of 18 months beginning on July 16, 2013; and vi) prioritize the recruitment of labor, suppliers and services based in Neuquén.

•	Mendoza

In April 2011, YPF entered into an agreement with the province of Mendoza to extend for 10 years the term of certain exploitation concessions (one of which is “La Ventana”), and the transportation concessions located in the province, from the expiration of the original terms of the grant.

By signing the memorandum of agreement, YPF assumed certain commitments within which includes: (i) to make initial payments to the province of Mendoza in an aggregate amount of approximately US$ 135 million, on the date specified in the agreement; (ii) to pay the province of Mendoza an “Extraordinary Production Royalty” of 3% of the production of the areas included in the agreement. In addition, the parties agreed to make additional adjustments in the event of extraordinary income due to lower export duties or a higher monthly average price of crude oil and/or natural gas according to a mechanism and reference values established in the memorandum of agreement; (iii) to carry out exploration activities and make certain investments and expenditures in a total amount of US$ 4,113 million until the expiration of the extended term, as stipulated in the agreement; and; (iv) to make payments equal to 0.3% of the annual amount paid as “Extraordinary Production Royalty” intended for the Fortalecimiento Institucional Fund, in order to purchase equipment and finance training activities, logistics and operational expenses in certain government agencies of the province of Mendoza specified in the agreement, among others.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

29.	CONTRACTUAL COMMITMENTS (Cont.)

•	Santa Cruz

During November 2012, YPF entered into an agreement with the province of Santa Cruz to extend for 25 years the term of certain exploitation concessions, from the expiration of their original terms.

By signing the memorandum of agreement, YPF assumed certain commitments which include: (i) to make initial payments to the province of Santa Cruz in an aggregate amount of approximately of US$ 200 million, on the date specified in the agreement; (ii) to pay the province of Santa Cruz a Production Royalty of 12% plus an additional of 3% over the production of conventional hydrocarbons; (iii) to pay the province of Santa Cruz a Production Royalty of 10% over the production of unconventional hydrocarbons; (iv) to make certain investments on the exploitation concessions, as stipulated in the agreement; (v) to carry out exploration activities in the remaining exploration areas; (vi) to contribute with social infrastructure investments within the province of Santa Cruz in an amount equivalent to 20% of the amount of the extension royalty; and (vii) to define and prioritize a remediation plan of environmental liabilities with reasonable technical criteria and the extent of remediation tasks within the term of the concessions.

•	Salta

On October 23, 2012, YPF entered into an agreement with the province of Salta to extend for 10 years the original term of certain exploitation concessions from the expiration of their original terms. YPF and associated signatory companies (Tecpetrol S.A., Petrobras Argentina S.A., Compañía General de Combustibles S.A. and Ledesma SAAI) by signing the memorandum of agreement made, among others, the following commitments: (i) conducting in the Aguaragüe area, on the dates indicated in the agreement and during the first two years, the following investments: a minimum amount in development plans, involving the drilling of development wells (at least 3) and expansion of production facilities and treatment of hydrocarbons of US$ 36 million, (ii) YPF and each of the associated signatory companies will recognize for the province a special extraordinary contribution equal to 25% of the amount corresponding to royalties of 12% referred to in art. 59 and 62 of Law 17,319, (iii) YPF and each of the associated signatory companies will recognize for the province an additional payment to the special extraordinary contribution, only when conditions of extraordinary income are verified in the marketing of oil crude production and natural gas from the concessions, under price increase obtained by each party, from the sum of US$ 90/bbl in the case of crude oil production and the sum equivalent to 70% of import gas prices, (iv) YPF and each of the associated signatory companies will pay to the province, and in the proportion that corresponds to each one, a one-time sum of US$ 5 million in the concept of bonus extension, (v) YPF and the associated signatory companies undertake to make investments for a minimum amount of US$ 30 million in additional exploration work to be implemented in the concessions.

•	Chubut

On October 2, 2013, the Province of Chubut published the law for the approval of the Agreement to Extend the Exploitation Concessions El Tordillo, La Tapera and Puesto Quiroga, located in the Province of Chubut. YPF holds 12.196% of the concessions, while Petrobras Argentina S.A. holds 35.67% and Tecpetrol S.A. holds the remaining 52.133%. The Concessions were extended for a 30 year period counted as from the year 2017. The main terms and conditions agreed by the Province of Chubut comprise the commitment of the companies belonging to the JO to make the following payments and contributions: (i) paying US$ 18 million as Historical Remediation Bonus; (ii) paying a Compensation Bonus amounting to a fixed 4% over the production of gas and oil since 2013 (this is calculated as an additional royalty); (iii) covering expenses and investments related to the protection and conservation of the environment; (iv) maintaining a minimum amount of equipment for drilling and work-overs in operation; (v) after the first ten years of extension, Petrominera S.E. will acquire a 10% interest in the exploitation concessions.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

29.	CONTRACTUAL COMMITMENTS (Cont.)

Furthermore, on December 26, 2013, YPF and the Province of Chubut signed an Agreement for the extension of the original term of the Concessions for the Exploitation of Restinga Alí, Sarmiento, Campamento Central – Cañadón Perdido, Manantiales Behr and El Trébol. The Extension Agreement was ratified by the Legislature of the Province of Chubut on January 17, 2014, and by the Company’s Board of Directors on February 24, 2014; thus complying with the conditions precedent established in the Extension Agreement. The following are the main terms and conditions agreed with the Province of Chubut: YPF holds 100% of the exploitation concessions, except for the concession Campamento Central – Cañadón Perdido, where ENAP SIPETROL S.A. holds 50%. A 30-year extension was established for the terms of the exploitation concessions that expire in the years 2017 (Campamento Central – Cañadón Perdido and El Trébol – Escalante), 2015 (Restinga Alí) and 2016 (Manantiales Behr). YPF undertook, among others, the following obligations: (i) to pay a Historical Compensation Bonus of US$ 30 million; (ii) to pay to the Province of Chubut the Hydrocarbons Compensation Bonus amounting to 3% of the oil and gas production (calculated as an additional royalty); (iii) to meet a minimum level of investment; (iv) to maintain a minimum amount of equipment for drilling and work-over under hire and in operation; and (v) to assign to Petrominera S.E. 41% of YPF’s interest in the exploitation concessions of El Tordillo, La Tapera and Puesto Quiroga (amounting to 5% of the total concessions) and in the related JO.

•	Rio Negro

In December 2014, YPF, YSUR Energía Argentina S.R.L., YSUR Petrolera Argentina S.A. entered into a Renegotiation Agreement with the Province of Rio Negro to extending for 10 years the original term of the following exploitation concessions as from maturity of their original granting terms: (i) “El Medanito”, “Barranca de los Loros”, “Señal Picada-Punta Barda”, “Bajo del Piche” where YPF holds 100%, up to November 14, 2027; (ii) “Los Caldenes” where YPF holds 100%, up to September 19, 2036; (iii) “Estación Fernández Oro”, where YSUR Energía Argentina S.R.L. holds 100%, up to August 16, 2026; and (iv) “El Santiagueño” where YSUR Petrolera Argentina S.A. holds 100%, up to September 6, 2025.

The Renegotiation Agreement was confirmed by the legislature of the Province of Rio Negro by the issuance of Provincial Law No. 5027 dated December 30, 2014. The companies signing the Renegotiation Agreement assumed the following commitments, among others: (i) payment of US$ 46 million as Fixed Bonus, (ii) contributions to social development and institutional strengthening amounting to US$ 9.2 million, (iii) supplementary contributions equivalent to 3% of the monthly oil production and 3% of the monthly gas production, (iv) annual contributions for training, research and development, (v) compliance with a minimal development and investment plan, and (vi) investment for the execution of environmental remediation plans.

•	Tierra del Fuego

The Company has negotiated with the Executive Office of the province of Tierra del Fuego the terms in order to extend their concessions in such province, having signed, on December 18, 2013, the Agreement of Extension of concessions of Tierra del Fuego (until November 14, 2027), Los Chorrillos (until April 18, 2026) and Lago Fuego (until November 6, 2027). On October 10, 2014, Act No. 998 and Act No. 997 approving the extension agreements were enacted.

•	National Executive Branch

The National Executive Branch by Administrative Decision No. 1/2016, published on January 8, 2016, extended the term of the exploitation concession in the Magallanes area for the National Government’s portion, as from November 14, 2017 for a period of 10 years, in accordance with Section 35 of Law No. 17,319.

The Administrative Decision No. 1/2016 establishes the following terms and conditions: (i) approval of the investment plan (ii) the payment of US$ 12.5 million as an extension bonus, which has been appealed by YPF as to its calculation which has not been defined to date, and (iii) the payment of 15% of royalties on the production of hydrocarbons pursuant to Article 59 of Law No. 27,007.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

29.	CONTRACTUAL COMMITMENTS (Cont.)

29.b) Project investment agreements

•	Agreements for the development of Loma La Lata Norte and Loma Campana areas

On July 16, 2013, the Company and subsidiaries of Chevron Corporation (“Chevron”) signed a Project Investment Agreement (“the Agreement”) with the objective of the joint exploitation of unconventional hydrocarbons in the province of Neuquén. The Agreement contemplates an expenditure, subject to certain conditions, of US$ 1,240 million by Chevron for the first phase of work to develop about 20 km2 (the “pilot project”) (4,942 acres) of the 395 km2 (97,607 acres) corresponding to the area dedicated to the project, located in the aforementioned province and includes Loma La Lata Norte and Loma Campana areas. This first pilot project includes the drilling of more than 100 wells.

During September 2013, and upon the fulfillment of certain precedent conditions (among which is the granting of an extension of the Loma Campana concession maturity until 2048 and the unitization of that area with the sub-area Loma La Lata Norte), Chevron made the initial payment of US$ 300 million.

On December 10, 2013, the Company and some of its subsidiaries and subsidiaries of Chevron successfully completed the pending documents for the closing of the Investment Project Agreement, which enables the disbursement by Chevron of US$ 940 million, in addition to the US$ 300 million that such company has already disbursed. For such purposes, the Company and Chevron made the necessary contracts for the assignment in favor of Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) of 50% of the exploitation concession Loma Campana, and supplementary agreements including the contract for the organization of the JO and the Joint Operating Agreement for the operation of Loma Campana, where YPF shall participate as area operator.

The Company indirectly holds 100% of the capital stock of CHNC, but under the existing contractual arrangements, it does not make financial or operative decisions relevant to CHNC and does not fund its activities either. Therefore, the Company is not exposed to any risk or rewards due to its interest in CHNC. Thus, as required by IFRS, the Company has valued its interest in CHNC at cost, which is not significant, and has not recorded any profit or loss for such interest for the years ended December 31, 2016, 2015 and 2014.

Considering the rights that Chevron could exercise in the future over CHNC to access to the 50% of the concession and supplementary rights, and as a guarantee for such rights and other obligations under the Project Investment Agreement, a pledge over the shares of YPF’s affiliate, which is an indirect holder of YPF’s interest in CHNC, has been made in favor of Chevron.

In this context, and considering that YPF is the Loma Campana area operator, the parties have executed a Project Obligations, Indemnities and Guarantee Agreement, by virtue of which the Company makes certain representations and guarantees in relation to the Investment Project Agreement. This guarantee on the operation and management of the Project does not include the project’s performance or return on investment, both at the exclusive risk of Chevron.

Finally, other supplementary agreements and documents related to the Investment Project Agreement have been signed, including: (a) the agreement for the allocation of certain benefits deriving from Executive Order No. 929/2013 from YPF to CHNC; (b) terms and conditions for YPF’s acquisition of natural gas and crude oil pertaining to CHNC for 50% of the interest in the Loma Campana area; and (c) certain agreements for the technical assistance of Chevron to YPF.

During April 2014, YPF and certain of its subsidiaries and subsidiaries of Chevron, successfully completed the second phase of the Project Investment Agreement and Chevron has confirmed its decision to continue with the investment project in unconventional hydrocarbons in the Loma Campana area, thereby commencing the third phase of such project. The duration of this third phase will encompass the life of the project, until the expiration of the Loma Campana concession. At the present time, there are 2 drilling rigs operating in the above mentioned area and more than 19 thousand daily barrels of oil equivalent to the percentage of participation extracted.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

29.	CONTRACTUAL COMMITMENTS (Cont.)

During fiscal years 2016, 2015 and 2014, YPF and CHNC carried out transactions, among others, the purchases of gas and crude oil by YPF for 5,912, 3,556 and 2,311, respectively. These transactions will be consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of December 31, 2016, 2015 and 2014 amounts to 544, 553 and 837, respectively.

•	Agreements for the development of the Chihuído de la Sierra Negra Sudeste – Narambuena area

During April 2014, YPF and Chevron signed a new Project Investment Agreement with the objective of the joint exploration of unconventional hydrocarbons in the Province of Neuquén, within the area Chihuido de la Sierra Negra Sudeste – Narambuena. The investment will be undertaken exclusively by, and at the sole risk of, Chevron. The investment will be disbursed in two stages.

To this end, the Company and Chevron entered into the necessary agreements to implement the assignment to Compañía de Desarrollo No Convencional S.R.L (“CDNC”) of (a) a 50% interest in the Narambuena Exploration Project Area and (b) a 7% legal interest in the Exploitation Concession of Chihuído de la Sierra Negra in Neuquén and Mendoza. However, contractual rights of Chevron are limited to Narambuena Area, as YPF will hold 100% ownership of the conventional production and reserves outside the Project Area and Desfiladero Bayo field. On May 29, 2015, the first phase of the Agreement was closed with the perfection of the relevant assignments. At present, 3 vertical wells and 1 horizontal well have been drilled and completed.

The plan to be followed will be specified after evaluating the results of the exploratory activities. In June 2017, Chevron will define whether to continue in the project to execute the second phase that would consist of the drilling and completion of 4 horizontal wells in the period 2018 – 2019.

The Company indirectly holds a 100% interest in the capital stock of CDNC; however as pursuant to effective contractual agreements, the Company neither exercises CDNC’s relevant financial and operating decision-making rights nor funds its activities, the Company is not exposed to risks and benefits for its interest in CDNC. Therefore, according to IFRS, the Company has valued its interest in CDNC at cost, which is not significant, and has not recorded any income (loss) for the said interest for the fiscal years ended December 31, 2016, 2015 and 2014.

•	Agreements for the development of El Orejano area

On September 23, 2013, the Company, Dow Europe Holding B.V. and PBB Polisur S.A., (hereinafter, collectively, “Dow”) signed an agreement (the “Agreement”), which contemplates an expenditure by both parties of up to US$ 188 million which will be directed towards the joint exploitation of an unconventional gas pilot project in the Province of Neuquén, in the area of “El Orejano” of which Dow provided US$ 120 million by means of a financing agreement convertible into a participation in the project, which contemplates a first phase of work during which 16 wells will be drilled.

On October 22, 2015, both parties agreed to an Addenda which provides, among other things, for: (i) an increase in the amount to be disbursed by Dow, by US$ 60 million, totaling US$ 180 million, through a convertible financing in an interest in the project, for the same purposes and effects than those of the previous disbursements, and (ii) an extension of the time period during which Dow may exercise the conversion option, up to December 18, 2015. On October 30, 2015, the Company received the additional amounts committed.

On December 15, 2015, Dow exercised the option provided for in the Agreement, whereby YPF has assigned 50% of its interest in the exploitation concession of “El Orejano” area, which amounts to a total area of 45km2, in the Province of Neuquén.

In addition, the parties have formed a JO for the exploration, evaluation, exploitation and development of hydrocarbons in “El Orejano” area, which became effective on January 1, 2016 and in which Dow and YPF each have a 50% interest.

As of December 31, 2016, 33 wells have been drilled, of which 25 wells are completed.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

29.	CONTRACTUAL COMMITMENTS (Cont.)

•	Agreements for the development of Rincón del Mangrullo area

On November 6, 2013, the Company and Petrolera Pampa S.A. (hereinafter “Petrolera Pampa”) signed an investment agreement under which Petrolera Pampa undertakes to invest US$ 151.5 million in exchange for 50% of the interest in the production of hydrocarbons in the area of Rincón del Mangrullo in the Province of Neuquén, pertaining to the formation “Formación Mulichinco” (hereinafter the “Area”), where YPF shall be area operator.

During this first stage, Petrolera Pampa has undertaken to invest US$ 81.5 million for the drilling of 17 wells and the acquisition and analysis of about 40 km2 of 3D seismic data.

The second phase investment contemplates an investment of US$ 70 million to drill 15 wells.

As of December 31, 2015, the two stages were completed.

On May 26, 2015 a supplementary agreement (the “Amendment”) to the investment agreement dated November 6, 2013 was signed. The Amendment establishes an interest of 50% of each of the parties in the entire production, costs and investments for the development of the Area with retroactive effect from January 1, 2015, excluding from the agreement only the formations of Vaca Muerta and Quintuco. It should be noted that on July 14, 2015, the necessary requirements for the effectiveness of the said Amendment were met.

Such investments include surface facilities in the area of US$ 150 million, which include the first expansion stage of the treatment facilities, bringing the current capacity of 2 to 4 million cubic meters per day to allow the conditioning and evacuation of future production from the block. The Amendment also includes the expansion of the investment commitment of Petrolera Pampa in a third investment phase of US$ 22.5 million, for the drilling of additional wells targeting the Mulichinco Formation. This third phase began on July 1, 2016, and the disbursement of US$ 15 million agreed for the current fiscal year was completed by December 31, 2016, remaining a balance of US$ 7.5 million for the following fiscal year.

In addition, the Amendment includes an exploratory program for the Lajas Formation as a goal, for the period 2015-2016. As of December 31, 2016, the exploratory well drilled in 2015 is on an extended trial period. As of the date of issuance of these consolidated financial statements, YPF and Petrolera Pampa are defining the coordinates of the second exploratory well of stage 1 to be drilled in 2017. According to the results, Pampa may choose to continue with a second investment stage with the same goal.

•	Agreements for the development of La Amarga Chica area

On August 28, 2014, the Company signed an Agreement with Petronas (E&P) Overseas Ventures Sdn. Bhd, (hereinafter, “Petronas”), whereby YPF and Petronas agreed on the main terms and conditions to jointly develop a shale oil pilot project in three annual phases involving a jointly investment of up to US$ 550 million plus VAT in the La Amarga Chica area, province of Neuquén. Petronas will invest US$ 475 million and YPF will invest US$ 75 million.

YPF will be the operator of the area and will assign a 50% interest in the concession to Petronas E&P Argentina S.A. (hereinafter “PEPASA”).

Dated December 10, 2014 the Company and PEPASA, a Petronas affiliate, entered into an Investment Project Agreement for the joint exploitation of unconventional hydrocarbons in La Amarga Chica area in the Province of Neuquén. It should be noted that on May 10, 2015, the conditions required for the entry into force of that Pilot Plan in 2015 were complied with. The Agreement also provides that both companies will assess the expansion of the strategic association to other exploration areas with potential for unconventional resources.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

29.	CONTRACTUAL COMMITMENTS (Cont.)

Likewise, the parties signed the following supplementary agreements to the Investment Agreement: (a) Assignment Agreement for the assignment of 50% of the concession of the La Amarga Chica area; (b) JO formation contract; (c) JO Agreement; (d) Assignment Guarantee Agreement; (e) First Option Agreement for trading crude oil; and (f) Assignment of Rights on Hydrocarbon Export Agreement.

Additionally, Petronas has granted a payment guarantee for certain financial obligations assumed by PEPASA under the Investment Agreement.

Once contributions of each annual phase are made, PEPASA would be entitled to opt-out of the joint development agreement upon surrender of its participation in the concession and the settlement of liabilities as of the date of opt-out (without access to the 50% of the net production value of drilled wells until exercise of the opt-out options).

Upon full compliance with the parties’ commitments during the Pilot Plan, each party will contribute 50% to the work schedule and cost budget based on the JO Agreement. The Investment Agreement provides that during the three phases of the Pilot Plan, a 3D seismic acquisition and processing program will be completed, covering the whole concession area, 35 wells will be drilled with the Vaca Muerta formation as the objective (including vertical and horizontal wells), and a series of surface installations will be built with the purpose of evacuating the area production.

On November 23, 2016, PEPASA and YPF ratified the continuity of the project that both companies develop in La Amarga Chica area, in the province of Neuquén.

For this new stage, both companies are contemplating the drilling of 10 horizontal wells and the completion and construction of new works and facilities to transport the production of shale oil obtained at the site. The joint investment commitment in this new phase amounts to US$ 192.5 million.

As of December 31, 2016, 9 wells, 2 vertical and 7 horizontal wells, have been drilled.

•	Subdivision of Bandurria Block – Neuquén

On July 16, 2015, the Province of Neuquén, pursuant to executive orders No. 1536/2015 and 1541/2015, approved the subdivision of the Bandurria block (465.5 km2) and awarded 100% of the area known as “Bandurria Norte” (107 km2) to Wintershall Energía S.A., 100% of the area known as “Bandurria Centro” (130 km2) to Pan American Energy LLC (Sucursal Argentina) and 100% of the area known as “Bandurria Sur” (228.5 km2) to YPF, awarding to YPF an Unconventional Hydrocarbons Exploitation Concession in Bandurria Sur area, for a 35-year term, with a commitment to develop a pilot plan to be completed in 3 years with a related investment of US$ 360 million.

•	Granting of exploitation concession for Lindero Atravesado block – Neuquén

On July 10, 2015, the Province of Neuquén agreed to award to both partners, Pan American Energy LLC (Sucursal Argentina) and YPF, pro rata in accordance with their respective interests (62.5% and 37.5%, respectively) in the “Lindero Atravesado” joint venture, the right to an Unconventional Hydrocarbons Exploitation Concession for a 35-year term, pursuant to the provisions of sections 27 bis, 35(b) and related sections of Law No. 17,319, as amended by Law No. 27,007. As a condition to the award of the above mentioned concession rights, concession holders have agreed to carry out an Unconventional Tight Gas Pilot program within 4 years, beginning on January 1, 2015, with an investment of US$ 590 million. On July 16, 2015, an agreement in this respect was approved by Executive Order No. 1540/2015 of the Province of Neuquén.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

29.	CONTRACTUAL COMMITMENTS (Cont.)

•	Extension of the JO Agreement for the Magallanes Area

On November 17, 2014, Enap Sipetrol Argentina (“ENAP”) made to YPF, and YPF accepted, an offer whereby ENAP’s rights and obligations under the Magallanes area JO Agreement were extended until the concession termination, with ENAP keeping 50% interest and continuing as Operator. The area concession includes three jurisdictions: Santa Cruz, Estado Nacional and Tierra del Fuego (as of the date of these financial statements, the concessions of the two first-named have been extended). In consideration for such extension, ENAP agreed to pay to YPF, or invest in the Joint Venture on behalf and on account of YPF, US$ 100 million, subject to certain conditions. The Agreement further provides for the obligation to agree on a so-called “Incremental Project” by September 15, 2015. The Incremental Project was approved by an operating committee on September 10, 2015, and its approval was ratified by YPF on October 20, 2015. Notwithstanding the foregoing, ENAP is entitled to withdraw at any time from the Incremental Project, without right to compensation or reimbursement therefor, including the Consideration and any royalties as may have been paid until termination.

•	Agreement between YPF and Pampa Energía S.A.

The agreement executed between YPF and Pampa Energía S.A. for the acquisitions of the Neuquén and Aguada de la Arena areas is described in Note 3.

•	Agreement among YPF and its subsidiary YSUR Energía Argentina S.R.L., the Province of Neuquén and Gas y Petróleo del Neuquén S.A. (“GyP”)

On October 17, 2016, YPF and its subsidiary YSUR Energía Argentina SRL, the Province of Neuquén and GyP, have entered into an agreement whereby, under Laws No. 17,319, 24,145, 26,197, 26,741 and 27,007 and other applicable legislation, they have agreed as follows, with the subsequent approval of the Agreement by Executive Order No. 1431/2016 of the Executive Power of the Province of Neuquén and the ratification by Provincial Law No. 3030/2016:

i.	With regard to “Pampa de las Yeguas I” and “La Ribera I and II” areas, the reconversion of the contracts with GyP into non-conventional operating concessions without GyP participation, for an associated 35-year term, under the terms of Law No. 27,007. The total investment commitment of YPF and its partners associated with the granting of the aforementioned concessions amounts to US$ 220 million, US$ 170 million of which corresponds to YPF’s equity interests.

ii.	With regard to the “La Amarga Chica”, “Bajada de Añelo” and “Bandurria Sur” areas, the terms for the execution of the pilot plans were extended up to a maximum term of 5 years under Law No. 27,007.

iii.	With regard to the “Aguada de Castro”, “Bajo del Toro”, “Cerro Arena”, “Cerro Las Minas”, “Chasquivil”, “Las Tacanas”, “Loma del Molle”, “Pampa de las Yeguas II” and “Salinas del Huitrín” areas, the conversion of the contracts with GyP into exploration permits for non-conventional purposes without participation of GyP, for the associated term of 4 years, under the terms of Law No. 27,007, partially restoring the surface in some of the areas mentioned above. The total commitment of activity associated with the granting of the aforementioned permits will involve an estimated investment by YPF and its partners of US$ 232 million, US$ 155 million of which correspond to YPF’s equity interest.

iv.	Finally, the total equity interest of GyP in the “Cerro Avispa”, “Cerro Partido”, “Loma del Mojón”, “Los Candeleros”, “Santo Domingo I”, “Santo Domingo II”, “Cortadera”, “Huacalera”, “Buta Ranquil I”, “Buta Ranquil II”, “Rio Barrancas”, “Chapua Este”, “Corralera” and “Mata Mora” areas has been restored to it.

v.	That, in consideration of the granting of permits, concessions and extension of the deadlines for the execution of the pilot plans, YPF will pay the Province the sum of US$ 30 million, which amount will be partially repaid to YPF by the partners.

On November 25, 2016, Executive Orders No. 1732/2016 and 1733/2016 were enacted, granting the exploration permits, operating concessions and extension of the periods contemplated in the Agreement.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

29.	CONTRACTUAL COMMITMENTS (Cont.)

29.c) Contractual commitments

The Group has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract. The anticipated estimated losses for contracts in progress, if any, considering the compensations mentioned above, have been charged to the income of the year in which they were identified.

In this order, the Group has renegotiated certain natural gas export contracts, and has agreed, between others, to limit compensations only in case of interruptions and/or suspension of deliveries from any cause, except physical force majeure. Also, the Group has agreed to make investments and export gas to temporarily import certain final products. As of the date of issuance of these financial statements, the Group is fulfilling the agreed commitments mentioned above. To the extent that the Group does not comply with such agreements, we could be subject to significant claims, subject to the defenses that the Group might have.

The Group under certain trade agreements has undertaken the obligation with third parties to buy goods and services (such as liquefied petroleum gas, electricity, gas, oil and steam) that as of December 31, 2016 amounted to about 24,872. In addition, it has exploratory, investment and expense commitments until the termination of some of its concessions for 231,384 as of December 31, 2016, including commitments for the extension of concessions mentioned in previous paragraphs.

29.d) Operating lease commitments

As of December 31, 2016, the main lease agreements to which the Group is a lessee correspond to:

•	Lease agreements of equipment for installations and production equipment in reservoirs, and natural gas compression equipment, for an average term of 3 years with the option to be renewed for one 1 additional year and for which the contingent quotas are calculated from a rate per unit of use (pesos per hour / day of use).

•	Lease agreements of vessels and crafts for the transportation of hydrocarbons, for an average term of 5 years and for which the contingent quotas are calculated from a rate per unit of use (pesos per hour / day of use).

•	Lease agreement of land for the installation and operation of service stations, for an average term of approximately 10 years and for which the contingent quotas are calculated from a rate per unit of estimated fuel sales.

The charges for the contracts mentioned above for the fiscal years ended December 31, 2016, 2015 and 2014 amounted to approximately 7,612, 7,364 and 5,438, respectively, corresponding to 1,698, 746 and 1,737 of minimum payments and 5,914, 6,618 and 3,701 of contingent installments, and have been charged to “Rental of real estate and equipment” and “Contracts of work and other services” in the consolidated statement of comprehensive income.

As of December 31, 2016, the estimated future payments related to these contracts are as follows:

	Up to 1 year	From 1 to 5 years	After 6 years
Estimated future payments	4,136	7,946	290

29.e) Granted Guarantees

As of December 31, 2016, the Group has issued letters of credit for the approximate sum of US$ 7 million to secure certain environmental obligations and guarantees valued at approximately US$ 243 million to secure the performance of the contracts.

Additionally, see Note 29.b) for a description of the Chevron transaction and see Note 16 for a description of the financial loans and negotiable obligations secured by cash flows.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

30.	MAIN REGULATIONS AND OTHER

30.a) New Hydrocarbon Law:

On October 31, 2014, the Argentine Republic Official Gazette published the text of Law No. 27,007, amending the Hydrocarbon Law No. 17,319. The most relevant aspects of the new law are as follows:

•	As regards exploration permits, it distinguishes between those with conventional and unconventional objectives, and between explorations in the continental shelf and in territorial waters, establishing the respective terms for each type.

•	As regards concessions, three types of concessions are provided, namely, conventional exploitation, unconventional exploitation, and exploitation in the continental shelf and territorial waters, establishing the respective terms for each type.

•	The terms for hydrocarbon transportation concessions were adjusted in order to comply with the exploitation concessions terms.

•	As regards royalties, a maximum of 12% is established, which may reach 18% in the case of granted extensions, where the law also establishes the payment of an extension bond for a maximum amount equal to the amount resulting from multiplying the remaining proven reserves at the end of effective term of the concession by 2% of the average basin price applicable to the respective hydrocarbons over the 2 years preceding the time on which the extension was granted.

•	The extension of the Investment Promotion Regime for the Exploitation of Hydrocarbons (Decree No. 929/2013) is established for projects representing a direct investment in foreign currency of at least US$ 250 million, increasing the benefits for other type of projects.

•	Reversion and transfer of hydrocarbon exploitation permits and concessions in national offshore areas is established when no association contracts subscribed with ENARSA to the National Secretariat of Energy exist.

30.b) Hydrocarbon Sovereignty Regime – Decree No. 1,277/2012:

On July 25, 2012, the executive decree of Law No. 26,741, Decree No. 1,277/2012, was published, creating the “Regulation of the Hydrocarbons Sovereignty Regime in the Argentine Republic”. Among other matters, the mentioned decree establishes: the creation of the National Plan of Investment in Hydrocarbons; the creation of the Commission for Planning and Coordination of the Strategy for the National Plan of Investment in Hydrocarbons (the “Commission”), which will elaborate on an annual basis, within the framework of the National Hydrocarbon Policy, the National Plan of Investment in Hydrocarbons; the National Registry of Investments in Hydrocarbons in which the companies undertaking activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels will have to register; and the obligation for the registered companies to provide their Plan of Investments every year before September 30, including a detail of quantitative information in relation to the activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels according to each company.

Additionally, the mentioned companies will have to provide their plans in relation to the maintenance and increase of hydrocarbons reserves, including: a) an investment in exploration plan; b) an investment plan in primary hydrocarbons reserves recovery techniques; and c) an investment plan in secondary hydrocarbons reserves recovery techniques, which will be analyzed by the Commission; the Commission will adopt the promotion and coordination measures that may consider necessary for the development of new refineries in the National Territory, that may allow the growth in the local processing capacity in accordance with the aims and requirements of the National Plan of Investment in Hydrocarbons; in relation to prices, and accordingly to the Decree, for the purpose of granting reasonable commercial prices, the Commission will determine the criteria that shall govern the operations in the domestic market. In addition, the Commission will publish reference prices of each of the components of the costs and the reference prices for the sale of hydrocarbons and fuels, which will allow to cover the production costs attributable to the activity and to reach a reasonable margin of profit.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

30.	MAIN REGULATIONS AND OTHER (Cont.)

Not complying with the dispositions included in the Decree and supplementary rules may result in the following penalties: fine, admonition, suspension or deregistration from the registry included in section 50 of Law No. 17,319 or the nullity or expiration of the concessions or permits. Moreover, the mentioned Decree abrogates the dispositions of the Decrees No. 1,055/1989, 1,212/1989 and 1,589/1989 (the “Deregulation Decrees”) which set, among other matters, the right to the free disposition of hydrocarbon production.

On December 29, 2015, the Executive Branch issued order No. 272/2015, resolving for the dissolution of the Commission and its Regulations, and also providing that the powers vested on the Commission were to be exercised by the MINEM.

30.c) Investment Promotion Regime for the Exploitation of Hydrocarbons – Decree No. 929/2013

Decree No. 929/2013 provides for the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (the “Promotional Regime”), both conventional and unconventional, which will apply throughout the territory of the Republic of Argentina. Inclusion in the Promotional Regime may be applied for by subjects registered with the Hydrocarbon Investments National Register and holding hydrocarbon exploration permits and/or exploitation concessions and/or any third party associated and together with, such holders, provided they file with the Strategic Planning and Coordination Commission of the Hydrocarbon Investments Nation Plan created by Executive Order No.1,277/2012 a “Hydrocarbon Exploitation Investment Project” entailing a direct investment in foreign currency of at least US$ 1,000 million, computed as of the filing of the Hydrocarbon Exploitation Investment Project to be invested during the first five years of the Project (this amount was amended by the subsequent Law No. 27,007 to US$ 250 million). Among the benefits to subjects comprised by the Promotional Regime, the following are highlighted: i) they will be entitled, subject to the terms of Law No. 17,319 and as from the fifth successive year of actual execution of their respective “Hydrocarbon Exploitation Investment Projects”, to freely sell to foreign markets 20% of their production of liquid and gaseous hydrocarbons produced under the said Projects, with a 0% rate for export duties, should these be otherwise applicable; ii) they will be entitled to free availability of 100% of any foreign currency obtained from export of the hydrocarbons mentioned in the preceding item, provided that the approved “Hydrocarbon Exploitation Investment Project” implies the entry of foreign currency to the Argentine market of at least US$ 1,000 million and as mentioned hereinabove; iii) it is provided that, during periods where national production is not enough to meet domestic supply needs under the terms of section 6 of Law No. 17,319, subjects included In the Promotional Regime shall be entitled, as from the fifth year from approval and execution of their respective “Hydrocarbon Exploitation Investment Projects”, to obtain, in compensation for the percentage of liquid and gaseous hydrocarbons produced under such Projects available for export as mentioned herein above, an export price of not less than the reference export price, for whose determination the incidence of export duties otherwise applicable will not be computed.

In addition, the Executive Order creates the institute of “Unconventional Hydrocarbon Exploitation”, consisting of the extraction of liquid and/or gaseous hydrocarbons through unconventional stimulation techniques applied in fields located in shale gas or shale oil, tight sands, tight gas and tight oil, and coal bed methane geological rock formations and/or characterized, generally, by the presence of low- permeability rocks. In connection therewith, it has been provided that subjects holding hydrocarbon exploration permits and/or exploitation concessions included in the Promotional Regime will be entitled to apply for an “Unconventional Hydrocarbon Exploitation Concession”. In addition, holders of “Unconventional Hydrocarbon Exploitation Concessions” who in turn are holders of an adjacent pre-existing exploitation concession, may apply for the merging of both areas into a sole unconventional area, provided that due evidence is given of the geological continuity of the relevant areas.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

30.	MAIN REGULATIONS AND OTHER (Cont.)

30.d) Withholding rates of hydrocarbon exports

Law No. 25,561 on Public Emergency and Exchange System Reform (“Public emergency law”), issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from the Province of Tierra del Fuego, which were previously exempted. In addition, Law No. 26,732 published in the Official Gazette in December 2011 extended for an additional 5 years the mentioned regime. On November 16, 2007, the Ministry of Economy and Production (“MEP”) published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products.

In addition, Resolution No. 1/2013, published on January 3, 2013, and Resolution No. 803/2014, published on October 21, 2014, by the Ministry of Economy and Public Finance modified the reference and floor prices. Resolution No. 1,077/2014, dated December 29, 2014, repealed Resolution No. 394/2007 and amended and established a new withholding system based on the International Price of crude oil (“IP”), calculated on the basis of the “Brent value” applicable to the export month minus eight dollars per barrel (US$ 8.00/bbl). The new regime establishes a general nominal rate of 1% while IP is below US$ 71/bbl. Additionally, the resolution establishes an increasing variable rate for export of crude oil while IP is above US$ 71/bbl; therefore, the producer will collect a maximum value of about US$ 70 per exported barrel, depending on the quality of crude oil sold. Likewise, the resolution establishes a variable increasing withholding rates for exports of diesel, gasoline, lubricants and other petroleum derivatives when IP exceeds US$ 71/bbl by using formulas allowing the producer to collect a portion of such higher price.

Furthermore, in March 2008, Resolution No. 127/2008 of the MEP increased the natural gas export withholding rate to 100% of the highest price from any natural gas import contract. This resolution has also established a variable withholding system applicable to liquefied petroleum gas, similar to the one established by the Resolution No. 394/2007. In February 2015, Ministry of Economy and Public Finance Resolution No. 60/2015 modified the reference values of Resolution No. 127/2008 and reduced the export duty rate from 45% to 1% when IP was lower than the reference value.

Notwithstanding the above, upon the expiration of the 5 year extension established by Law No. 26,732, which was in effect on January 7, 2017, the right to export hydrocarbons created by Article 6 of Law No. 25,561 was not extended.

30.e) Liquid hydrocarbons regulatory requirements:

•	Resolution No. 1,679/2004 of the Secretariat of Energy reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/2002, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution No. 1,338/2006 of the Secretariat of Energy added other petroleum products to the registration regime created by Executive Decree No. 645/2002, including gasoline, fuel oil and its derivatives, diesel, aviation fuel, asphalts, certain petrochemicals, certain lubricants, coke and petrochemical derivatives. Resolution No. 715/2007 of the Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate for exports of products included under the regime of Resolution No. 1,679/2004; the fulfilment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/2002.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

30.	MAIN REGULATIONS AND OTHER (Cont.)

In addition, certain regulations establish that exports are subordinate to supplying the domestic market. In this way, Resolution No. 25/2006 of the Secretariat of Domestic Commerce, issued on October 11, 2006, imposes on each Argentine refining and/or retail company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (which at least should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The mentioned commercialization should be done without altering or affecting the normal operation of the diesel market.

•	Additionally, Rule No.168/2004 requires companies intending to export LPG to first obtain an authorization from the Secretariat of Energy, by demonstrating that local demand was satisfied or that an offer to sell LPG to local demand has been made and rejected.

•	In January 2008, the Secretariat of Domestic Commerce issued Resolution No.14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

•	On January 26, 2012, the Secretariat of Domestic Commerce issued Resolution No. 6/2012 whereby (i) YPF and other four oil companies were required to sell diesel oil to public bus transportation companies at a price not higher than the retail price charged on its service station located, in general terms, nearest to the place of delivery of diesel fuel to each such transportation company, while maintaining both historic volumes and delivery conditions; and (ii) it created a price monitoring scheme of both the retail and the bulk markets to be implemented by the CNDC. YPF has appealed that resolution. On February 16, 2012, YPF filed with the CNDC an appeal against Resolution No. 6/2012, for submission to the Civil and Commercial Federal Court of Appeals of Buenos Aires. Meanwhile, on March 2, 2012, YPF challenged this Resolution and requested a preliminary injunction against its validity. YPF’s preliminary injunction has been granted and the effects of the Resolution No. 6/2012 have been temporarily suspended, until the appeal is judicially resolved.

On December 9, 2014, Room 1 of the Civil and Commercial Federal Court of Appeals of Buenos Aires concluded that the issue was moot based on the various changes and modifications in the liquid fuels market and its various prices, and therefore considered a ruling by the Court to be futile with respect to whether or not the appealed decision was correct, since it would have no legal effect on the parties in light of the changes observed in those markets. For this reason, the information related to this case will be restricted moving forward.

•	On March 13, 2012, YPF was notified of Resolution No. 17/2012, issued by the Argentine Secretariat of Domestic Commerce, pursuant to which YPF, Shell Compañía Argentina de Petróleo, S.A. and ESSO Petrolera Argentina S.R.L were ordered to supply jet fuel for domestic and international air transport at a price net of taxes not to exceed 2.7% of the price net of taxes of medium octane gasoline (not premium) offered at its closest service station to the relevant airport, while maintaining its existing supply logistics and its usual supply quantities. The abovementioned resolution benefits companies owning aircraft that operate in the field of commercial passenger or commercial passenger and cargo aviation which are registered under the Argentine National Aircraft Registry. According to a later clarification from the Secretary of Domestic Commerce, the beneficiaries of the measure adopted by this resolution are the following companies: Aerolíneas Argentinas, Andes Líneas Aéreas S.A., Austral – Cielos del Sur, LAN Argentina S.A. and Sol S.A. Líneas Aéreas. In addition, in said resolution, the Argentine Secretariat of Domestic Commerce indicated that it considered convenient to implement a price surveillance system to be implemented by the CNDC. YPF has challenged such resolution, which will be reviewed by a court. The Civil and Commercial Federal Court granted the appeal filed by YPF with staying effect; consequently, the effects of Resolution No. 17/2012 were suspended until the legality or illegality of the Resolution is solved. Subsequently, the State filed an Extraordinary Federal Appeal, and YPF responded to the corresponding transfer.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

30.	MAIN REGULATIONS AND OTHER (Cont.)

On August 31, 2012, YPF was notified of the judgment of the mentioned Court, which declared the nullity of Resolution No. 17/2012, based on the lack of jurisdiction of the Argentine Secretariat of Domestic Commerce to issue a measure of that nature.

In December 2015, the CSJN issued a judgment allowing the appeal filed by the State to proceed. Thus, the CSJN confirmed the Argentine Secretariat of Domestic Commerce’s authority to issue precautionary administrative measures pursuant to Article 35 of Law No. 25,156. In addition, it remanded the case “to the court of first instance” so that to it may issue a new ruling based on what was concluded. Consequently, the Civil and Commercial Federal Court must issue a new ruling on the legality of Resolution No. 17/2012 based on grounds argued by YPF on the merits of the matter.

On February 20, 2017, YPF was notified of the Argentine Secretariat of Domestic Commerce’s Resolution that ordered the administrative record be filed in accordance with the prior opinion issued by the CNDC as a result of having concluded that YPF’s conduct did not violate Law No. 25,156 and was not contrary to the public interest. For this reason, the information related to this case will be restricted moving forward.

•	Decree No. 1,189/2012 of the National Executive Power, dated July 17, 2012, established that the jurisdictions and entities of the National public Sector included in section 8, subsection a) of Law No. 24,156 (National Administration, formed by the central administration and the decentralized agencies including the social insurance institutions) must contract with YPF the provision of fuels and lubricants for the fleet of official cars, boats and aircrafts, except in those cases which have the prior authorization of the Chief of the Cabinet of Ministers.

30.f) Programs for the production and refining of liquid hydrocarbons

•	Refining and Petroleum Plus Programs

Decree No. 2,014/2008 of the Department of Federal Planning, Public Investment and Services of November 25, 2008, created the “Refining Plus” and the “Petroleum Plus” programs to encourage (a) the production of diesel fuel and gasoline and (b) the production of crude oil and the increase of reserves through new investments in exploration and production. The programs entitle refining companies that undertake the construction of a new refinery or the expansion of their refining and/or conversion capacity and production companies that increase their production and reserves within the scope of the program to receive export duty credits to be applied to exports withholdings. In order to be eligible for the benefits of both programs, companies’ plans must be approved by the Argentine Secretariat of Energy.

During February 2012, through Note No. 707/2012, supplemented by Note No. 800/2012, both issued by the Secretariat of Energy, YPF was notified that the benefits granted under the “Refining and Petroleum Plus” programs had been temporarily suspended. The effects of the suspension also apply to benefits accrued and not yet redeemed by YPF at the time of the issuance of the Notes. The reasons alleged for such suspension are that the programs had been created in a context where domestic prices were lower than prevailing prices and that the objectives of those programs had already been achieved. On March 16, 2012, YPF has challenged this temporary suspension.

Pursuant to Executive Order No. 1,330/15 of July 6, 2015, the Government resolved to render ineffective the “Petroleum Plus” program, which had been created by Executive Order No. 2,014 of November 25, 2008.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

30.	MAIN REGULATIONS AND OTHER (Cont.)

•	Stimulus program for the production of crude oil

On February 3, 2015, the Argentine Republic Official Gazette published the text of Resolution No. 14/2015 passed by the Commission for Planning and Coordination of the Strategy for the National Plan of Investment in Hydrocarbons that created the Crude Oil Production Promotion Program for 2015 under which beneficiary companies are awarded economic compensation, payable in pesos, for an amount equivalent to up to US$ 3.00/bbl for the total production of each beneficiary company, provided that its quarterly production of crude oil is higher or equal to the production taken as basis for such program. Basis production is defined as the total production of crude oil by beneficiary companies corresponding to the fourth quarter of 2014, expressed in barrels per day. The beneficiary companies that have met the demands of all refineries authorized to operate in the country and direct part of their production to the foreign market may receive an additional economic compensation of US$ 2.00 or US$ 3.00 for each barrel of exported crude oil, depending on the level of exported volume achieved.

30.g) Regulatory requirements for natural gas

•	Mechanisms for allocating the demand for natural gas

In addition to the regulations that affect the natural gas market mentioned in the section “Claims arising from restrictions in the natural gas market” in Note 14, on June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published in the Official Gazette (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). The purpose of Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customer consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that resolution. On June 22, 2007, the National Direction of Hydrocarbons reported that Agreement 2007-2011 reached the sufficient level of subscription.

On January 5, 2012, the Official Gazette published Resolution of the Secretariat of Energy No. 172 which temporarily extends the rules and criteria established by Resolution No. 599/07, until new legislation replaces the Resolution previously mentioned. This resolution was appealed on February 17, 2012 by filing a motion for reconsideration with the Secretariat of Energy.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

30.	MAIN REGULATIONS AND OTHER (Cont.)

Additionally, on October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1,410/2010 that approves the procedure which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe regulations to the producers’ availability of natural gas (Procedimiento para Solicitudes, Confirmaciones y Control de Gas). By virtue of these procedures, distributors remain able to request all the natural gas necessary to cover the Priority Demand even in the case of natural gas volumes that exceed those that the Secretariat of Energy would have allocated by virtue of the Agreement ratified by the Resolution No. 599/07. Producers are obligated to confirm all the natural gas requested by distributors to supply the Priority Demand. The producers’ shares in such volumes follow the allocation criterion established by the Agreement 2007-2011. It is not possible to predict the estimated demand of the Argentine market that must be satisfied by the producers, whether or not the producer signed the Agreement 2007-2011. Once the Priority Demand has been supplied, the volumes requested by the rest of the segments must be confirmed, leaving the exports last in order of priority. In case the programming does not yield sustainable results, with respect to the objective of maintaining the equilibrium and preserving the operation of the transportation and distribution systems, the necessary reprogramming and redirections will take place. In case the producer’s confirmations are of a lower volume than requested, the transporters will be in charge of making confirmations adequate by redirecting natural gas until the volume required by distributors according to Priority Demand is completed. This greater volume will have to be withdrawn from the confirmations made by that producer to other clients. If the producer would not have confirmed natural gas to other clients from the same basin, the lacking volume will be requested to the rest of the natural gas producers. Therefore, this procedure imposes a supply obligation that is jointly liable for all producers in case any producer supplies natural gas in a deficient way. YPF has challenged the validity of Resolution No. 1,410/2010. On December 9, 2015, the ENARGAS rejected YPF’s challenge to Resolution No. 1410/2010.

•	Trust Fund to finance natural gas imports

On November 27, 2008 through Executive Decree No. 2,067/08, a trust fund was created to finance imports of natural gas for its injection in the national gas pipeline system when necessary to satisfy the domestic demand. The trust fund is financed through the following mechanisms: (i) diverse tariff charges paid by users of transportation services and regularly distributed, gas consumers receiving gas directly from producers, and companies processing natural gas; (ii) special credit programs that may be agreed upon with national or international organizations; and (iii) specific contributions assessed by the Secretariat of Energy on the participants in the natural gas industry. This Decree has been object of diverse judiciary claims, and judges from all over the country have issued precautionary measures for suspension of its effects, grounded on the violation of the principle of legality on tax matters. On November 8, 2009, ENARGAS published Resolution No. 1,982/11 that adjusted the tariff charges established by Executive Decree No. 2,067/08 to be paid by users as from December 1, 2011.

On November 24, 2011, ENARGAS passed Resolution No. 1991/2011, enlarging the number of users obliged to pay tariff charges, including residential services, natural gas processing, industrial premises and electric power plants, among others; this has affected the operations of the Company, and has had a significant impact on our joint subsidiary companies, all of which have filed appeals against the mentioned resolution. For its part, YPF has challenged these resolutions and rejected the charge invoice made by Nación Fideicomiso. On April 13, 2012, YPF obtained a precautionary measure related to the El Portón processing plant, suspending the effects of these resolutions in relation to that plant until a decision on the administrative appeals filed by YPF had been reached.

In November 2012, Law No. 26,784 was passed which granted legal hierarchy, since such date, to the decisions enacted by the Executive Power and ENARGAS, in relation to the charge. Dated December 11, 2014, the CSJN pronounced the “Alliance” judgment, deciding that the charge created by decree 2,067/2008 a tariff charge and not a tax, and thus not subjected to the principle of tax legality. However, the Court left open the possibility of eventual claims or defenses in cases different from the claims raised in the “Alliance” judgment.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

30.	MAIN REGULATIONS AND OTHER (Cont.)

In particular, the application of the above mentioned tariff charge produces an impact so significant in Mega operations that, if not favorably resolved, Mega could have in the future serious difficulties continuing its business. On October 27, 2015, the CSJN issued a resolution on the motion for protection of constitutional rights filed by Mega S.A. (for the period until the enactment of the 2013 Budget Enactment Law No. 26,784) providing that the charge under “Executive Order 2067/08” was unconstitutional and not applicable to Mega.

On April 1, 2016 the MINEM issued Resolution No. 28/2016, which, among others, revoked resolutions passed by the former Ministry of Federal Planning, Public Investment and Services under Section 6 of Executive Order No. 2,067/2008 and Section 7 of Resolution No. 1,451/2008 of the aforementioned Ministry related to the assessment of tariff charges, which instructs the ENARGAS to take the necessary measures to cease applying those charges in the bills issued to users.

30.h) Natural gas production incentive programs

•	Natural Gas Additional Injection Stimulus Programs

On December 2012, YPF and other gas producing companies of Argentina agreed with the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbon Investments (the “Commission”) to establish an incentive scheme for the Additional Injection (all gas injected by the companies above certain threshold) of natural gas. On February 14, 2013 Resolution No. 1/2013 of the Commission was published in the Official Gazette. This resolution formally creates the “Natural Gas Additional Injection Stimulus Program”.

Under this regulation, gas producing companies were invited to file Projects for increasing Total Natural Gas Injection (“the projects”) to the Commission, in order to receive an Increased Price of US$ 7.50/MMBtu for all gas injected above certain threshold (Additional Injection). The Projects shall comply with minimum requirements established in Resolution No. 1/2013, and will be subject to approval consideration by the Commission. The Projects have a maximum term of five (5) years, renewable at the request of the beneficiary, and subject to the decision of the Commission. If the beneficiary company, for a certain month, does not reach the compromised production increase of its project, approved by the Commission, it will have to compensate its failure to achieve the minimum total injection committed in such Project. Resolution No. 60/2013, regulated by Resolution No. 83/2013, established a similar program for the companies that failed to comply with the requirements of Resolution No. 1/2013 and those that had failed to register in time under such Resolution. The price to be paid under the program established in Resolution No. 60/2013 varies between US$ 4.00/MMBtu and US$ 7.50/MMBtu, according to the highest production curve reached by the beneficiary company under the program. Resolution No. 123/2015 was published in the Official Gazette on July 15, 2015, which approved the Regulations governing procurement, sales and transfers of areas, assignments of rights and interest under the approved programs.

On September 29, 2015, Resolution No. 185/2015 was published in the Official Gazette regulating an incentive program for natural gas injection for the benefit of corporate producers which do not have a previous record of natural gas injection. The beneficiary companies will receive a compensation resulting from the difference between US$ 7.50/MMBtu and the price received for the sale of the natural gas in the market. Such compensation shall be received only for natural gas originating in areas whose production rights shall have been acquired from companies registered with any of the two previous programs and provided that during the period in which the transferor shall have calculated its “base injection”, according to its program, the injection of the area operated by the current beneficiary – transferee – shall have been null.

Furthermore, on May 20, 2016, Executive Order No. 704/2016 was issued, which converted into pesos the debt under the Natural Gas Additional Injection Stimulus Program, the Natural Gas Injection Stimulus for Companies with Reduced Injection and debt derived from the Agreement for the Supply of Propane Gas for Undiluted Propane Gas Distribution Networks, taking into account the closing rate of exchange for each period, and the delivery of sovereign bonds issued by the Argentine government denominated in U.S. dollars with an 8% interest rate and a maturity date in 2020 (“BONAR 2020 US$”) for the cancellation thereof.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

30.	MAIN REGULATIONS AND OTHER (Cont.)

The sale of these BONAR 2020 US$ is restricted; therefore, until and including December 2017, the Group may not sell monthly more than 3% of the aggregate amount of the BONAR 2020 US$ received. In addition, during the months in which the Group does not exercise its right to sell the BONAR 2020 US$ up to the above mentioned percentage, it may accumulate the unused percentage for its sale in subsequent months. In no event will the sale in a single month of the accrued balances exceed 12% of the total BONAR 2020 US$ received.

In order to request the cancellation of outstanding payments, beneficiaries must subscribe and file with the Hydrocarbon Resources Secretariat of the MINEM letters of accession. YPF has filed the letters of accession and has reserved the right to claim the exchange differences and interest.

On July 13, 2016, the Group has received, under the Natural Gas Additional Injection Stimulus Program, BONAR 2020 US$, with a face value of US$ 630 million.

In addition, on September 21, 2016, under the Supply of Propane Gas for Undiluted Propane Gas Distribution Networks Agreement, the Group received BONAR 2020 US$, with a face value of US$ 12 million.

•	Stimulus Program for New Natural Gas Projects

On May 18, 2016, MINEM Resolution No. 74/2016 created the “Natural Gas New Projects Stimulus Program” in order to foster natural gas production for those companies submitting new natural gas projects, provided they are not beneficiaries of the “Natural Gas Additional Injection Stimulus Program” or the “Natural Gas Injection Stimulus for Companies with Reduced Injection”, created by Resolutions No. 1/2013 and 60/2013, respectively, of the former Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan.

The submission of new projects, which must be approved by the Hydrocarbon Resources Secretariat, may obtain a stimulus price of US$7.50/MMBtu.

The “Natural Gas Injection Stimulus for Companies without Injection”, created by Resolution No. 185/2015 of the former Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan has been abolished, but any projects submitted under such program which are pending approval must be evaluated under the “Natural Gas New Projects Program”.

The “Natural Gas New Projects Program” shall be effective as from the publication of the relevant resolution in the Official Gazette (May 19, 2016) until December 31, 2018.

Following this Resolution, no new projects may be submitted under the natural gas production incentive Program known as “Gas Plus”, created by Resolution No. 24/2008 of the former Energy Secretariat of the former Ministry of Federal Planning, Public Investment and Services, as amended. Notwithstanding the foregoing, any projects approved under said Program shall remain in full force according to the terms of their respective approvals.

The requirements to be fulfilled by gas to be involved in a new natural gas project are the following: a) it must come from an exploitation concession granted as a result of a discovery reported after the effective date of Resolution No. 1/2013 of the former Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan; or b) come from an exploitation concession of areas classified as “Tight Gas” or “Shale Gas”; or c) belong to companies without natural gas injection registers which acquire an interest in areas belonging to companies registered in the “Natural Gas Additional Injection Stimulus Program” or the “Natural Gas Injection Stimulus for Companies with Reduced Injection”, created by Resolutions No. 1/2013 and 60/2013, respectively, of the former Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan, but for which the total injection coming from the areas in question, including the acquired areas, would have been zero during the period in which the selling company would have calculated its base injection.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

30.	MAIN REGULATIONS AND OTHER (Cont.)

30.i) Regulatory requirements applicable to Natural Gas distribution

The Group participates in natural gas distribution through its subsidiary Metrogas.

The natural gas distribution system is regulated by Law No. 24,076 (the “Gas Act”) that, together with Decree No. 1,738/1992, issued by the Executive Power, other regulatory decrees, the specific bidding rules (Pliego), the Transfer Agreement and the License, establishes the Regulatory Framework for Metrogas’ business.

The License, the Transfer Agreement and the regulations issued pursuant to the Gas Act establish requirements regarding the quality of service, capital investment, restrictions on transfer and encumbrance on assets, cross-ownership restrictions among producers, transporters and distributors, and Metrogas stock transfer.

The Gas Act and the License created ENARGAS as the regulatory entity to administer and enforce the Gas Act and the applicable regulations. In this order, the tariffs for the gas distribution service were established by the License and are regulated by ENARGAS. ENARGAS’ jurisdiction extends to gas transportation, sale, storage and distribution. Its mandate under the Gas Act includes consumer protection, competition protection in gas supply and demand, and the promotion of long-term investments in the gas industry.

•	Gas distribution tariffs have been established in the License and are regulated by ENARGAS. Distribution License

The License authorizes Metrogas to provide the public distribution service for a term of 35 years. The Gas Law provides that Metrogas may request from ENARGAS a License renewal for an addition term of ten years upon the expiration of the original 35 year-term. The ENARGAS shall then evaluate Metrogas’ performance and make a recommendation to the Argentine Executive Branch. Metrogas is entitled to the renewal of its License unless the ENARGAS proves that it has not substantially performed all of its obligations under the Gas Law, the respective regulations and decrees and the License.

At the end of the 35 or 45-year period, as the case may be, the Gas Law requires a new competitive bidding to grant the license, for which, if it has performed its obligations, Metrogas will have the option to equal the best bid made to the Government by a third party.

As a general rule, upon the termination of a License due to completion of its time-period, Metrogas will be entitled to a consideration equal to the value of the designated assets or to the amount paid by the successful bidder in a new call for tenders, whichever is lower.

Metrogas has various obligations under the Gas Law, including the obligation to comply with all reasonable requests within its service area. A service request will not be deemed reasonable if it were uneconomic for a distribution company to undertake the requested service. Metrogas is obliged to operate and maintain its facilities in a safe manner, which may require certain investments to replace or upgrade its facilities pursuant to the License.

The License specifies other obligations of Metrogas, including the obligation to provide a distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to make the Mandatory Investments, to keep certain accounting records and to provide certain regular reports to the ENARGAS.

The License may be revoked by the Argentine Government, upon recommendation from the ENARGAS, in the following cases:

•	Serious and repeated failure by the Metrogas to meet its obligations.

•	Total or partial interruption in the uninterruptible service for reasons attributable to Metrogas for a term exceeding the periods set forth in the License in one calendar year.

•	Sale, disposition, transfer and encumbrance of Metrogas Core Assets, without the prior authorization of the ENARGAS, except where the said encumbrance is used to finance extensions and improvements to the gas pipeline system.

•	Bankruptcy, dissolution or liquidation of Metrogas. The bankruptcy proceedings did not affect the normal course of Metrogas operations, and therefore, could not be the reason for the revocation of the Metrogas License.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

30.	MAIN REGULATIONS AND OTHER (Cont.)

•	Ceasing the provision of the services provided for in the License, or the attempt to unilaterally assign or transfer, in whole or in part (without the previous authorization of the ENARGAS), or the waiver of, other than as permitted.

•	Transfer of the Technical Assistance Contract or the delegation of the duties specified in the Contract, without the previous authorization of the ENARGAS, during the first ten years from License granting.

In relation to restrictions, the License provides that Metrogas will not assume its parent company’s debts or grant credits or encumber assets to secure debt of, or award any other benefit to, its parent company’s creditors.

•	Tariff renegotiation

The Emergency Law published in the Official Gazette on January 7, 2002 affected the legal framework for license contracts of public utility companies.

The main provisions of the Emergency Law that affected the License granted to Metrogas by the Argentine Government are: The “pesification” of the tariffs established in dollars convertible at the exchange rate specified in the Convertibility Law (Law No. 23,928), the prohibition of tariff adjustment based on any foreign index, thereby preventing the application of the international index fixed in the Regulatory Framework (Producer Price Index -PPI- of the United States) and the renegotiation of the License granted to Metrogas in 1992.

Also, the Emergency Law ordered the renegotiation of public services contracts awarded by the Argentine Executive Branch, and that public utility companies were bound to continue performing all their duties.

The Emergency Law, which originally expired in December 2003, was successively extended to December 31, 2017. The terms for license renegotiation and public services concessions were also progressively extended.

Within the framework of the renegotiation process, Metrogas executed a number of agreements with the various entities on behalf of the Argentine Government. The main agreements signed were the following:

i.	2014 Temporary Tariff Agreement

On March 26, 2014, Metrogas signed a Letter of Understanding with the Public Services Contracts Renegotiation and Analysis Unit (the “UNIREN”) whereby a provisional tariff regime is established for the collection of higher revenues than those collected under ENARGAS Resolution No. I/2407 issued on November 27, 2012.

The amounts that gas Licensees shall receive as a consequence of the Fund for Gas Distribution Consolidation and Expansion Works (“FOCEGAS”) and the Resolution referred to in the preceding paragraph will be taken as a payment on account of the tariff adjustments stated in the Provisional Agreement approved by Decree No. 234/09, which stipulated a fixed amount be charged based on invoices differentiated by category of user, for the performance of work and to be deposited in an escrow account created for such purpose.

The 2014 temporary agreement ratified by National Executive Order No. 445/2014, published in the Official Gazette on April 7, 2014, established an interim tariff regime effective as from April 1, 2014, consisting in the readjustment of tariffs and prices and with due regard to the necessary guidelines for service continuity and common criteria with the other distribution licensees, and to the tariff regulations, including changes in the gas price at the transportation entry point.

The 2014 Temporary Agreement also provided that it would include that it will include any transfer resulting from in tax (excluding income tax) regulations changes, as may be pending resolution, and also includes, among its provisions, a cost monitoring mechanism based on an exploitation cost and investment structure, as well as price indexes reflecting such costs which, under given premises, triggers a revision procedure, whereby the ENARGAS assessed the actual extent of variation in the Licensee’s exploitation costs and investments, and decided if the distribution tariff had to be adjusted.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

30.	MAIN REGULATIONS AND OTHER (Cont.)

Metrogas submitted three requests to ENARGAS to update its tariffs utilizing the Cost Monitoring Mechanism established in the 2014 Temporary Agreement. None of these requests has resulted in a readjustment of distribution tariffs to account for the higher costs faced by Metrogas; however, SE Resolution No. 263/2015 approved temporary economic assistance.

The 2014 Temporary Agreement further provided that, between the date of its adoption and December 31, 2015, when the Emergency Law ceased to be effective, the National Government, through UNIREN, and the Licensee must come to an agreement on the methods, deadlines and timing for signing the Memorandum of Agreement for Comprehensive Contractual Renegotiation. On November 3, 2015, the extension of the Emergency Law was approved until December 31, 2017 as part of a plan to streamline the use of natural gas.

On March 27, 2014, the Argentine Government announced a subsidy readjustment scheme and on March 31, 2014 the Argentine Energy Secretariat passed Resolution No. 226/2014 which established the need to determine a set of new natural gas prices and a scheme seeking its rational consumption, stimulating gas savings and its responsible use.

In this framework, new prices for natural gas were established for Residential users and Small General Service (SGS) users for each production basin and user category. These new prices were applicable under a mechanism that compared the consumptions of a bi-monthly/monthly period with like period of the previous year. Besides, it established a three-stage price path to take effect on April 1, 2014, June 1, 2014 and August 1, 2014. For users who recorded a savings higher than 20%, the wellhead prices effective until March 31, 2014 and arising under Secretariat of Energy Resolution No. 1,417/2008 would be maintained, and users recording a savings from above 5% to 20% would be charged a differential and lower natural gas price per basin than the price charged to users who failed to reduce their consumption or who saved only up to 5%.

By ENRG/SD Note No. 3,097 dated April 7, 2014, the ENARGAS published Resolution No. I/2,851 of the same date, which approved the new tariff schemes that would enter into force as from April 1, 2014, June 1, 2014 and August 1, 2014. Such schemes recognized gradual changes in the final tariff for Residential users and users of the Small General Service category with full service, which involved changes in the price for natural gas at the entry points to the transportation system, as a consequence of the recognition of the new prices per basin established by the aforementioned Secretariat of Energy Resolution No. 226/2014, in the transportation tariff as a result of the new tariff scheme for gas transportation companies that reflected the terms of the Temporary Agreements signed by these Companies in 2008, and the distribution margins of this licensee as a result of the execution of Metrogas 2014 Temporary Agreement.

In compliance with the price scheme established by Energy Secretariat Resolution No. 226/2014 and ENARGAS Resolution No. I/2,851, three tariff levels were established for each period to be applied to users according to their consumption in a bi-monthly/monthly period compared to the same period of the previous year.

Users who, in the said comparison, recorded savings higher than 20% would maintain the tariff level effective until March 31, 2014. Users recording savings from 5% to 20% would be charged a tariff approximately 50% lower in relation with the actual price variation with respect to users who recorded no savings or who saved less than 5%.

The ENARGAS Resolution provided that the tariff schemes effective until March 31, 2014, were also applicable to essential users (health care centers, public educational entities, religious entities, etc.) and to users subject to the procedure set forth in Notes issued by the Ministry of Federal Planning, Public Investment and Services No. 10/2009 dated August 13, 2009. Under that mechanism, the licensee also had different prices for the gas distribution service depending on users’ consumption practices.

Through ENARGAS Note No. 5,747 dated May 13, 2014, the ENARGAS published Resolution No. I/2,904 on the same date, which approved the methodology for determining gas deliveries per user category as from April 1, 2014.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

30.	MAIN REGULATIONS AND OTHER (Cont.)

ii.	2015 Temporary Tariff Agreement

On June 8, 2015 Resolution No. I/3,349/2015 was published in the Official Gazette approving new tariff schemes effective May 1, 2015. The increases were due to the rise in the transportation component and reached both residential and commercial customers as well as industrial customers, with the exception of sub-distributors, “exempted” users and residential or commercial users whose consumption savings were higher than 20% compared to the same two-month period of the previous year.

On the other hand, the new tariff schemes included the amounts of FOCEGAS as “Fixed Amount” according to the provision of Secretariat of Energy Resolutions No. 2,407/2012 and I-3,249/2015.

iii.	2016 Temporary Tariff Agreement

On February 24, 2016, Metrogas entered into with the MINEM and the Ministry of Economy and Public Finance a Temporary Agreement (“2016 Temporary Agreement”) whereby a temporary tariff scheme was agreed upon to obtain resources in addition to those which were being received under ENARGAS Resolution No. 2,407/2012 and the 2014 Temporary Agreement.

The 2016 Temporary Agreement, which is not subject to ratification by the Executive Branch, establishes an interim tariff regime effective from April 1, 2016, consisting of the readjustment of tariffs, taking into account the guidelines necessary to maintain service continuity and common criteria with the other distribution licensees, and considering tariff regulations, including changes in the gas price at the Transportation System Entry Points (“TSEPs”).

The 2016 Temporary Agreement provided for the incorporation of the transfer resulting from the amendment to tax regulations, except for the income tax, that were pending resolution, and provided for a Mandatory Investment Plan in charge of Metrogas. It further established that between the execution date and December 31, 2016, the parties had to agree on the manner, terms and timing for the execution of the Memorandum of Agreement for Comprehensive Contractual Renegotiation.

On March 29, 2016, the MINEM instructed the ENARGAS through Resolution No. 31/2016 to proceed with the Comprehensive Tariff Review procedure provided for in the Agreement for Comprehensive Contractual Renegotiation entered into with Licensees under the provisions of the Emergency Law, and to complete it within a maximum term of one year from March 29, 2016.

On March 28, 2016, the MINEM Resolution No. 28/2016 effective as from April 1, 2016 new prices for the natural gas in the TSEP and incorporated a new discount scheme for Residential users who recorded savings in their consumption equal to or higher than 15% with respect to the same period of the previous year. For users who can prove a lower payment capacity and are therefore unable to pay according to the tariff scheme, a final differential tariff known as “Social Tariff” was established.

Under the Temporary Agreement, on April 4, 2016, ENARGAS Resolution No. 3,726/2016 was published in the Official Gazette, approving, effective as from April 1, 2016, temporary tariff schemes applicable to Metrogas users. Through differential tariffs, ENARGAS Resolution No. 3,726/2016 established tariff schemes for Residential users who recorded savings in consumption equal to or higher than 15% with respect to the same period of the previous year, as well as tariff schemes which would be applied to users recorded in the Register provided for by ENARGAS Resolution No. I-2,905/2014, as amended by Section 5 of MINEM Resolution No. 28/2016 in connection with the Social Tariff.

With respect to the Social Tariff, Section 5 of MINEM Resolution No.28/2016 provided that it would grant a discount of one hundred percent (100%) of the price of natural gas or propane gas consumed by users entered in the Register provided for by ENARGAS Resolution No. I-2,905/2014. On May 6, 2016, by ENARGAS Resolution No. 3,784/2016, the Exempted Register was adjusted in line with the Argentine Government Subsidies Retargeting Policy.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

30.	MAIN REGULATIONS AND OTHER (Cont.)

In addition, the tariff schemes set by the ENARGAS Resolution No. 3,726/2016 (i) included the amounts of FOCEGAS as “Fixed Amount” according to ENARGAS Resolutions No. I-2,407/2012 and I-3,249/2015, and (ii) instructed Metrogas to cease including the charge amounts established by Executive Order No. 2,067/2008. As to the service bills issued bimonthly, Metrogas was instructed to make the bill a monthly payment obligation, establishing two monthly payments, each of them equal to 50% of the total amount of the bimonthly bill, with a 30-day period between them.

Finally, it was established that Metrogas would not distribute dividends without first proving to the ENARGAS the full performance of the Mandatory Investments Plan.

The tariffs applicable to Metrogas users, as well as to users of the other Distributors were limited by MINEM Resolutions No. 99/2016 and No. 129/2016. MINEM Resolution No. 129/2016 amended Resolution No. 99/2016 and instructed the ENARGAS to take the necessary steps so that during 2016, the total amount of taxes included in the bills issued by gas distribution providers throughout the country – to be paid by the Residential users (category R and its subcategories) and the Small General Services category with full service for consumptions made after April 1, 2016 – shall not exceed by more than 400% and 500%, respectively, the final amount, including taxes, of the bill issued to the same user compared to the same billing period of the previous year, i.e., the amount invoiced should not exceed 5 and 6 times, respectively, the total amount of the invoice issued to the same user for the same billing period of the previous year.

In addition, the MINEM instructed ENARGAS to take the necessary steps to complete, before December 31, 2016, the Comprehensive Tariff Review (referred to in Section 1 of MINEM Resolution No. 31/2016) for which purpose the public hearing provided therein should be held before October 31, 2016.

On July 27, 2016, ENARGAS issued Note No. 6,877 reporting that, as a result of the decision case filed by Center of Studies for the Promotion of Equality and Solidarity (Centro de Estudios para la Promoción de la Igualdad y la Solidaridad, or “CEPIS”), and until the appeal filed by the MINEM to the CSJN is decided, it is not feasible to apply the ENARGAS Resolutions related to tariff increases, including, among others, Resolutions No. 3,726/2016 and 3,843/2016.

On August 18, 2016, the CSJN declared admissible the remedy filed before it by the MINEM in the CEPIS case and partially upheld the judgment appealed against regarding the nullity of MINEM Resolutions No. 28/2016 and No. 31/2016, with respect to natural gas residential users, who will keep the Social Tariff as long as it is more beneficial. The decision was based on the fact that no public hearings had been held to order tariff increases. Thus, the tariff schemes established on April 1, 2016 in relation to residential users were no longer in effect.

As a result of the CSJN’s decision, the necessary steps were taken to hold the public hearings required by the CSJN with respect to the TSEP and the temporary Transportation and Distribution tariffs (ENARGAS Resolutions No. I-3,953/2016 and No. I-3,957/2016).

Based on the CSJN’s resolution, the MINEM issued Resolution No. 152-E/2016, instructing the ENARGAS on how to invoice consumptions of Residential and Small General Service users as of April 1, 2016. Thus, ENARGAS Resolution No. 3,961/2016 provides that for the purposes of billing residential users’ consumptions recorded as of April 1, 2016, the tariff schemes in effect as of March 31, 2016 would be applicable and further abrogates Section 1 of ENARGAS Resolution No. I-3,843/16, related to the discount provided by MINEM Resolution No. 129/2016. In addition, the ENARGAS issued Resolution No. 3,960/2016, instructing Distributors on the mechanisms for the application of the discount provided by MINEM Resolution No. 129/2016 for SGS customers.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

30.	MAIN REGULATIONS AND OTHER (Cont.)

Following the public hearings called by the MINEM (TSEP prices) and ENARGAS (Transportation and Distribution Prices) and the publication of the Final Report of the hearing (Section 21 of ENARGAS Resolution No. 3,158/2005), on October 7, there were published in the Official Gazette MINEM Resolution No. 212 – E/2016 (TSEP prices), ENARGAS Resolution No. 4,044/2016 – detailing the tariff schemes for Metrogas users – and ENARGAS Resolutions No. 4,053/2016 and No. 4,054/2016 with the tariff schemes for transportation companies Transportadora de Gas del Norte S.A. and Transportadora de Gas del Sur S.A., respectively.

In addition, MINEM Resolution No. 212 – E/2016 provides for a gradual increase in the TSEP prices, intended to reduce the application of the subsidies established by the Argentine Government, under a proposal which shall be prepared by the Hydrocarbon Resources Secretariat and which will be subject to MINEM’s approval.

ENARGAS Resolution No. 4,044/2016 resolved: (i) to declare the validity of Public Hearing No 83; (ii) to approve, effective October 7, 2016, new tariff schemes applicable to users within the Metrogas license area; (iii) to approve, effective October 7, 2016, new tariff schemes applicable to users within the Metrogas license area who record consumption savings equal to or higher than 15% with respect to the same period of the previous year; and (iv) to approve, effective October 7, 2016, new tariff schemes applicable to users within Metrogas license area who are entered in the Register provided for by ENARGAS Resolution No. I-2.905/14 (Social Tariff). In addition, ENARGAS Resolution No. 4,044/2016 sets limits to the increases provided for Residential Users and SGS’ as long as the final amount of the invoice exceeds two hundred and fifty pesos. The difference between the final amount of the invoice including taxes resulting from the application of the approved tariff schemes and the amount actually billed in accordance with the limits provided by ENARGAS Resolution No. 4,044/2016, shall be deducted from the invoice to be issued to the user in a separate line, following the tariff items, under the denomination “Resolution No. XX/2016 Discount”. The sum of those discounts shall be applied as a discount to the prices to be billed by the gas providers of the gas distribution service provider. Such discount shall be applied pro rata by all natural gas providers according to the gas volume supplied to the distribution companies. In line with the provisions of ENARGAS Resolution No. 3,726/2016, the monthly charge of the bill is maintained and the Mandatory Investments Plan is ratified.

Finally, on October 31, 2016, ENARGAS approved, effective October 7, 2016, the tariff schemes corresponding to the category “Public Welfare Entity” (ENARGAS Resolution No. 4.092/2016) in the terms of Resolution MINEM No. 218 – E/2016 and Law No. 27,218 which provided for a Specific Tariff Scheme for Public Welfare Entities.

In line with this process, on November 16, 2016, ENARGAS ordered a public hearing to discuss: a) Metrogas Comprehensive Tariff Review; b) the amendment proposals prepared by ENARGAS for the Transportation and Distribution Services Regulations approved by Executive Order No. 2,255/1992; and c) the biannual adjustment methodology. The public hearing was held on December 7, 2016.

As of the issue date of this consolidated financial statements, and after the Closure of the Public Hearing was published, ENARGAS is expected to issue during the first six months of 2017 a Final Resolution including the tariff schemes that will result from the analysis made thereby under the Comprehensive Tariff Review in compliance with Section No. 38 of Annex I of Executive Order No. 1,172/2003 and ENARGAS Resolutions No. I-4,089/2016, Annex I, Chapter III, Section No. 24.

iv.	2015 Temporary Economic Assistance

On June 8, 2015 Energy Secretariat Resolution No. 263/2015 was published in the Argentine Official Gazette stating that the Energy Secretariat had approved a disbursement, as temporary economic assistance payable in ten subsequent installments, to Metrogas and the rest of natural gas distributors, effective on March 2015, with the purpose of funding expenses and investments associated with the normal operation of the natural gas distribution public service through networks and on account of the Comprehensive Tariff Review to be held in due time.

This resolution provides that its beneficiaries shall use part of the funds received under each monthly installment to cancel debts due and payable until December 31, 2014 to natural gas producers and, further, that distributors may not accrue additional debt for natural gas purchases made as of the effective date of the resolution.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

30.	MAIN REGULATIONS AND OTHER (Cont.)

In the case of Metrogas, ENARGAS established an exceptional need for funding in 2015 to be disbursed monthly in accordance with a timeline from March to December. It also established that Metrogas must allocate part of its temporary economic assistance to pay off debts with producers due as of December 31, 2014 in 36 equal and consecutive monthly installments, with high interest, as of January 2015, calculated using the current “National Bank Average Lending Rate for Trade Discount Operations” (2.05% per month), with payment commencing March 2015.

Likewise, ENARGAS determined that distributors would terminate invoices for purchases of gas that expired in 2015, in anticipation of their termination at 30, 60 and 90 days in accordance with their billing timeline for customers.

As of the date of issuance of these consolidated financial statements, Metrogas has received the above mentioned temporary economic assistance in the amount of 711. In addition, it has executed payment agreements with producers, in the terms of Secretariat of Energy Resolution No. 263/2015 and has regularly made agreed payments.

v.	2016 Temporary Economic Assistance

On December 30, 2016, MINEM Resolution No. 312 – E/2016 was published in the Official Gazette ordering a new temporary economic assistance to Natural Gas Distribution Service Licensees to fund the mandatory investments set forth (with respect to Metrogas) in ENARGAS Resolutions No. 3,726 and No. 4,044, and the payment to gas producers; all the foregoing on account of the Comprehensive Tariff Review.

Under the Resolution, the transfer of the sums allotted to Metrogas in the amount of 759 shall be applicable as long as the economic and financial situation giving rise to the assistance prevails, taking into account the availability of funds to meet its investment obligations and payments to gas producers.

For the temporary economic assistance funds to be released, Metrogas is required to submit to ENARGAS a sworn statement in the terms of ENARGAS Note No. 106/2017, regarding the use to be given to the amounts required. According to ENARGAS criterion, if the sworn statements meet the provisions of MINEM Resolution No. 312 – E/2016, such statements will be delivered to the Hydrocarbon Resources Secretariat of the MINEM for it to order the transfer of the assistance. In addition, the Resolution provides that Licensees may not distribute dividends in the terms of MINEM Resolution No. 31/2016. On January 27, 2017, Metrogas submitted the sworn statement to ENARGAS.

•	Note of ENARGAS relating to the equity interest of YPF in Metrogas

The Company has received from Metrogas a copy of the note received by it from ENARGAS, requesting it to adjust Metrogas’ equity structure in line with the term provided for in Emergency Law No. 25,561 and in compliance with Section 34 of Law 24,076. In this regard, it should be noted that YPF indirectly acquired 70% of Metrogas equity, which transaction was approved by ENARGAS Resolution No. I/2,566 dated April 19, 2013; and, following the merger with YPF Inversora Energética S.A. and Gas Argentino S.A., is the holder of 70% of Metrogas shares.

YPF informs that in addition to complying with the governing regulations on this matter and having all the government authorizations necessary, it shall require and analyze the background of the above mentioned requirement and thereafter take the steps necessary in defense of its interests and of those of its shareholders.

30.j) Regulatory framework for the electric energy industry

Legal Framework

Law No. 24,065, passed in 1992 and governed by Executive Order No. 1,398/92, has established the current basic regulatory framework for the electricity sector (the “Regulatory Framework”). This Regulatory Framework is supplemented by the regulations of the Secretariat of Energy (“SE”) for the generation and marketing of electric power, including the Resolution of the former Secretariat of Electric Energy No. 61/1992, “Procedures for the Scheduling of Operations, Load Dispatch and Price Calculation”, with its supplementary and amending regulations.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

30.	MAIN REGULATIONS AND OTHER (Cont.)

The National Electricity Regulation Agency (Ente Nacional Regulador de la Electricidad, or “ENRE”) is the agency that regulates, oversees and controls the electric power industry and, in such capacity, it is responsible for the enforcement of Law No. 24,065.

The technical dispatch, operation and economic organization of the Argentine Interconnection System (Sistema Argentino de Interconexion, or “SADI”) and the Wholesale Electricity Market (Mercado Eléctrico Mayorista, or “MEM”) is under the responsibility of CAMMESA. CAMMESA also acts as a collection agency for all MEM agents.

It is possible to underscore the following main supplementary and amending resolutions of the sector, taking into consideration the power generation business of YPF EE:

•	SE Resolution No. 146/2003: this resolution established the framework within which generators may request funding for major or extraordinary maintenance works with the goal of maintaining their units available. This funding may be repaid with the future profits of the generation business, and it may also be repaid in advance. Against this backdrop, YPF Energía Eléctrica, as the successor of the operations of the Power Plants of Tucumán and San Miguel de Tucumán, has requested funding for its plan for the maintenance and availability improvement of the plants in Tucumán, and has offered its Sale Settlements with No Expiration Date to Define (Liquidaciones de Venta sin Fecha de Vencimiento a Definir, or “LVFVD”) for the advanced repayment of the funded amounts.

•	SE Resolution No. 406/2003: this resolution established the mechanism to set collection priorities among various remunerative items of the power generation plants. This set priorities for the collection of items related to variable costs and the collection of the power made available to the system, and finally, of amounts related to generation margins for the sales made in the Spot market as per the curve of contracts with Large Users registered between May and August 2004.

•	2008-2011 Generators Agreement: On November 25, 2010, the SE and the main electricity generator companies signed the “Agreement for the Management and Operation of Projects, Increase of Power Generation Availability and Adjustment of Remuneration for 2008-2011 Generation” (hereinafter, the “Generators Agreement”). This Generators Agreement was aimed at establishing the framework, conditions and undertakings that the parties should make to continue with the MEM adjustment process, to enable the entry of new generation to cover the increase in the demand for energy and power in such market, to determine a mechanism for the repayment of the consolidated debts of generators incurred between January 1, 2008, and December 31, 2011, and the acknowledgment of global remuneration for MEM Generator Agents adhering to the Generators Agreement.

•	SE Resolution No. 95/2013: this resolution establishes a new remuneration scheme based on the items described below and classified in terms of size and type of generation technology used. The defined remunerative items pertain to: a) remuneration for fixed costs; b) remuneration for variable costs other than fuel; c) direct additional remuneration; and d) indirect additional remuneration, which shall be allocated to a trust for the development of electric power infrastructure works. It is necessary to accept the terms and conditions of the resolution to access such remunerations. YPF Energía Eléctrica has adhered to this system in August 9, 2013, back-dated to February 1, 2013. Among other matters governed by this resolution, it shall be stressed that it established that until the SE decides otherwise, generators and large users shall refrain from making new contracts and/or renewing existing contracts (except for contracts under the framework of SE Resolution No. 1,281/2006 “Energy Plus” and SE Resolution No. 220/2007, among others) as of the entry into force of the resolution. Furthermore, it establishes that as from the date of termination of existing contracts, large users shall begin to make their power purchases through the agency in charge of dispatch (CAMMESA). Similarly, it establishes that fuel supply contracts shall only be acknowledged as long as they are in force, and no new contracts may be made and existing contracts may not be renewed as from their termination dates.

•	SE Resolution No. 529/2014: this resolution replaces the remuneration scheme established by SE Resolution No. 95/2013, increasing the tariff schedule of the 4 remunerative concepts included by that resolution. In relation to the Fixed Costs, this resolution establishes an increase related to the availability of each Generator Agent and incorporates a new remuneration scheme of non-recurring maintenance, which aims to the funding of major maintenance subject to the approval of the SE. This resolution will be applicable to economic transactions from February 2014 for generators that had adhered to SE Resolution No. 95/2013.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

30.	MAIN REGULATIONS AND OTHER (Cont.)

•	SE Resolution No. 482/2015: this resolution provides adjustments to the compensation scheme set forth in SE Resolution No. 529/2014, by increasing the tariff schedule of the five concepts provided for therein. In addition, it introduces a new specific contribution scheme known as “Resources for 2015-2018 FONINVEMEM Investments” (Recursos para Inversiones del FONINVEMEM 2015-2018) to be allocated to generators participating in the investment projects approved or to be approved by the Secretariat of Energy, and a new incentive scheme for the Production of Energy and Operating Efficiency for the relevant generator agents therein included. The provisions of this resolution are retroactively applied to financial transactions made as of February 2015 for those generators who have adhered to SE Resolution No. 95/2013.

•	Executive Order No. 134/2015: in the light of the current electrical system condition, the National Executive has declared a Federal Electric Sector Emergency until December 31, 2017. This executive order instructs the Ministry of Energy and Mining to prepare and implement an action plan relative to the electric energy generation, transportation and distribution segments in order to adjust the quality and safety of energy supply and warrant the provision of the electricity in appropriate technical and economic conditions.

•	Law No. 27,191, amending Law No. 26,190 of Argentina’s Scheme for Promotion of Use of Energy Renewable Sources intended for Electricity Production. This law binds Large Users to incorporate at least 8% of energy from renewable sources into their electric power usage by December 31, 2017.

•	Resolution No. 22/2016 issued by the Secretariat of Energy, dated March 30, 2016. Pursuant to this resolution, the Secretariat of Energy amended SE Resolution No. 482/2015 and adjusted tariff components collected by generators who have adhered to SE Resolutions Nos. 95/2013, 529/14 and 482/2015. The resolution modifies remunerative components of financial transactions retroactively to February 2016.

•	Resolution No. 21/2016 issued by the Secretariat of Energy published on March 22, 2016. This resolution calls generators, self-generators and joint generators interested in bidding on a new capacity of thermal power generation and associated electricity production, undertaking to be available in the MEM during summer (2016/2017 and 2017/2018) and winter 2017. Through this resolution YPF EE was awarded two new generation projects, one in Loma Campana of 105 MW and the other in Tucumán of 270 MW. These projects are paid by means of contracts in U.S. dollars for ten-year terms. Payment is based on availability.

•	MINEM Resolution No. 71/2016, dated May 18, 2016. This resolution provides for the commencement of the open competitive bidding process for contracting, in the MEM, electric energy from renewable generation sources in order to achieve the contribution goals from renewable energy sources scheduled by December 31, 2017, in Sections 2 of Law No. 26,190 and 8 of Law No. 27,191 (“Renovar Program (Round 1)”).

•	SEE Resolution No. 155/2016, dated June 15, 2016. This resolution informs the first projects awarded under the call for bids set forth by SEE Resolution No. 21/2016, including, among others, Thermal Power Plant El Bracho (Province of Tucumán) awarded to Y-GEN II, in which YPF Energía Eléctrica S.A. has a 66.67% interest. See Note 9.

•	SEE Resolution No. 216/2016, dated July 15, 2016. This resolution informs the new projects awarded under the call for bids set forth by SEE Resolution No. 21/2016, including, among others, Thermal Power Plant Loma Campana (Province of Neuquén) awarded to Y-GEN, in which YPF Energía Eléctrica S.A. has a 66.67% interest. See Note 9.

•	MINEM Resolution No. 136, dated July 26, 2016, whereby interested parties are invited to tender in the National and International Open Bidding Process to contract in the MEM electric energy from renewable generation sources through the Renovar Program (Round 1) in order to execute Forward Contracts known as Contracts for the Supply of Renewable Electric Energy, with CAMMESA on behalf of the Distributors and MEM Large Users, in accordance with the terms and conditions approved by the same resolution.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

30.	MAIN REGULATIONS AND OTHER (Cont.)

•	MINEM Resolution No. 307/2016. YPF EE is licensed to act as MEM Distributed Self Generator Agent for its Loma Campana Thermal Power Plant, with a nominal power of 105 MW, located in the District of Añelo, Province of Neuquén, and connected to SADI through a 132 kV line from the new Loma Campana power station, within the jurisdiction of the Province of Neuquén electric utility company (Ente Provincial de Energía de Neuquén, or “EPEN”).

•	SE Resolution No. 420/2016. Stakeholders are called on to submit draft infrastructure projects that contribute to reduce MEM costs and increase power system reliability. Presentations are filed with CAMMESA, which will evaluate and prepare a report for the Secretariat of Energy. Thereafter the Secretariat of Energy will call for public bids. Successful bidders will sign a sales contract with CAMMESA for a ten year-term. The following project categories and features are recommended:

•	New Combined Cycles, combined cycles based on existing generators,

•	Conventional and unconventional thermal power plants (potential use of heat),

•	Alternative fuel supply facilities and storage designed to feed units located close to distribution points.

•	MINEM Resolution No. 468/2016. YPF EE is licensed to act as MEM Generator Agent for its 99-MW nominal power Manantiales Behr Wind Power Plant located in the District of Escalante, Province of Chubut, connected to SADI through a 132 kV line from the new Escalante Transformer Station, and linked to Diadema-Pampa del Castillo High Voltage Line (132 kv), within the jurisdiction of Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Patagonia Sociedad Anónima (“TRANSPA S.A.”), which is operated and maintained by Transacue Sociedad Anónima.

•	MINEM Resolution No. 19/2017. The Agents (Generators, Co-Generators, Self-Generators of the MEM) may state Guaranteed Availability Offers with a view to executing Guaranteed Availability Commitments for the rated power and energy of installed generation units, as provided in this Resolution. The electric power stated in Guaranteed Availability Offers will be paid as follows: a payment for monthly available power (subdivided into actual available power, offered guaranteed power, and assigned power) and another payment for generated and distributed power. The amount payable will be calculated in U.S. dollars converted to Argentine pesos, and Sale Statements will include an expiry date. Furthermore, an Operating Efficiency Incentive mechanism is created for power plants, based on the attainment of fuel consumption targets.

30.k) Other regulatory requirements

•	Repatriation of foreign exchange

During October, 2011, Decree No. 1,722/2011 was published and became effective as from such date. The mentioned decree provides that total export collections from operations by producers of crude oil or its derivatives, natural gas and liquefied gas, and companies which aim to develop mining projects, must be liquidated in the single and free-exchange market in accordance with the provisions of Article No. 1 of Decree No. 2,581 of April 10, 1964 (see Decree No. 929/2013 above).

•	Price Information Regime

By Resolution No. 29/2014, the Secretariat of Commerce approved a Price Information Regime whereby all companies producing supplies and final goods with total annual sales in the domestic market exceeding the amount of 183 during 2013 must submit to the Secretariat a monthly report of current prices of all their products.

The same obligation falls upon all companies distributing and/or marketing supplies and final goods with total annual sales in the domestic market exceeding the amount of 250 in the same year.

Likewise, Provision No. 6/2014 of the Under-Secretariat of Domestic Commerce created the Price Information Regime Information System (“SIRIP”) that will be available at the web site http://www.mecon.gov.ar/comercio interior.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

30.	MAIN REGULATIONS AND OTHER (Cont.)

•	New CNV Regulatory Framework

Through Resolution No. 622/2013 dated September 5, 2013, CNV approved the Regulations (N.T. 2013) applicable to companies subject to this agency control, as provided for by the Capital Market Act No. 26,831, and Regulatory Decree No. 1,023 dated August 1, 2013. This Resolution superseded the former CNV Regulations (N.T. 2001 as amended) and the General Resolutions No. 615/2013 and No. 621/2013, as from the effective date of the Regulations (N.T. 2013).

The following sets forth certain requirements of the CNV:

a)	CNV General Resolution No. 622

I.	Pursuant to section 1, Chapter III, Title IV of such Resolution, a description of the notes to the condensed interim consolidated financial statements containing information required under the Resolution in the form of exhibits follows.

Exhibit A – Fixed Assets	Note 8 Property, plant and equipment
Exhibit B – Intangible assets	Note 7 Intangible assets
Exhibit C – Investments in companies	Note 9 Investments in associates and joint ventures
Exhibit D – Other investments	Note 6 Financial instruments by category
Exhibit E – Provisions	Note 12 Trade receivables Note 11 Other receivables Note 9 Investments in associates and joint ventures Note 8 Property, plant and equipment Note 14 Provisions
Exhibit F – Cost of goods sold and services rendered	Note 20 Costs
Exhibit G – Assets and liabilities in foreign currency	Note 33 Assets and liabilities in currencies other than the Argentine peso

II.	On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent – Own account”, record No. 549. Considering the Company’s business, and the CNV Rules and its Interpretative Criterion No. 55, the Company shall not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it shall also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Besides, in accordance with the provisions of Section VI, Chapter II, Title VII of the CNV Rules and its Interpretative Criterion No. 55, the Company’s equity exceeds the minimum required equity under such rules, which is 15, while the minimum required counterparty capital, which is 3, is comprised of 8,522,815 Class B Units of Compass Ahorro Mutual Fund with 24-hour settlement upon redemption, the total value of the Company’s Units as of December 31, 2016, being 18.

b)	CNV General Resolution No. 629

Due to General Resolution No. 629 of the CNV, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

•	Adea S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

•	File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3), Section I, Chapter V, Title II of the CNV Rules.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

30.	MAIN REGULATIONS AND OTHER (Cont.)

•	New Argentine Civil and Commercial Code:

On August 1, 2015, the new Federal Civil and Commercial Code became effective. These new regulations, in addition to merging the Civil and Commercial Codes introduce details several news and amendments relative to Capacity, Obligations, Contracts, Contractual and Precontractual Civil Liability, Ownership, Co-ownership, Business Companies and Lapsing, among other legal institutes.

•	Law No. 27,275 and Decree No. 79/2017 – Access to Public Information

On September 29, 2016, Law No. 27,275, entitled “Right of access to public information”, was published in the Official Gazette. This law guarantees a right of access to public information, including the ability to freely seek, access, request, receive, copy, analyze, process, use and distribute information in possession of the bound parties as defined under Article 7 of the law. State-owned companies, companies with majority state-owned capital, mixed-economy companies and all other business organizations where the National State has a majority interest in capital or in the formation of corporate decisions are deemed bound parties, except for companies authorized to make public offerings of their securities. Law No. 27,275 will come into effect one year after its publication in the Official Gazette.

On January 31, 2017, Decree No. 79/2016 was published in the Official Gazette, modifying the public information access right established under the “General Regulation of Access to Public Information for the National Executive Office.” The decree established that exceptions to the definition of bound parties, as described in Law No. 27,275, will come into effect the day after their publication in the Official Gazette.

31.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Group enters into operations and transactions with related parties according to general market conditions, which are part of the normal operation of the Group with respect to their purpose and conditions.

The information detailed in the tables below shows the balances with associates and joint ventures as of December 31, 2016, 2015 and 2014 and transactions with the mentioned parties for the years ended December 31, 2016, 2015 and 2014.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

31.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

	2016			2015			2014
	Other receivables	Trade receivables	Accounts payable	Other receivables	Trade receivables	Accounts payable	Other receivables	Trade receivables	Accounts payable
	Current	Current	Current	Current	Current	Current	Current	Current	Current
Joint ventures:
Profertil S.A.	97	162	99	110	209	35	3	56	16
Compañía Mega S.A.	—	797	80	12	481	381	7	528	40
Refinería del Norte S.A.	—	296	39	—	125	11	—	145	11
Bizoy S.A.	9	—	—	4	—	—	—	4	—
Y-GEN Eléctrica S.R.L.	—	2	—	—	—	—	—	—	—

	106	1,257	218	126	815	427	10	733	67

Associates:
Central Dock Sud S.A.	—	108	—	—	194	—	—	89	—
YPF Gas S.A. (1)	35	375	35	33	98	44	—	—	—
Oleoductos del Valle S.A.	—	—	81	—	—	56	—	—	33
Terminales Marítimas Patagónicas S.A.	—	—	44	—	—	44	—	—	28
Oleoducto Trasandino (Argentina) S.A.	—	—	5	—	—	2	—	—	2
Oleoducto Trasandino (Chile) S.A.	2	—	—	1	—	—	—	—	—
Gasoducto del Pacífico (Argentina) S.A.	4	—	31	4	—	27	6	—	7
Oiltanking Ebytem S.A.	—	—	50	—	—	45	—	—	25

	41	483	246	38	292	218	6	89	95

	147	1,740	464	164	1,107	645	16	822	162

	2016			2015			2014
	Revenues	Purchases and services	Interest income (loss), net	Revenues	Purchases and services	Interest income (loss), net	Revenues	Purchases and services	Interest income (loss), net
Joint ventures:
Profertil S.A.	956	620	—	823	305	—	304	409	—
Compañía Mega S.A.	2,673	337	—	1,396	470	—	2,485	178	—
Refinería del Norte S.A.	998	133	3	824	195	—	859	62	—
Bizoy S.A.	5	—	—	—	—	—	13	—	—
Y-GEN Eléctrica S.R.L..	2	—	—	—	—	—	—	—	—

	4,634	1,090	3	3,043	970	—	3,661	649	—

Associates:
Central Dock Sud S.A.	579	—	38	322	—	8	222	—	7
YPF Gas S.A. (1)	761	41	—	231	35	—	—	—	—
Oleoductos del Valle S.A.	—	408	—	—	220	—	—	181	—
Terminales Marítimas Patagónicas S.A.	—	309	—	—	215	—	1	190	—
Oleoducto Trasandino (Argentina) S.A.	—	25	—	—	20	—	—	17	—
Gasoducto del Pacífico (Argentina) S.A.	—	170	—	—	113	—	—	85	—
Oiltanking Ebytem S.A.	—	350	—	—	200	—	—	147	—

	1,340	1,303	38	553	803	8	223	620	7

	5,974	2,393	41	3,596	1,773	8	3,884	1,269	7

(1)	Disclosed balances and transactions since the date of the acquisition of associates. See Note 3.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

31. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

Additionally, in the normal course of business, and taking into consideration that YPF is the main oil and gas company in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national, provincial and municipal public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances			Transactions
		Credits / (Liabilities)			Income / (Costs)
Customers / Suppliers	Ref.	2016	2015	2014	2016	2015	2014
CAMMESA	(1)	3,782	2,156	1,049	20,934	12,079	7,816
CAMMESA	(2)	(170)	(196)	(39)	(2,189)	(1,460)	(1,121)
ENARSA	(3)	727	758	395	2,541	1,635	1,507
ENARSA	(4)	(1,357)	(893)	(203)	(955)	(1,141)	(476)
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(5)	364	255	183	3,066	2,178	2,676
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(6)	(2)	—	—	(14)	(1)	—
Ministry of Energy and Mining	(7)	10,881	9,859	3,390	16,757	12,345	7,762
Ministry of Energy and Mining	(8)	—	1,988	—	—	1,988	—
Ministry of Energy and Mining	(9)	129	207	80	93	84	81
Ministry of Energy and Mining	(10)	142	91	85	132	123	110
Ministry of Energy and Mining	(11)	759	149	—	759	711	—
Ministry of Transport	(12)	1,152	412	244	5,658	3,746	3,763
Secretariat of Industry	(13)	378	27	15	422	621	233

(1)	The provision of fuel oil and natural gas, and electric power generation.
(2)	Selling and purchases of energy.
(3)	Rendering of regasification service in the regasification projects of liquefied natural gas in Escobar and Bahía Blanca.
(4)	The purchase of natural gas and crude oil.
(5)	The provision of jet fuel.
(6)	The purchase of miles for the YPF Serviclub program.
(7)	The benefits of the incentive scheme for the Additional Injection of natural gas.
(8)	Benefits for the crude oil production incentive program.
(9)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks.
(10)	Benefits for the bottle-to-bottle program.
(11)	Temporary economic assistance to Metrogas.
(12)	The compensation for providing gas oil to public transport of passengers at a differential price.
(13)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector, as defined in IAS 24. Such transactions consist of certain financial transactions that are described in Note 16 of these financial statements, and transactions with Nación Seguros S.A. related to certain insurance policies contracts, and in connection therewith, to the reimbursement from the insurance coverage for the incident mentioned in Note 28.a).

In addition, the Group holds BONAR 2020 (see Note 30.h) and 2021 (see Note 4), classified as “Investments in financial assets”.

Furthermore, in relation to the investment agreement signed between YPF and Chevron subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the above mentioned investment agreement. See Note 29.b).

The table below discloses the compensation for the Company’s key management personnel, including members of the Board of Directors and vice presidents (managers with executive functions appointed by the Board of Directors), for the years ended December 31, 2016, 2015 and 2014:

	2016(1)	2015(1)	2014(1)
Short-term employee benefits (2)	182	158	112
Share-based benefits	26	40	48
Post-retirement benefits	9	6	4
Termination benefits	94	5	—

	311	209	164

(1)	Includes the compensation for YPF’s key management personnel which developed their functions during the mentioned years.
(2)	Does not include Social Security contributions of 45, 55 and 57 for the years ended December 31, 2016, 2015 and 2014.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

32.	EMPLOYEE BENEFIT PLANS AND SHARE-BASED PAYMENTS

Note 2.b.10 describes the main characteristics and accounting treatment for benefit plans implemented by the Group.

i.	Retirement plan

The total charges recognized under the Retirement Plan amounted to approximately 80, 50 and 51 for the years ended December 31, 2016, 2015 and 2014, respectively.

ii.	Performance Bonus Programs and Performance evaluation

The amount charged to expense related to the Performance Bonus Programs was 1,272, 1,020 and 781 for the years ended December 31, 2016, 2015 and 2014, respectively.

iii.	Share-based benefit plan

Consistent with share-based benefit plans approved in previous years, the Board of Directors at its meeting held on June 11, 2014, approved the creation of a new share-based benefit plan 2014-2017, which will be valid for three years from July 1, 2014 (grant date), with similar characteristics to those of the 2013-2015 plan.

Likewise, the Board of Directors at its meeting held on June 8, 2015, approved the creation of a new share-based benefit plan 2015-2018, which will be valid for three years from July 1, 2015 (grant date), with similar characteristics to existing plans.

Additionally, the Board of Directors at its meeting held on August 31, 2016, approved the creation of a new share-based benefit plan 2016-2019, which will be valid for three years from July 1, 2016 (grant date), with similar characteristics to existing plans.

The amount charged to expense in relation with the share-based plans, which are disclosed according to their nature, amounted to 153, 124 and 80 for the fiscal years ended December 31 2016, 2015 and 2014, respectively.

During the fiscal years ended December 31, 2016, 2015 and 2014, the Company has repurchased 171,330, 382,985 and 634,204 own shares issued for an amount of 50, 120 and 200, respectively, and has delivered to the beneficiaries of the plan 520,031, 623,350 and 563,754 shares, respectively, for purposes of compliance with the share-based benefit plans. The cost of such repurchases is disclosed in the shareholders’ equity under the name of “Cost of acquisition of own shares”, while the nominal value and its adjustment derived from the monetary restatement made under the Prior Accounting Principles have been reclassified from the accounts “Subscribed capital” and “Adjustment to contribution” accounts to the “Treasury shares” and “Adjustment to treasury shares” accounts, respectively.

Information related to the evolution of the quantity of shares, of the plans at the end of the years ended December 31, 2016, 2015 and 2014, is as follows:

Plan 2013-2015

	2016	2015	2014
Amount at the beginning of the year	188,493	695,015	1,289,841
- Granted	9,130	—	—
- Settled	(193,878)	(503,535)	(563,754)
- Expired	(3,745)	(2,987)	(31,072)

Amount at end of year(1)	—	188,493	695,015

Expense recognized during the year	6	34	53
Fair value of shares on grant date (in dollars)	14.75	14.75	14.75

(1)	The plan had 7 months of life in 2016, 7 months of remaining life as of December 31, 2015 and between 10 and 19 months as of December 31, 2014.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

32.	EMPLOYEE BENEFIT PLANS AND SHARE-BASED PAYMENTS (Cont.)

Plan 2014-2017

	2016	2015	2014
Amount at the beginning of the year	234,130	356,054	—
- Granted	6,978	—	356,054
- Settled	(123,926)	(118,927)	—
- Expired	(17,904)	(2,997)	—

Amount at end of year(1)	99,278	234,130	356,054

Expense recognized during the year	28	53	27
Fair value of shares on grant date (in dollars)	33.41	33.41	33.41

(1)	The average remaining life of the plan is 7 months as of December 31, 2016, between 7 and 19 months as of December 31, 2015 and between 7 and 31 months as of December 31, 2014.

Plan 2015-2018

	2016	2015
Amount at the beginning of the year	602,079	—
- Granted	—	619,060
- Settled	(202,227)	(888)
- Expired	(60,393)	(16,093)

Amount at end of year(1)	339,459	602,079

Expense recognized during the year	63	37
Fair value of shares on grant date (in dollars)	19.31	19.31

(1)	The average remaining life of the plan is between 7 and 19 months as of December 31, 2016 and between 7 and 31 months as of December 31, 2015.

Plan 2016-2019

2016
Amount at the beginning of the year	—
- Granted	682,307
- Settled	—
- Expired	—

Amount at end of year(1)	682,307

Expense recognized during the year	56
Fair value of shares on grant date (in dollars)	16.99

(1)	The average remaining life of the plan is between 7 and 31 months as of December 31, 2016.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

33.	ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE ARGENTINE PESO

	2016				2015			2014
	Amount in currencies other than the Argentine peso		Exchange rate (1)	Total	Amount in currencies other than the Argentine peso	Exchange rate (1)	Total	Amount in currencies other than the Argentine peso	Exchange rate (1)	Total
Noncurrent Assets
Other receivables
US Dollar	169		15.79	2,669	46	12.94	595	73	8.45	617
Real	10		4.84	48	10	3.31	33	6	3.2	19
Trade receivables
Real	—		—	—	—	—	—	5	3.2	16
Investments in financial assets US Dollar	490		15.79	7,737	—	—	—	—	—	—

Total noncurrent assets				10,454			628			652

Current assets
Trade receivables
US Dollar	397		15.79	6,269	307	12.94	3,973	341	8.45	2,881
Chilean peso	10,542		0.02	211	16,971	0.02	339	11,043	0.01	110
Real	23		4.84	111	15	3.31	50	24	3.2	77
Other receivables
US Dollar	349		15.79	5,511	407	12.94	5,267	473	8.45	3,997
Euro	15		16.63	249	6	14.07	84	3	10.26	31
Real	4		4.84	19	7	3.31	23	3	3.2	10
Chilean peso	—		—	—	27	0.02	1	4,344	0.01	43
Yen	—		—	—	119	0.11	13	—	—	—
Investments in financial assets US Dollar	478		15.79	7,548	—	—	—	—	—	—
Cash and cash equivalents
US Dollar	414		15.79	6,537	1,009	12.94	13,056	647	8.45	5,467
Chilean peso	240		0.02	5	502	0.02	10	—	—	—
Real	2		4.84	10	4	3.31	13	—	—	—
Swiss franc	—	(2)	15.52	6	—	—	—	—	—	—

Total current assets				26,476			22,829			12,616

Total assets				36,930			23,457			13,268

Noncurrent Liabilities
Provisions
US Dollar	2,675		15.89	42,506	2,774	13.04	36,173	2,785	8.55	23,812
Loans
US Dollar	5,741		15.89	91,222	4,403	13.04	57,417	2,845	8.55	24,325
Real	13		4.88	63	4	3.35	13	—	—	—
Swiss franc	300		15.57	4,673	—	—	—	—	—	—
Other liabilities
US Dollar	21		15.89	334	24	13.04	316	35	8.55	303
Accounts payable
US Dollar	133		15.89	2,113	13	13.04	166	20	8.55	167

Total noncurrent Liabilities				140,911			94,085			48,607

Current Liabilities
Provisions
US Dollar	45		15.89	715	80	13.04	1,043	177	8.55	1,513
Taxes payable
Real	5		4.88	24	6	3.31	20	—	—	—
Chilean peso	1,055		0.02	21	1,077	0.02	22	—	—	—
Loans
US Dollar	1,054		15.89	16,754	1,543	13.04	20,121	911	8.55	7,792
Real	17		4.88	82	35	3.35	117	16	3.2	51
Swiss franc	3		15.57	45	—	—	—	—	—	—
Salaries and social security
US Dollar	6		15.89	96	7	13.04	91	3	8.55	26
Real	2		4.88	10	2	3.35	7	2	3.2	6
Chilean peso	501		0.02	10	423	0.02	8	—	—	—
Other liabilities
US Dollar	275		15.89	4,371	32	13.04	412	83	8.55	708
Accounts payable
US Dollar	1,197		15.89	19,020	1,845	13.04	24,064	1,932	8.55	16,520
Euro	15		16.77	252	26	14.21	369	24	10.41	248
Chilean peso	4,915		0.02	98	1,283	0.02	26	6,387	0.01	64
Real	9		4.88	44	14	3.35	47	11	3.2	35
Swiss franc	—	(2)	15.57	3	—	—	—	—	—	—
Yen	—		—	—	29	0.11	3

Total current liabilities				41,545			46,350			26,963

Total liabilities				182,456			140,435			75,570

(1)	Exchange rate in force at December 31, 2016, 2015 and 2014 according to Banco Nación Argentina.
(2)	Registered value less than 1.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016, 2015 AND 2014

34.	SUBSEQUENT EVENTS

•	On February 23, 2017, YPF and PetroUruguay S.A. signed a definitive agreement for the transfer of a 20% participating interest in the Aguada de la Arena area located in the province of Neuquén, for a total of US$ 18 million. As a result, YPF has increased its participating interest in the Aguada de la Arena area to 100%.

•	On February 23, 2017, YPF and O&G Developments Ltd. S.A. (hereinafter “O&G”), an affiliate of Shell Compañía Argentina de Petróleo S.A., executed an agreement (hereinafter, the “Agreement”) through which YPF and O&G agreed on the principal terms and conditions for the joint development of a shale oil and shale gas pilot in two phases, for a joint investment amount of US$ 305.8 million plus VAT, in the Bajada de Añelo area in the province of Neuquén, of which O&G will contribute 97.6% and YPF will contribute 2.4%. O&G will be the operator of the area. The Agreement provides for a period of exclusivity for the negotiation and execution of definitive agreements. Once definitive agreements have been signed and certain conditions precedent have been fulfilled, including the relevant regulatory approval of the province of Neuquén authorities, the execution of the project will begin, through which O&G will acquire a 50% participating interest in the exploitation concession that covers an area of 204 km2.

•	On March 6, 2017, MINEM Resolution No. 46-E/2017 was published in the Official Gazette, which created the “Investment in Natural Gas Production from Non-Conventional Reservoirs Stimulus Program” (hereinafter the “Program”), established in order to stimulate the investments in natural gas from non-conventional reservoirs in the Neuquina basin, and in effect as of its publication until December 31, 2021.

The Resolution establishes compensation for the volume of non-conventional gas production from concessions located in the Neuquina basin included in the Program, for which such concessions must first have a specific investment plan approved by the province’s application authority and the Secretariat of Hydrocarbon Resources.

The compensation will be determined by deducting from the effective sales price obtained from sales to the internal market, including conventional and non-conventional natural gas, the minimum sales prices established by the Resolution each year, multiplied by the volumes of production of non-conventional gas. The minimum prices established by the Resolution are US$ 7.50 /MMBtu for 2018, US$ 7.00 /MMBtu for 2019, US$ 6.50 /MMBtu for 2020 and US$ 6.00 /MMBtu for 2021.

The compensation from the Program will be distributed, for each concession included in the Program, as follows: 88% to the companies and 12% to the province corresponding to each concession included in the Program.

As of the date of issuance of these consolidated financial statements, there have been no significant changes which effect on the financial position and results of operations of the Group at December 31, 2016 or disclosure in the notes of the present consolidated financial statements, if any, has not been considered under IFRS.

The present consolidated financial statements were approved by the Company’s Board of Directors and authorized for issuance on March 9, 2017 and will be made available at the Shareholders’ meeting.

MIGUEL ANGEL GUTIERREZ
President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 21, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer